FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103-3198

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
MUNICH
HONG KONG

TELEPHONE: 212/318-3000
FACSIMILE: 212/318-3400

02034499

May 31, 2002

RECD S.E.C.
MAY 3 1 2002
1086

VIA HAND DELIVERY

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Sasol Limited (the "Company")
File No. 82-631

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby submit to the Securities and Exchange Commission, on behalf of the Company, the following documents:

1. Announcement regarding Profit Statement and Declaration of Dividend for the year ended June 25, 2001.

2. Form CM15: Return of allotment of shares for August 28, 2001 to September 4, 2001;

3. Form CM15: Return of allotment of shares for September 5, 2001 to September 17, 2001;

4. Form CM15: Return of allotment of shares for October 3, 2001, to October 18, 2001;

5. Form CM15: Return of allotment of shares for October 25, 2001 to November 21, 2001;

6. Form CM15: Return of allotment of shares for November 23, 2001 to December 14, 2001;

7. Form CM15: Return of allotment of shares for December 18, 2001 to January 14, 2002;

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8. Form CM15: Return of allotment of shares for January 18, 2002 to February 7, 2002;

9. Form CM15: Return of allotment of shares for February 14, 2002 to March 12, 2002;

10. Form CM15: Return of allotment of shares for March 13, 2002 to April 11, 2002;

11. Announcement which appeared in the Beeld, the Business Day and The Star's Business Report (profit statement and declaration of dividend); and

12. Announcement regarding Profit Statement and Declaration of Dividend for the Half-Year Ended December 31, 2001.

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. Please call me at 212-318-3092 should you have any questions.

Very truly yours,

Steven I. Suzzan /mm

Steven I. Suzzan

cc: Steven B. Pfeiffer

PROFIT STATEMENT AND DECLARATION OF DIVIDEND

SASOL Five years

The financial statements of the Group for this financial year have been prepared in accordance with International Accounting Standards (IAS). Comparative figures have been restated to conform to IAS. The effect of adjustments is shown below. (A billion is defined as one thousand million).

○ Sales up 60% to R41 289 million ○ Operating profit up 71% to R10 773 million
○ Attributable earnings up 72% to R7 025 million ○ Acquisition of Condea earnings positive

FINANCIAL OVERVIEW

A highly commendable performance for the year ended 25 June 2001 resulted in all major businesses achieving record results. This performance should be seen in the context of strong growth in sales, operating profit, attributable earnings and capital expenditure over the last five years.

The factors which primarily contributed to the increase in earnings in the past year compared to the previous year were:

- A higher oil price (up 37% to an average of US$26,50 a barrel compared to the previous year), and strong refining margins.
- A 16% weakening in the rand/dollar exchange rate.
- Strong sales volumes into both local and international markets.
- Continuing improvement in operational stability on most plants.
- Significant productivity and efficiency improvements, and cost reductions, across all businesses.

Sales increased by 60% from R25 762 million to R41 289 million. In pursuit of a set strategic objective, foreign sales reached 37% of total sales and are confidently expected to exceed 50% in the next financial year. Sales of chemicals by Sasol Chemical Industries (SCI) amounted to 51% of total sales, which is also in line with a strategic objective to increase chemical sales to 50% of total turnover.

Operating profit of R10 773 million increased by 71% and exceeded R10 billion for the first time. At prevailing exchange rates, this is the second consecutive year that operating profit has exceeded US$1 billion.

Renewal and cost optimisation programmes throughout all operations are a critical part of an ongoing and entrenched management philosophy to achieve continuous improvement. Productivity and efficiency improvements again contributed materially to the increase in operating profit.

During the year, the Group completed its largest and most significant acquisition. A Euro 1,3 billion asset and share purchase agreement was concluded with RWE-DEA Aktiengesellschaft fur Mineraloel und Chemie (RWE-DEA) for that company's entire chemicals business, Condea, with effect from 1 March 2001. Condea has since been renamed Sasol Chemie.

It is noteworthy that the impact of this acquisition on Group earnings was positive for the four months since 1 March 2001.

Following this pleasing addition to Sasol's business portfolio, which provides an ideal strategic fit with existing businesses, gearing rose to 27% at 25 June 2001. This is in line with the financial objective to hold debt between a range of 25% and 30% of total equity. The higher gearing resulted in an increase of R87 million in net interest paid during the year to R276 million.

It should also be noted that R1 119 million was expended on the Group's approved share buyback programme during the year. To date 7% (47 074 900 shares) of issued shares have been purchased at an average price of R51,15 per share. There is presently no intention to trade in these shares. If adjusted for this expenditure, gearing is reduced to 15% of total equity.

The Group is mindful of the need to integrate and settle Sasol Chemie successfully into SCI. Already, prospects for Sasol Chemie are exceeding expectations. As a result, and in support of its stated growth objectives, Sasol is again alert to acquisition opportunities that will add value and substance to its strategically focused business portfolios. It is understood that suitable opportunities can take time to materialise. The balance sheet, forecasted future cash flows and associated funding options provide substantial *capacity for the funding of future growth.*

Highlights of the Group's financing activities were:

- Arrangement of a syndicated US$400 million revolving credit facility.
- Issuing of R900 million senior secured three-year bonds as part of a R2 billion domestic medium-term note programme launched in June 2000.
- Issuing of a one-year non-listed commercial bond for R1 100 million, which is one of the biggest single placements of commercial paper by a listed company in South Africa.
- Arrangement of a Euro 470 million and US$165 million *syndicated, multi-currency term loan and revolving* credit facility.

Earnings per share increased by 81% to 1 120 cents, and headline earnings per share increased by 85% to 1 236 cents. The difference of 116 cents per share (R727 million after tax) relates to the amortisation of net negative goodwill of R44 million, loss on the sale of property, plant and equipment of R83 million as well as the impairment of the following assets:

- The acrylonitrile (ACN) plant – R354 million.
- The Group's 50% equity interest in Sasol Fibres – R111 million.
- The chlorine plant at Umbogintwini, south of Durban – R57 million.
- Crotonaldehyde and acid recovery plants – R82 million.
- Foreign oil producing assets – R35 million.
- Other smaller plants – R49 million.

A final dividend of 180 cents per share has been declared. This brings the total dividend declared to 320 cents per share, which represents an increase of 45%.

The outstanding performance of the Group over the last five years is the direct result of delivery of the Group's growth strategy, and the repositioning undertaken to sustain real growth in the future. This strategy is focused on Sasol becoming a respected global enterprise.


SASOL
Sales
(R million)
41 289
25 762
19 180
16 666
97
98
99
00
01

Compounded growth of 25% over five-year period.


SASOL
Operating profit
(R million)
10 773
6 292
3 701
3 121
3 900
97
98
99
00
01

Compounded growth of 27% over five-year period.


SASOL
Attributable earnings
(R million)
Earnings per share
(Cents)
7 025
4 096
2 541
2 113
2 606
97
98
99
00
01

Compounded growth of 27% over five-year period.


SASOL
Dividends
(Cents)
320
220
151
147
147
97
98
99
00
01

Compounded growth of 21% over five-year period.


SASOL
Capital expenditure
(R million)
4 935
2 617
2 927
2 345
2 171
97
98
99
00
01

Aggressive growth programme over five-year period


SASOL
Market capitalisation
(R million)
50 540
34 468
21 071
25 396
28 307
97
98
99
00
01

Compounded growth of 12% over five-year period

Divisional ...

The contribution to the operating profit of the Group was as follows:

	25 June 2001 R million	25 June 2000 R million	% increase
Sasol Synthetic Fuels	7 871	3 999	97
Sasol Oil	1 309	808	62
Sasol Mining	577	317	82
Sasol Chemical Industries	2 199	1 600	37
Sasol Polymers	870	864	1
Sasol Solvents	501	273	84
Sasol Alpha Olefins	334	242	38
Nitrogen businesses	271	169	60
Sasol Chemie	204	—	—
Other	19	55	—
Other	(198)	(89)	—
	11 758	6 638	77
Capital items and goodwill	(985)	(346)	—
Total	10 773	6 292	71

SASOL SYNTHETIC FUELS (SSF)

Surging ahead on the strength of a high international crude oil price, improved yields and effective cost management initiatives, SSF increased its operating profit by 97% to R7 871 million.

Notwithstanding operating problems experienced during the year on the air separation units, for which sustainable corrective modifications are necessary and underway, SSF continues to improve the quality of its performance year after year. The continuing ability to innovate better production processes, increase effectiveness and *profitability, improve safety and environmental standards* and motivate employees towards achieving challenging targets is testimony to the status of this business.

SSF successfully completed its first full financial year of running the new-generation Sasol Advanced Synthol (SAS) reactors, without parallel support from the older-generation CFB Synthol reactors. A ninth SAS reactor was *recently installed. These reactors will substantially* contribute to increased performance and output in future.

SASOL MINING

In yet another year of exceptional progress, Sasol Mining increased its operating profit by 82% to a record R577 million. While the business benefitted from higher coal export prices, its highly effective renewal process progressed successfully through all production and support operations.

The higher international coal prices increased the export contribution to operating profit to R235 million. Exports remain integral to the business' growth ambitions.

The renewal process has been so successful that it has become embedded as a continuous improvement philosophy and has spawned further improvement initiatives. These include enhancements to key activities such as maintenance, information management and human resources development.

It is noteworthy that Sasol Mining was rated in the upper-quartile, in a productivity benchmarking exercise completed during the year, involving comparable South African collieries.

SASOL OIL

The upward trend in the performance of Sasol Oil continued during the past year and operating profit increased by 62% to R1 309 million. This pleasing performance resulted from higher refining margins, increased sales volumes, the rand's depreciation against the US dollar and further improved operational and commercial efficiencies. Production and distribution costs were controlled to well below inflation levels.

It is estimated that the market for liquid fuels declined by 0,8% during the year. Near-African States also used less fuel. The collapse of the Zimbabwe market was a notable feature.

The Sasol/Total South African joint venture refining company, National Petroleum Refiners of South Africa (Natref) performed well for almost the entire year. Natref has long been an exceptionally safe and productive refinery. The most unfortunate fire that occurred near financial year-end is regretted. Two people died and the crude distillation unit (CDU) was damaged.

Sasol again expresses its condolences to the families of these two persons.

The refinery is likely to return to full production in October 2001. The impact of the incident on operating profit was limited to the insurance excess of R80 million for Sasol. Corrective measures to prevent a recurrence of such an incident are being effected.

The refinery's performance was otherwise pleasing and a 92% product yield achieved was an all-time record. Natref also achieved major improvements in energy efficiency and reduced atmospheric emissions.

The R700 million Natref expansion project is expected to achieve its June 2002 commissioning target. It will enable a 22% increase in capacity.

A notable success during the year was the complete change to unleaded petrol in the form of Sasol's Formula 100 Dual Fuel in March 2001. Motorists welcomed the Dual Fuel launch as an innovative way to satisfy their fuel requirements.

The long-standing Main Supply and Blue Pump agreements with South African oil companies have prohibited the Group from operating its own branded service station network. These agreements expire at the *end of 2003 following notice given by Sasol in 1999.* The Group is progressing with far-sighted plans to have a Sasol branded service structure network in place by 2004.

SASOL CHEMICAL INDUSTRIES

Maintaining its excellent track record of the last four years, SCI increased operating profit by 37% to R2 199 million.

This achievement is especially gratifying because many divisions experienced severe margin pressure due to continuing high oil and other feedstock prices. The affected products included polymers, alpha olefins, fertilisers, commercial explosives, waxes and phenolics.

The primary contributions to SCI's performance include:

- Continuing strong customer support and excellent worldwide logistics.
- Further increases in productivity and stringent management of operating costs.
- Higher prices for ammonia and value-added carbon and tar products.
- Overall volume growth in sales of most products.
- The commissioning of new production capacity in South Africa.
- The rand's depreciation against the US dollar.

Highlights and notable events during the year include:

- The acquisition of Sasol Chemie and its integration into the existing Alpha Olefins and Solvents divisions to form two global businesses with world-scale status and strong market positions.
- The acquisition of the remaining 50% of Fedmis Phalaborwa *from AECI and its subsequent integration* into Sasol Agri.
- The commissioning of the third hexene train in September 2000 at Secunda, raising annual hexene capacity to about 200 000 tons.
- The restart of the polypropylene plant at Secunda after the fire in February 2000. Sasol Polymers has since consistently run the plant at above design capacity. The division also successfully re-entered local and international markets and emerged from its crisis with its reputation with customers intact.
- The commissioning of the R270 million ethyl acetate plant at Secunda. Utilising novel Sasol developed technology, the plant will produce 50 000 tons a year of product, most of which will be exported.
- The sanctioning of a project to build a 150 000 tons a year n-butanol plant in Sasolburg, using technology licensed from Mitsubishi Chemical Corporation of Japan.

Sasol Chemie

The integration of Sasol Chemie since 1 March 2001 is progressing according to plan. Operating profit for the first four months to 25 June 2001 amounted to R204 million, which is pleasing considering the relatively high feedstock prices for the same period. As mentioned above, the effect of this commendable result, after taking full interest on the acquisition price of Sasol Chemie into account, is positive on the Group's earnings.

SASOL SYNFUELS INTERNATIONAL (SSI)

After several years of extensive preparatory work by SSI, a new era of international synfuels joint ventures is now within reach. In July 2001, approval was given for the start of front end engineering and design for the Qatar and Nigerian gas-to-liquids (GTL) plants.

The 50:50 Sasol/Chevron global joint venture was finalised in October 2000. Its objective is to develop a GTL industry, based on Sasol technology, and global markets for GTL fuels by designing, building and operating plants at suitable locations to manufacture and market premium grade alternative fuels and their associated products.

The Nigerian plant will have a daily GTL fuel and naphtha production capacity of about 34 000 barrels and is due to be commissioned in 2005. The Qatar plant will have a similar total capacity and is also due to be commissioned in 2005.

NUMBER 44 FOR THE YEAR ENDED 25 JUNE 2001

28034381

# of outstanding performance

PROCESSED SEP 18 2001 THOMSON FINANCIAL

- Attributable earnings per share up 81% to 1 120 cents ○ Headline earnings per share up 86% to 1 236 cents
- Total dividend per share declared increased by 45% to 320 cents ○ More than R3 billion invested in South Africa

The Group's audited consolidated results for the year ended 25 June 2001 are as follows:

Consolidated income statement

for the year ended 25 June 2001

2000 US$ million	2001 US$ million		2001 R million	2000 R million
4 101	6 359	Sales	41 289	25 762
(2 791)	(3 383)	Cost of sales	(25 720)	(17 534)
1 310	2 036	Gross profit	15 569	8 228
(308)	(627)	Selling and administrative expenditure	(4 796)	(1 936)
1 002	1 409	Operating profit	10 773	6 292
31	31	Non-trading income	244	198
(61)	(66)	Finance costs	(509)	(387)
972	1 374	Net income before taxation	10 508	6 103
(318)	(484)	Taxation	(3 467)	(1 994)
654	920	Income after taxation	7 041	4 109
1	1	Income from associates	11	6
(3)	(4)	Minority interest	(27)	(19)
652	917	Earnings attributable to shareholders	7 025	4 096
660,8	627,3	Weighted average number of shares (million)	627,3	660,8
		Earnings per share (cents)		
99	146	– attributable earnings basis	1 120	620
106	161	– headline earnings basis	1 236	668
		Dividends per share (cents)		
14	18	– final (prior year)	137	66
12	17	– interim (current year)	140	83
18	22	– final (current year)*	180	137

*Declared subsequent to 25 June 2001 and has been presented for information purposes only. No provision regarding this final dividend has been recognised.

Consolidated balance sheet

at 25 June 2001

2000 US$ million	2001 US$ million		2001 R million	2000 R million
		ASSETS		
2 714	3 483	Property, plant and equipment	27 926	18 798
84	134	Intangible assets	1 071	590
19	14	Township land and residential buildings	110	125
20	(65)	Goodwill	(523)	141
39	105	Investments	845	265
105	101	Long-term loans and debtors	811	725
2 981	3 772	Non-current assets	30 239	20 644
532	899	Inventories	7 210	3 686
697	1 260	Trade and other receivables	10 109	4 829
73	296	Cash and cash equivalents	2 370	506
1 302	2 455	Current assets	19 689	9 021
4 283	6 227	*Total assets*	49 928	29 665
		EQUITY AND LIABILITIES		
2 560	2 772	Total shareholders' equity	22 217	17 715
15	13	Minority interest	107	106
63	620	Long-term liabilities	4 970	445
364	531	Long-term provisions	4 249	2 526
501	584	Deferred taxation	4 689	3 477
928	1 735	Non-current liabilities	13 908	6 448
152	434	Short-term loans	3 479	1 056
1	73	Short-term provisions	592	4
170	275	Taxation payable	2 206	1 176
457	925	Trade and other payables	7 419	3 160
780	1 707	Current liabilities	13 696	5 396
4 283	6 227	*Total equity and liabilities*	49 928	29 665
442	449	Net worth per share (cents)*	3 596	3 060
579,0	617,8	Number of ordinary shares in issue (million)*	617,8	579,0
356	531	Capital expenditure for year	4 093	2 171
964	941	Capital expenditure authorised	7 549	6 682

*After share buyback programme

SALES – GEOGRAPHIC



June 2001 (R billion)		June 2000 (R billion)
25,8	South Africa	19,1
1,8	Rest of Africa	1,3
6,5	Europe	2,3
0,7	Middle East	0,4
0,7	Far East	0,2
4,7	Americas	1,7
1,1	Southeast Asia	0,8
41,3		25,8

SALES – BUSINESS UNIT



June 2001 (R billion)		June 2000 (R billion)
12,3	SSF	8,6
0,8	Mines	0,5
7,1	Oil	5,4
21,1	SO	11,3
41,3		25,8

OPERATING PROFIT – GEOGRAPHIC



June 2001 (R billion)		June 2000 (R billion)
9,4	South Africa	6,0
0,1	Rest of Africa	(0,3)
0,5	Europe	0,1
0,1	Middle East	0,1
0,2	Far East	0,1
0,5	Americas	0,2
—	Southeast Asia	0,1
10,8		6,3

Statement of changes in equity

for the year ended 25 June 2001

2000 US$ million	2001 US$ million		2001 R million	2000 R million
		Share capital		
1 405	1 408	Balance at beginning of year	1 559	1 543
3	6	Issued during year	43	16
—	355	Conversion of debentures	1 028	—
1 408	1 769	Balance at end of year	2 630	1 559
355	—	Convertible debentures	—	1 028
		Accumulated profit		
2 063	2 545	Balance at beginning of year	15 504	12 495
652	917	Earnings attributable to shareholders	7 025	4 096
(160)	(211)	Dividends paid	(1 655)	(1 025)
(85)	(103)	– final (prior year)	(785)	(521)
(76)	(108)	– interim (current year)	(870)	(504)
(10)	—	Net debenture interest	—	(62)
—	617	Transfer from other reserves	772	—
2 545	3 768	Balance at end of year	21 646	15 504
		Translation reserve		
(1 711)	(2 060)	Balance at beginning of year	142	74
(349)	(354)	Movement for year	208	68
(2 060)	(2 414)	Balance at end of year	350	142
355	355	General reserve	340	340
162	162	Equalisation reserve	432	432
517	517		772	772
—	(517)	Transfer to accumulated profit	(772)	—
517	—	Balance at end of year	—	772
		Share buyback programme		
—	(205)	Balance at beginning of year	(1 290)	—
(205)	(146)	Repurchased during year	(1 119)	(1 290)
(205)	(351)	Balance at end of year	(2 409)	(1 290)
2 560	2 772	Total shareholders' equity	22 217	17 715
		Summary		
1 408	1 769	Share capital	2 630	1 559
355	—	Convertible debentures	—	1 028
2 545	3 768	Accumulated profit	21 646	15 504
(2 060)	(2 414)	Translation reserve	350	142
355	—	General reserve	—	340
162	—	Equalisation reserve	—	432
(205)	(351)	Share buyback programme	(2 409)	(1 290)
2 560	2 772	Total shareholders' equity	22 217	17 715

Consolidated cash flow statement

for the year ended 25 June 2001

2000 US$ million	2001 US$ million		2001 R million	2000 R million
1 396	1 889	Cash flow from operations	14 508	8 793
32	32	Investment income	253	204
(167)	(70)	Increase in working capital	(426)	(1 010)
1 263	1 851	Cash generated by operating activities	14 335	7 987
(61)	(66)	Finance costs paid	(509)	(387)
(216)	(397)	Taxation paid	(2 972)	(1 267)
986	1 388	Cash available from operating activities	10 854	6 333
(173)	(211)	Dividends and debenture interest paid	(1 655)	(1 114)
813	1 177	Cash retained from operating activities	9 199	5 219
(303)	(477)	Acquisition of property, plant and equipment	(3 657)	(1 817)
(52)	(54)	Acquisition of intangible assets	(438)	(354)
10	16	Long-term assets sold	112	72
(406)	(1 041)	Acquisition of businesses	(8 350)	(2 827)
13	19	Cash acquired on acquisition of businesses	154	89
(1)	(67)	Increase in investments	(532)	(2)
13	(9)	Increase in long-term loans and debtors	(25)	83
(726)	(1 614)	Cash utilised in investing activities	(12 736)	(4 756)
85	(437)	(Increase)/decrease in funding requirements	(3 537)	463
3	6	Share capital issued	43	16
(205)	(146)	Share buyback programme	(1 119)	(1 290)
(1)	(4)	Distributed to minority shareholders	(27)	(10)
(3)	515	Increase/(decrease) in long-term liabilities	4 097	(27)
80	302	Increase in short-term loans	2 379	546
(126)	673	Cash effect on financing activities	5 373	(765)
(41)	236	Increase/(decrease) in cash and cash equivalents	1 836	(302)
		Cash and cash equivalents		
73	296	– at end of year	2 370	506
19	13	– arising on translation	(28)	—
(133)	(73)	– at beginning of year	(506)	(806)
(41)	236	Increase/(decrease) in cash and cash equivalents	1 836	(302)

Adoption of International Accounting Standards

The Group adopted International Accounting Standards (IAS) for the first time during the current financial year. The financial statements have been prepared and presented as if they had always been prepared in accordance with the standards and interpretations effective for the year of first time application.

The aggregate effect of the changes in accounting policies on the annual financial statements for the year ended 25 June 2000 is as follows:

US$ million		R million
	Earnings attributable to shareholders	
647	Prior year accounting policy	4 065
(3)	Business combinations	(17)
(10)	Rehabilitation	(61)
(2)	Provisions and renewal	(14)
(4)	Post-retirement medical provision	(22)
14	Post-employment benefits – pension asset	85
—	Unrealised profit on futures hedging	1
10	Secondary taxation on companies (net)	58
5		30
—	Effect on minority interest	1
652	International Accounting Standards	4 096
	Opening balance of accumulated profit	
2 103	Prior year accounting policy	12 735
5	Business combinations	30
(143)	Rehabilitation	(865)
29	Provisions and renewal	175
(74)	Post-retirement medical provision	(449)
47	Post-employment benefits – pension asset	287
1	Unrealised profit on futures hedging	6
94	Dividends declared in prior years and secondary taxation on companies thereon	569
(41)		(249)
1	Effect on minority interest	9
2 063	International Accounting Standards	12 495

SASOL PETROLEUM INTERNATIONAL (SPI)

SPI continued its successful development of promising exploration and production portfolios in West and Southern Africa. The highlight of the year was the securing of additional natural gas reserves in Mozambique. The enlarged reserves will now enable the company to progress the development of the Pande and Temane gas fields. Both fields will be developed in a 70% (Sasol) – 30% (CMH) joint venture. CMH is a subsidiary of Mozambique's national oil company.

SPI signed a petroleum production and project agreement in October 2000 with the Government of Mozambique for the commercial development of the Temane and Pande gas fields and to transport natural gas to customers in Mozambique and South Africa. All applicable agreements with the governments of Mozambique and South Africa and Sasol's gas partners are likely to be finalised before the end of 2001.

PROFIT OUTLOOK

Crude oil and many petrochemical and related feedstock prices have softened. Generally, however, most are expected to remain comparatively strong or stable.

Most operations are targeting sales volume increases and continuing benefits are expected from ongoing productivity and efficiency improvement processes.

Assuming no dramatic shifts in world oil, petrochemical and allied markets or unforeseen disruptions in key financial markets, shareholders can anticipate modest real earnings growth during the 2002 financial year.

Sasol intends to continue its share buyback programme subject to acceptable circumstances.

STRATE

The company is scheduled to be transferred to the Share Transactions Totally Electronic (STRATE) system of electronic settlement on the JSE Securities Exchange, South Africa.

Dematerialisation of the company's shares will commence on 19 November 2001. Electronic trading in the company's shares will commence on 10 December 2001. The first electronic settlement will commence on 18 December 2001.

The company's share certificates will, accordingly, not be accepted for settlement after 10 December 2001.

Details of the transfer to STRATE will be communicated to shareholders shortly.

DECLARATION OF DIVIDEND NUMBER 44

Notice is hereby given that the directors have declared a final dividend of 180 cents per share (2000: 137 cents per share) in respect of the year ended 25 June 2001. The dividend is declared in the currency of the Republic of South Africa and will be payable to shareholders registered in the books of the company at the close of business on Friday, 21 September 2001. Dividend cheques will be posted on or about 25 October 2001. Electronic payment of dividends will take place on the same date.

By order of the board

N L Joubert *Company secretary* — *4 September* 2001

...l results and restated comparative figures have been audited by the external auditors, KPMG Inc, and their unqualified audit report is available for inspection at the registered office of the company.

SASOL LIMITED

Directors: P du P Kruger *(Chairman)* P V Cox *(Deputy chairman and chief executive)* E le R Bradley W A M Clewlow B P Connellan L P A Davies *(Executive director)* J H Fourie *(Executive director)* A Havenstein *(Executive director)* S Montsi T S Munday *(Executive director)* J E Schrempp *(German)* C B Strauss

Registered office: 1 Sturdee Avenue, Rosebank, Johannesburg 2196; PO Box 5486, Johannesburg 2000

Transfer secretaries: Mercantile Registrars Limited, First National House, 11 Diagonal Street, Johannesburg 2001; PO Box 1053, Johannesburg 2000

Company registration number: 1979/003231/06
ISIN CODE: ZAE000006896
SHARE CODE: SOL
Incorporated in the Republic of South Africa

Website http://www.sasol.com

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

RECD S.E.C.
MAY 3 1 2002
1086

Name of company SASOL LIMITED

1. Date of allotment of shares 28 August 2001 – 4 September 2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
1 175 000 000	Ordinary				
Total 1 175 000 000	Ordinary Total			Total	

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	Ordinary				
Total 7	Ordinary Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 5 September 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
685 010 228	Ordinary	R2.59	R2,646,329,903				
Total 665 010 228	Ordinary	Total	R2,646,329,903	Total		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____________ R ____________

Stated capital ____________ R R2,646,329,903 *

Premium account ____________ * Before deduction of interim expense, commission and cost of shares issued. R ____________

Total issued capital ____________ R R2,646,329,903

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
91 000	Ordinary	R25.38	R1,864,275					
Total 91 000	Ordinary	Total	R1,864,275	Total			Total	

6. (a) Shares alloted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
Total		Total		Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allotee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED ADDENDUM			

7. Issued capital at date of this return:

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
	665 010 225	Ordinary	R2.59	R2,646,329,903						
	91 000	Ordinary	R25.35	R1,964,275						
Total	665 101 225		Total	R2,648,294,178	Total	"				R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital _____ R _____

Stated capital _____ R R2,648,294,178 *

Premium account _____ R _____

Total issued capital _____ R R2,648,294,178

Certified correct.

Date _____ Signature _____

~~Director~~/Manager/~~Secretary~~

Rubber stamp of company, if any, or of secretaries.

* Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 91,000 shares.

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,337,400		2,646,329,903	665,010,225
28-Aug	8,900	16.75	149,075	665,019,125
31-Aug	37,700	16.75	631,475	665,056,825
	1,000	29.75	29,750	665,057,825
4-Sep	3,800	19.50	74,100	
	6,800	29.75	202,300	
	12,900	31.00	399,900	
	900	35.50	31,950	665,082,225
	9,100	19.50	177,450	
	3,200	19.75	63,200	
	2,100	29.75	62,475	
	4,600	31.00	142,600	665,101,225
	91,000	25.36	1,964,275	
TOTAL	14,428,400		2,648,294,178	665,101,225

Receipt of Share Sale Schedule
Date: 28/8/01
Time: 10:00
Signature: [signature]

SASOL SHARE INCENTIVE SCHEME
28 AUGUST 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
U885	LAMBINON, HENDRIK JOHANNES	PO BOX 2229, SASOLBURG, 1947	7500	16.75	125625.00	314.10	31-Aug-92
EH12	JORDAAN, EMILE	PO BOX 5173, SECUNDA, 2302	1400	16.75	23450.00	58.65	31-Aug-92
TOTAL - R16.75			8900		149075.00	372.75	
GRAND TOTAL			**8900**		**149075.00**	**372.75**	

APPROVED BY SHARE TRUST ADMINISTRATOR pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
29/08/01
11h00

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
31 AUGUST 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
U945	ERASMUS, HENDRIK BRINK DE WET	PO BOX 1368, FONTAINEBLEAU, 2032	1400	16.75	23450.00	58.65	31-Aug-
401314	KOTZE, ANDRE IAN	PO BOX 43, SECUNDA, 2302	1400	16.75	23450.00	58.65	31-Aug-
C239	DE KLERK, JEREMIAS JESAJA	PO BOX 10075, SECUNDA, 2302	600	16.75	10050.00	25.15	31-Aug-
U448	KRUGER, HANS-JURGEN WILHELM	PO BOX 1441, SASOLBURG, 1947	1400	16.75	23450.00	58.65	31-Aug-
950532	SNYMAN, FRIKKIE	PO BOX 5437, MEYERSDAL, 1447	4000	16.75	67000.00	167.50	31-Aug-
30003	BRACE, STEPHEN JOHN	PO BOX 349, PARKLANDS, 2121	1500	16.75	25125.00	62.85	31-Aug-
G226	CARTER, GEOFFREY DAVID	PO BOX 2392, SECUNDA, 2302	1400	16.75	23450.00	58.65	31-Aug-
950629	BOTHA, ROEDOLPH MARTHINUS	PO BOX 2008, ALBERTON, 1450	1000	16.75	16750.00	41.90	31-Aug-
7603	VAN ZYL, ALEXANDER FRANK WILLIAM	PO BOX 62456, VAALPARK, 1948	1000	16.75	16750.00	41.90	31-Aug-
401689	BURGER, ANDRIES JOHANNES	PO BOX 15393, SECUNDA, 2302	400	16.75	6700.00	16.75	31-Aug-
EH60	KOPER, EDWARD LUDOVICUS	PO BOX 4648, SECUNDA, 2302	1000	16.75	16750.00	41.90	31-Aug-
U618	STEYN, JURIE WYNAND	PO BOX 60601, VAALPARK, 1948	2000	16.75	33500.00	83.75	31-Aug-
401007	GROBBELAAR, FREDERIK SAMUEL MORDIG	PO BOX 238, SECUNDA, 2302	2500	16.75	41875.00	104.70	31-Aug-
8289	FOURIE, LOUIS JOSEPHUS	BLACKWOOD STREET 3, VANDERBIJLPARK, 1911	400	16.75	6700.00	16.75	31-Aug-
A999	HYATT, HARRY JAMES	c/o PO BOX 5486, JOHANNESBURG, 2000	10000	16.75	167500.00	418.75	31-Aug-
7170	OOSTHUIZEN, JAN DANIEL JACOBUS	PO BOX 188, REITZ, 9810	2700	16.75	45225.00	113.10	31-Aug-
A956	HAVENSTEIN, RALPH	PO BOX 21099, HELDERKRUIN, 1733	5000	16.75	83750.00	209.40	31-Aug-
TOTAL - R16.75			37700		631475.00	1579.00	
C524	KRUGER, JOHAN HARM	PO BOX 3988, NYLSTROOM, 0510	1000	29.75	29750.00	74.40	27-Feb-
TOTAL - R29.75			1000		29750.00	74.40	
GRAND TOTAL			38700		661225.00	1653.40	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

NOTE : EXECUTIVE DIRECTOR - Please report to JSE

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
4 SEPTEMBER 2001

Receipt of Share Sale Schedule
Date: 4/9/2001
Time: 16:20
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
9508	OLIVIER, ANTHONY JOHN	SCHUMANN SASOL	3800	19.50	74100.00	185.25	30-Aug-93
TOTAL - R19.50			**3800**		**74100.00**	**185.25**	
G007	MYBURGH, GERT LAMBERT	SSF	3400	29.75	101150.00	252.90	27-Feb-95
D460	ZIETSMAN, JOHAN PHILIP	SASTECH, SECUNDA	3400	29.75	101150.00	252.90	27-Feb-95
TOTAL - R29.75			**6800**		**202300.00**	**505.80**	
1777	ERNST, STEPHANUS CORNELIUS	SASOL LIMITED	8400	31.00	260400.00	651.00	4-Sep-95
U090	STEGMANN, PETER	SASTECH, SASOLBURG	1400	31.00	43400.00	108.50	4-Sep-95
401431	WELS, JOHANNES MARTHINUS	SASOL COAL	3100	31.00	96100.00	240.25	4-Sep-95
TOTAL - R31.00			**12900**		**399900.00**	**999.75**	
A973	OBERHOLSTER, ERNST	SASOL LIMITED - EXE	900	35.50	31950.00	79.90	26-Jun-95
TOTAL - R35.50			**900**		**31950.00**	**79.90**	
GRAND TOTAL			**24400**		**708250.00**	**1770.70**	

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

S Mulders
Company Secretarial
Services Manager
SASOL LIMITED
07h30
05/09/01
[signature]

Receipt of Share Sale Schedule
Date: 4/9/2001
Time: 14:20
Signature: AWLeck

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
4 SEPTEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A952	ROBINSON, ROBERT	PO BOX 6283, ANSFRERE, 1711	9100	19.50	177450.00	443.65	30-Aug-93
TOTAL - R19.50			9100		177450.00	443.65	
SAP230	BURGER, ANDRIES JACOBUS	MOEPEL STREET 5, VANDERBIJLPARK, 1911	3200	19.75	63200.00	158.00	28-Jun-93
TOTAL - R19.75			3200		63200.00	158.00	
401689	BURGER, ANDRIES JOHANNES	PO BOX 15393, SECUNDA, 2302	600	29.75	17850.00	44.65	27-Feb-95
F031	SADLER, DENZIL ERNEST	3 TAMARISK AVENUE, DOWERGLEN EXT 3, EDENVALE, 1609	800	29.75	23800.00	59.50	27-Feb-95
U357	DE JONG, GERBRAND	BACH STREET 3, SASOLBURG, 9570	700	29.75	20825.00	52.10	27-Feb-95
TOTAL - R29.75			2100		62475.00	156.25	
850107	TALJAARD, HEINRICH CHRISTIAN	PO BOX 73551, FAIRLAND, 2030	2400	31.00	74400.00	186.00	4-Sep-95
9141	VAN WYK, ADRIAAN PETRUS	PO BOX 1905, SASOLBURG, 1947	2200	31.00	68200.00	170.50	4-Sep-95
TOTAL - R31.00			4600		142600.00	356.50	
GRAND TOTAL			19000		445725.00	1114.40	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
05/09/01
07h20

Receipt of Share Sale Schedule
Date: 11-9-01
Time: 14:20
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
17 SEPTEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
401364	JONKER, MICHIEL ADRIAAN	PO BOX 5744, SECUNDA, 2302	2000	60.75	121500.00	303.75	25-Aug-97
TOTAL - R60.75			2000		121500.00	303.75	
GRAND TOTAL			2000		121500.00	303.75	

APPROVED BY SHARE TRUST ADMINISTRATOR : ________________

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

RECD S.E.C.
MAY 3 1 2002
1086

Name of company SASOL LIMITED

1. Date of allotment of shares 5 September 2001 to 17 September 2001

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
Total: 1,175,000,000	Total Ordinary			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Ordinary			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 3 October 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
665,101,225	Ordinary	2.59	2,648,294,178				
Total: 665,101,225		Total	2,648,294,178	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	
Stated capital	R 2,648,294,178
Premium account	*Before deduction of interim expense, commission and cost of shares issued.
Total issued capital	R 2,648,294,178

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
64,600	Ordinary	36.73	2,228,485					
Total: 64,600		Total	2,228,485	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
665,101,225	Ordinary	2.59	2,648,294,178
64,600	Ordinary	38.73	2,228,485
Total: 665,165,825		Total	2,650,522,663

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2,650,522,663
Premium account	
Total issued capital	R 2,650,522,663

Certified correct.

Date 3/10/01 Signature ____________

Company Secretary

Rubber stamp of company, if any, or of secretaries.

*Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 64,600 shares.

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,428,400		2,648,294,178	665,101,225
5-Sep	1,400	29,75	41,650	
	2,600	31,00	80,600	665,105,225
	5,000	29,75	148,750	665,110,225
6-Sep	700	25,15	17,605	665,110,925
	4,400	35,50	156,200	665,115,325
7-Sep	2,600	29,75	77,350	665,117,925
	2,000	29,75	59,500	
	3,300	32,35	106,755	665,123,225
10-Sep	1,700	56,50	96,050	665,124,925
	1,000	32,50	32,500	
	1,800	52,75	94,950	
	2,000	60,75	121,500	665,129,725
11-Sep	8,300	29,75	246,925	
	3,800	32,50	123,500	665,141,825
	3,000	29,75	89,250	665,144,825
12-Sep	1,400	29,75	41,650	
	5,800	31,00	179,800	
	1,800	52,75	94,950	665,153,825
13-Sep	8,300	29,75	246,925	665,162,125
	1,700	29,75	50,575	665,163,825
17-Sep	2,000	60,75	121,500	665,165,825
	64,600	36,73	2,228,485	
TOTAL	14,493,000		2,650,522,663	665,165,825

Receipt of Share ...
Schedule
Date: 5-9-01
Time: 14:23
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 SEPTEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
7001205	WIGGETT, ROBERT	SASOL AGRI	1400	29.75	41650.00	104.15	27-Feb-95
TOTAL - R29.75			**1400**		**41650.00**	**104.15**	
A957	JOUBERT, NEREUS LOUIS	SASOL LIMITED - EXE	2600	31.00	80600.00	201.50	4-Sep-95
TOTAL - R31.00			**2600**		**80600.00**	**201.50**	
GRAND TOTAL			**4000**		**122250.00**	**305.65**	

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

09h30
06/09/01

Receipt of Share Sale Schedule
Date: 5-9-01
Time: 14:23
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 SEPTEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A950	DOMAN, NICOLAAS JACOBUS	PO BOX 2644, SECUNDA, 2302	5000	29.75	148750.00	371.90	27-Feb-95
TOTAL - R29.75			5000		148750.00	371.90	
GRAND TOTAL			5000		148750.00	371.90	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
06/09/01
09h15

Receipt of Share Sale
Schedule
Date: 6 Sept. 2001
Time: 13:45
Signature: Woollacott

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
6 SEPTEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
000025	CRONJE, MARIUS CHRISTOF	PO BOX 709, SASOLBURG, 9570	700	25.15	17605.00	44.05	27-Jun-94
OTAL - R25.15			700		17605.00	44.05	
GRAND TOTAL			700		17605.00	44.05	

APPROVED BY SHARE TRUST ADMINISTRATOR: Baker

Receipt of Share Sale Schedule
Date: 6 Sept. 2001
Time: 13:45
Signature: Wallacott

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
6 SEPTEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
G722	SCORER, GREGORY JOHN	SASTECH, SECUNDA	2300	35.50	81650.00	204.15	26-Jun-95
2983	JOOSTE, DOUW GERBRANDT	SASTECH, ROSEBANK	2100	35.50	74550.00	186.40	26-Jun-95
TOTAL - R35.50			4400		156200.00	390.55	
GRAND TOTAL			**4400**		**156200.00**	**390.55**	

APPROVED BY SHARE TRUST ADMINISTRATOR: Barker

Receipt of Share Sale Schedule
Date: 7/9/01
Time: 13h20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
07-Sep-01

ERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
1051	VAN TONDER, PETRUS CLOETE	PO BOX 100267, MORELETA PARK, 0167	2600	29.75	77350.00	193.40
OTAL - R29.75			2600		77350.00	193.40
RAND,TOTAL			2600		77350.00	193.40

PPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 7/9/01
Time: 13h26
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
07-Sep-01

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY
A962	STRAUSS, GUILLEAN JOHANN	SASOL LIMITED (EXECUTIVE)	2000	29.75	59500.00	148.75
TOTAL - R29.75			2000		59500.00	148.75
401104	OOSTHUIZEN, NICOLAAS JACOBUS	SASOL COAL	3300	32.35	106755.00	266.90
TOTAL - R32.35			3300		106755.00	266.90
GRAND TOTAL			5300		166255.00	415.65

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 19/9/2001
Time: 14:41
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
10 SEPTEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
950865	GOOSEN, RAOUL	47 IONA DRIVE. HURLINGHAM, SANDTON, 2196	1700	56.50	96050.00	240.15	18-Jun-97
TOTAL - R56.50			1700		96050.00	240.15	
GRAND TOTAL			**1700**		**96050.00**	**240.15**	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 10/9/2001
Time: 14:41
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
10 SEPTEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
1794	HILL, CAVAN RAYMOND	SASOL LIMITED	1000	32.50	32500.00	81.25	24-Apr-95
TOTAL - R32.50			**1000**		**32500.00**	**81.25**	
3575	MANICOM, HEDLEY GRANT	SASOL SOLVENTS	1800	52.75	94950.00	237.40	24-Feb-97
TOTAL - R52.75			**1800**		**94950.00**	**237.40**	
401428	DU PREEZ, JAN JOHAN	SASOL COAL	2000	60.75	121500.00	303.75	25-Aug-97
TOTAL - R60.75			**2000**		**121500.00**	**303.75**	
GRAND TOTAL			**4800**		**248950.00**	**622.40**	

APPROVED BY SHARE TRUST ADMINISTRATOR: ____________

Receipt of Share Sale Schedule
Date: 11-09-01
Time: 15:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 SEPTEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A938	VAN ROOYEN, RYNHARDT	PO BOX 576, DERDEPOORT PARK, 0035	7500	29.75	223125.00	557.85	27-Feb-95
E759	DU TOIT, FRANCOIS BENJAMIN	PO BOX 5837, SECUNDA, 2302	800	29.75	23800.00	59.50	27-Feb-95
TOTAL - R29.75			8300		246925.00	617.35	
U084	TINCUL, IOAN	PO BOX 1, SASOLBURG, 1947	2500	32.50	81250.00	203.15	24-Apr-95
1794	HILL, CAVAN RAYMOND	26TH TENTH AVENUE, MELVILLE, 2092	1300	32.50	42250.00	105.65	24-Apr-95
TOTAL - R32.50			3800		123500.00	308.80	
GRAND TOTAL			12100		370425.00	926.15	

APPROVED BY SHARE TRUST ADMINISTRATOR : pp [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 SEPTEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
00000025	CRONJE, MARIUS CHRISTOF	NATREF	3000	29.75	89250.00	223.15	27-Feb-95
TOTAL - R29.75			**3000**		**89250.00**	**223.15**	
GRAND TOTAL			**3000**		**89250.00**	**223.15**	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 11-09-01
Time: 15:00
Signature: [signature]

Recei[illegible] of Share Sal[illegible]
Schedu[illegible]
Date: 12.9.01
Time: 13:35
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
12 SEPTEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
D238	PHILLIPS, ANTHONY RAYMOND	SSF	700	29.75	20825.00	52.10	27-Feb-95
D933	WIEGE, MANFRED BERNHARD	SSF	700	29.75	20825.00	52.10	27-Feb-95
TOTAL - R29.75			1400		41650.00	104.20	
401908	JORDAAN, JEAN PIERRE	SASOL COAL	3400	31.00	105400.00	263.50	4-Sep-95
950614	BASSON, PIETER	SASOL OIL	2400	31.00	74400.00	186.00	4-Sep-95
TOTAL - R31.00			5800		179800.00	449.50	
1572	CILLIERS, JS	SASOL SOLVENTS	1800	52.75	94950.00	237.40	24-Feb-97
TOTAL - R52.75			1800		94950.00	237.40	
GRAND TOTAL			9000		316400.00	791.10	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule	
Date:	13/9/01
Time:	14h15
Signature:	[signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 SEPTEMBER 2001

CERTIFICATES

[illegible]	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	[illegible] DUTY	[illegible] DATE
A930	CLYDESDALE TRUST FOURIE, JAN HENDRIK	PO BOX ~~5650, CRESTA, 2118~~ 5486, JHB, 2000	8300	29.75	246925.00	617.35	27-Feb-95
TOTAL [illegible]			8300	[illegible]	[illegible]	[illegible]	[illegible]
GRAND TOTAL			8300	[illegible]	[illegible]	[illegible]	[illegible]

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

NOTE : EXECUTIVE DIRECTOR - Please report to JSE

Receipt of Share Sale Schedule
Date: 13|9|01
Time: 14h15
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 SEPTEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
401007	GROBBELAAR, FREDERIK SAMUEL MORDIG	SASOL COAL	1700	29.75	50575.00	126.45	27-Feb-95
TOTAL - R29.75			1700		50575.00	126.45	
GRAND TOTAL			1700		50575.00	126.45	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature: Barker]

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

(Section 93(3))

Registration No. of company
1979/003231/06

Name of company **SASOL LIMITED**

1. Date of allotment of shares **3 October 2001 - 18 October 2001**

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
Total: 1175000000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

87

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 25 October 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
665,165,825	Ordinary	2.59	2,650,522,663				
Total: 665,165,825		Total	2,650,522,663	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2,650,522,663

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital R 2,650,522,663

5. *Shares comprising this allotment:*

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
34,500	Ordinary	36,77	1,250,450					
Total: 34,500		Total	1,250,450	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
665,165,825	Ordinary	2.59	2,650,522,663
34,500	Ordinary	38,77	1,250,450
Total: 665,200,325		Total	2,651,773,113

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2,651,773,113
Premium account	
Total issued capital	R 2,651,773,113

Certified correct.

Date ______________________ Signature ______________________
Manager

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 34,500 shares.*

NOV.22.2001 15:47 27114413229 SASOL LTD CO SEC SERVICES #3292 P.004
Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 4/46

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,493,000		2,650,522,663	665,165,825
3-Oct-01	2,000	29,75	59,500	
	2,000	56,50	113,000	665,169,825
4-Oct-01	1,000	31,00	31,000	665,170,825
8-Oct-01	700	50,00	35,000	
	1,300	60,75	78,975	665,172,825
9-Oct-01	500	31,00	15,500	
	1,700	35,75	60,775	665,175,025
10-Oct-01	10,000	29,75	297,500	665,185,025
11-Oct-01	4,000	29,75	119,000	
	1,800	31,00	55,800	665,190,825
12-Oct-01	500	29,75	14,875	665,191,325
16-Oct-01	2,700	31,00	83,700	
	1,700	52,75	89,675	665,195,725
17-Oct-01	500	31,00	15,500	
	2,300	35,50	81,650	665,198,525
18-Oct-01	1,800	55,00	99,000	665,200,325
	34,500	38,77	1,250,450	
TOTAL	14,527,500		2,651,773,113	665,200,325

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 6/46
NOV.22'2001 15:47 27114413229 SASOL LTD CO SEC SERVICES #3292 P.006

Receipt of Share Sale Schedule
Date: 3/10/2001
Time: 14:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
3 OCTOBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
7585	DE LA REY, HENNING JOHANNES	PO BOX 5261, MEYERSDAL, 1447	2000	29.75	59500.00	148.75	27-Feb-95
TOTAL - R29.75			2000		59500.00	148.75	
GRAND TOTAL			2000		59500.00	148.75	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 7/46
NOV.22'2001 15:47 27114413229 SASOL LTD CO SEC SERVICES #3292 P.007

Receipt of Share Sale
Schedule
Date: 3/10/2001
Time: 16:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
3 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
401651	KAHTS, CONRAD JAN	SASOL COAL	2000	56.50	113000.00	282.50	18-Jun-97
TOTAL - R56.50			2000		113000.00	282.50	
GRAND TOTAL			**2000**		**113000.00**	**282.50**	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 4/10/2001
Time: 14:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
4 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A962	STRAUSS, GJ	SASOL LIMITED - EXE	1000	31.00	31000.00	77.50	4-Sep-95
TOTAL - R31.00			1000		31000.00	77.50	
GRAND TOTAL			1000		31000.00	77.50	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 9/46
NOV.22'2001 15:48 27114413229 SASOL LTD CO SEC SERVICES #3292 P.009

Receipt of Share Sale Schedule
Date: 8/10/2001
Time: 11:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
8 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
U889	SCHOLTZ, JAN HENDRIK	SASTECH, ROSEBANK	700	50.00	35000.00	87.50	2-Sep-96
TOTAL - R50.00			700		35000.00	87.50	
2011	DU PLESSIS, BAREND	SASOL LIMITED	1300	60.75	78975.00	197.45	25-Aug-97
TOTAL - R60.75			1300		78975.00	197.45	
GRAND TOTAL			2000		113975.00	284.95	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
9/10/01
14h00

Receipt of Share Sale Schedule
Date: 9-10-01
Time: 14:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
9 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A962	STRAUSS, GJ	SASOL LIMITED - EXE	500	31.00	15500.00	38.75	4-Sep-95
TOTAL - R31.00			500		15500.00	38.75	
402177	WENHOLD, HERMANN	SASOL COAL	1700	35.75	60775.00	151.95	31-Oct-94
TOTAL - R35.75			1700		60775.00	151.95	
GRAND TOTAL			2200		76275.00	190.70	

APPROVED BY SHARE TRUST ADMINISTRATOR. pp [signature]

C Mutzuris
Maatskappy Sekretariële
Diensta Bestuurder
SASOL BEPERK

9/10/01
16h45

Receipt of Share Sale Schedule
Date: 14:50
Time: 10/10/01
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
10 OCTOBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A941	VILJOEN, PETRUS JOHANNES DANIEL	PALM STREET 96, NORTHCLIFF, 2195	10000	29.75	297500.00	743.75	27-Feb-95
TOTAL - R29.75							
			10000		297500.00	743.75	
GRAND TOTAL							
			10000		297500.00	743.75	

APPROVED BY SHARE TRUST ADMINISTRATOR: ________________

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
11/10/01
08h40

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 12/46
NOV.22'2001 15:48 27114413229 SASOL LTD CO SEC SERVICES #3292 P.012

Receipt of Share Sale Schedule
Date: 11/10/2001
Time: 11:55
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
8292	DE VILLIERS, JOHANNES LE ROUX	MERISOL	400	29.75	11900.00	29.75	27-Feb-95
TOTAL - R29.75			400		11900.00	29.75	
950542 A962	WOODS, ERIC GORDON KEITH STRAUSS, GJ	SASOL OIL SASOL LIMITED - EXE	1300 500	31.00 31.00	40300.00 15500.00	100.75 38.75	4-Sep-95 4-Sep-95
TOTAL - R31.00			1800		55800.00	139.50	
GRAND TOTAL			2200		67700.00	169.25	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
11/10/01
16h30

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 13/46
NOV.22'2001 15:49 27114413229 SASOL LTD CO SEC SERVICES #3292 P.013

Receipt of Share Sale Schedule
Date: 12-10-01
Time: 14:35
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
12 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
9208	BOWYER, DARCY GUY	CARBOTAR	500	29.75	14875.00	37.20	27-Feb-95
TOTAL - R29.75			500		14875.00	37.20	
GRAND TOTAL			500		14875.00	37.20	

APPROVED BY SHARE TRUST ADMINISTRATOR: gBarker

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
15/10/01
07h40

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 14/46
NOV.22'2001 15:49 27114413229 SASOL LTD CO SEC SERVICES #3292 P.014

Receipt of Share Sale Schedule
Date: 16-10-01
Time: 12:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
16 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
401332	DE CLERCQ, ADRIAAN ANDRIES	SASOL COAL	2700	31.00	83700.00	209.25	4-Sep-95	81.50
TOTAL - R31.00			2700		83700.00	209.25		
1897	CAMERON, EDWARD	INTERNATIONAL	1700	52.75	89675.00	224.20	24-Feb-97	82.50
TOTAL - R52.75			1700		89675.00	224.20		
GRAND TOTAL			4400		173375.00	433.45		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
16/10/01
14h50

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 15/46
NOV.22'2001 15:49 27114413229 SASOL LTD CO SEC SERVICES #3292 P.015

Receipt of Share Sale Schedule
Date: 17-10-01
Time: 13:55
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
17 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
A962	STRAUSS, GJ	SASOL OIL	500	31.00	15500.00	38.75	4-Sep-95	85.00
TOTAL - R31.00			500		15500.00	38.75		
E245	ROSSOUW, ANDRE KEYSER	SASTECH, SECUNDA	2300	35.50	81650.00	204.15	26-Jul-95	84.00
TOTAL - R35.50			2300		81650.00	204.15		
GRAND TOTAL			2800		97150.00	242.90		

APPROVED BY SHARE TRUST ADMINISTRATOR: ______________

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
18/10/01
07h30.

Receipt of Share Sale Schedule
Date: 19-10-01
Time: 13:45
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
18 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U898	MULDER, HARKO	SASTECH, SASOLBURG	1800	55.00	99000.00	247.50	29-Apr-97	84.00
TOTAL - R55.00			1800		99000.00	247.50		
GRAND TOTAL			1800		99000.00	247.50		

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
22/10/01
07h45

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

RECD S.E.C.
MAY 3 1 2002
1086

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 25 October 2001 - 21 November 2001

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
1,175,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

7

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 22 November 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

NOV.22.2001 15:50 27114413229 SASOL LTD CO SEC SERVICES #3292 P.017
Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 17/46

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
685,200,325	Ordinary	2.59	2,651,773,113				
Total: 685,200,325		Total	2,651,773,113	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	
Stated capital	R 2,651,773,113,00
Premium account	
Total issued capital	R 2,651,773,113,00

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
401,600	Ordinary	38,79	16,033,090					
Total: 401,600		Total	16,033,090	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
665,200,325	Ordinary	2.59	2,651,773,113
401,600	Ordinary	38.79	16,033,090
	Total: 665,601,925	Total	2,667,806,203

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of Issued paid-up capital	
Stated capital	R 2,667,806,203,00
Premium account	
Total issued capital	R 2,667,806,203,00

Certified correct.

Date 22 November 2001 Signature ____________ Manager

Rubber stamp of company, if any, or of secretaries.

NOV.22.2001 15:50 27114413229 SASOL LTD CO SEC SERVICES #3292 P.019
Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 19/46

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,527,500		2,651,773,113	665,200,325
25-Oct-01	12,700	42,40	538,480	665,213,025
26-Oct-01	4,000	42,40	169,600	665,217,025
29-Oct-01	45,100	42,30	1,907,730	
	7,500	42,40	318,000	665,269,625
	15,400	42,30	651,420	
	3,100	18,15	56,265	665,288,125
30-Oct-01	11,900	18,15	215,985	
	200	29,75	5,950	
	22,900	30,75	704,175	
	74,900	42,30	3,168,270	665,398,025
31-Oct-01	10,300	42,30	435,690	
	8,600	42,40	364,640	665,416,925
	700	42,30	29,610	665,417,625
1-Nov-01	6,200	42,30	262,260	665,423,825
	6,500	42,30	274,950	665,430,325
2-Nov-01	4,000	29,75	119,000	
	34,300	42,30	1,450,890	665,468,625
5-Nov-01	1,900	42,30	80,370	665,470,525
	1,600	29,75	47,600	
	16,000	42,30	676,800	
	3,800	42,40	161,120	665,491,925
6-Nov-01	9,100	42,30	384,930	665,501,025
7-Nov-01	14,600	42,30	617,580	665,515,625
12-Nov-01	1,600	42,30	67,680	665,517,225
	9,100	42,30	384,930	
	9,100	42,40	385,840	665,535,425
13-Nov-01	400	29,75	11,900	
	1,100	42,30	46,530	665,538,925
	15,800	42,30	668,340	
	8,400	42,40	356,160	665,561,125

NOV.22.2001 15:50 27114413229 SASOL LTD CO SEC SERVICES #3292 P.020
Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 20/46

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
14-Nov-01	700	42,30	29,610	
	6,100	42,30	258,030	
	8,100	42,40	343,440	
	500	46,70	23,350	665,576,525
15-Nov-01	7,100	42,30	300,330	
	4,100	29,75	121,975	
	9,000	19,30	173,700	665,596,725
16-Nov-01	2,600	42,30	109,980	665,599,325
19-Nov-01	1,900	42,30	80,370	665,601,225
21-Nov-01	700	42,30	29,610	665,601,925
	401,600	38,79	16,033,090	
TOTAL	14,929,100		2,667,806,203	665,601,925

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 22/46
NOV.22'2001 15:51 27114413229 SASOL LTD CO SEC SERVICES #3292 P.022

Receipt of Share Sale Schedule
Date: 25/10/2001
Time: 13:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
25 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
1186	STEYNBERG, JOHAN COETZER	SASOL SOLVENTS	3800	42.40	161120.00	402.80	25-Oct-99	82.80
403881	ROWE, WAYNE DAVID	SASOL COAL	8900	42.40	377360.00	943.40	25-Oct-99	82.80
TOTAL - R42.40			12700		538480.00	1346.20		
GRAND TOTAL			12700		538480.00	1346.20		

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
25/10
16h00.

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 23/46
NOV.22'2001 15:51 27114413229 SASOL LTD CO SEC SERVICES #3292 P.023

Receipt of Share Sale Schedule
Date: 26-10-01
Time: 14:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
26 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
10287	LOUW, JOHANNES	SASOL SMX	4000	42.40	169600.00	424.00	25-Oct-99	82.60
TOTAL - R42.40			4000		169600.00	424.00		
GRAND TOTAL			4000		169600.00	424.00		

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
30/10/01.
12h00

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 24/46
NOV.22'2001 15:51 27114413229 SASOL LTD CO SEC SERVICES #3292 P.024

TRADING OF SHARES

SASOL SHARE INCENTIVE SCHEME
29 OCTOBER 2001

ADDENDUM

C/N	SURNAME	FULL NAMES	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
401543	ADENDORFF	WILLEM DANIEL	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	83.20
BG06	BADENHORST	PETRUS	SSF	700	42.30	29610.00	74.05	29-Oct-99	83.30
U322	BONNET	WESSEL JOHANNES	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.50
401186	BOTHA	JOHANNES FREDRIKUS	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	83.90
00000150	DA SILVA	ODETE	NATREF	700	42.30	29610.00	74.05	29-Oct-99	83.30
E362	DE WET	JAKOBUS MALAN	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.20
F039	DE WITT	ROBERT HOWARD	TOSAS	900	42.30	38070.00	95.20	29-Oct-99	83.30
G512	DEVIS	DIRK JOSEPH OSCAR	SSF	700	42.30	29610.00	74.05	29-Oct-99	83.20
G008	ENGELBRECHT	ANDRE	SSF	700	42.30	29610.00	74.05	29-Oct-99	83.30
403639	JACOBS	IZAK MYNHARDT	SASOL COAL	1900	42.30	80370.00	200.95	29-Oct-99	83.20
D330	JANSE VAN RENSBURG	THEODORUS CORNELIUS	SSF	700	42.30	29610.00	74.05	29-Oct-99	83.30
7001045	LEONARD	JACOBUS S	SASOL AGRI	700	42.30	29610.00	74.05	29-Oct-99	83.30
8394	MAKHOERE	TSOEU JOSEPH	SCI, CARBOTAR	700	42.30	29610.00	74.05	29-Oct-99	83.30
A929	MARSHALL	ELMORE HUGH	SASOL LIMITED - EXE	7200	42.30	304560.00	761.40	29-Oct-99	83.20
30001	MEYER	ERICH NICOL	SMI	1600	42.30	67680.00	169.20	29-Oct-99	83.50
9022	MONTGOMERY	NOEL THOMAS	SCHUMANN	500	42.30	21150.00	52.90	29-Oct-99	83.30
SF0002	NAPIER	ANGUS	SASOL FIBRES	1200	42.30	50760.00	126.90	29-Oct-99	83.20
1604	NAUDE	JOHANNES JACOBUS	SASOL LIMITED	700	42.30	29610.00	74.05	28-Oct-99	83.30
0885	NEL	JOHAN	ALPHA OLEFINS	1600	42.30	67680.00	169.20	29-Oct-99	83.30
950851	NICOL	ALAN PATRICK	SASOL GAS	900	42.30	38070.00	95.20	29-Oct-99	83.30
9508	OLIVIER	ANTHONY JOHN	SCHUMANN SASOL	900	42.30	38070.00	95.20	29-Oct-99	83.20
7001737	OTTO	PHILIP ARNOLD	SASOL AGRI	700	42.30	29610.00	74.05	29-Oct-99	83.30
8212	POTGIETER	GERHARD LOUIS	SCHUMANN SASOL	700	42.30	29610.00	74.05	29-Oct-99	83.20
A969	RADEMAN	CHRISTIAAN FRANCOIS	SASOL LIMITED - EXE	2800	42.30	118440.00	296.10	29-Oct-99	83.60
A988	RENDER	CHRISTINE LOUISE	SASOL LIMITED - EXE	2200	42.30	93060.00	232.65	29-Oct-99	83.30/20
950541	SCHALKWYK	CORRIE P	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	83.30
3777	SEBOKA	MOOROSI PAUL	SASOL SOLVENTS	700	42.30	29610.00	74.05	29-Oct-99	83.90
403579	SLABBERT	PIETER	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	83.30
950804	SMIT	JAN ANDRIES	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	83.30
F001	STIGLINGH	DANIEL JOHANNES JURGENS	TOSAS	1600	42.30	67680.00	169.20	29-Oct-99	83.20
951271	STRAUSS	HEINRICH FREDERICK	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	83.20
E852	SWANEPOEL	WILLEM JACOBUS	SASTECH, SECUNDA	1600	42.30	67680.00	169.20	29-Oct-99	83.20
950825	TERBLANCHE	HELGARD FREDERICK	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	83.60
950300	VAN WYK	BEULAH A	SASOL OIL	1900	42.30	80370.00	200.95	29-Oct-99	83.20
00000211	VERMEULEN	ANDRE	NATREF	900	42.30	38070.00	95.20	29-Oct-99	83.20
SF0462	WHITEFORD	WAYNE ROBERT	SASOL FIBRES	500	42.30	21150.00	52.90	29-Oct-99	83.20
8039	WRIGHT	COLIN JOHN	MERISOL RSA	1900	42.30	80370.00	200.95	29-Oct-99	83.20
SUB-TOTAL - 42.30				45100		1907730.00	4770.05		
E878	LAWSON	RONALD JOHN	SASTECH, SECUNDA	3000	42.40	127200.00	318.00	25-Oct-99	83.20
1798	MOOLMAN	JACOBUS JOHANNES	SASOL LIMITED	4500	42.40	190800.00	477.00	25-Oct-99	83.30
SUB-TOTAL - 42.40				7500		318000.00	795.00		
GRAND-TOTAL				52600		2225730.00	5565.05		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale
Schedule
Date: 29/11/2001

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
30/10/01

ADDENDUM

SASOL SHARE INCENTIVE SCHEME
29 OCTOBER 2001

Receipt of Share Sale Schedule
Date: 29/10/2001
Time: 14:15
Signature:

CERTIFICATES

C/N	SURNAME		POSTAL ADDRESS	NUMBER OF SHARES TO SELL	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
A926	AMO TRUST (FJ BOTHA)		PO BOX 1138, PINGOWRIE, 2123	3000	42.30	126900.00	317.25	29-Oct-99
7173	COOKE	CLIVE GODFREY	7 VAN BUUREN ESTATES, VAN BUUREN ROAD, BEDFORD VIEW, 2007	500	42.30	21150.00	52.90	29-Oct-99
U274	CORONA TRUST (E ZAAYMAN)		PO BOX 1865, SASOLBURG, 1947	700	42.30	29610.00	74.05	29-Oct-99
EH95	DU PLESSIS	GERT HENDRIK	PO BOX 10036, SECUNDA, 2302	700	42.30	29610.00	74.05	29-Oct-99
A100	FRENCH	NICHOLAS ROBERT	PO BOX 1741, JUKSKEI PARK, 2153	900	42.30	38070.00	95.20	29-Oct-99
401163	HUGO	DIRK JOHANNES	PO BOX 10453, SECUNDA, 2302	700	42.30	29610.00	74.05	29-Oct-99
401225	LATEGAN	ANDRIES JONATHAN	PO BOX 638, TRICHARDT, 2300	1600	42.30	67680.00	169.20	29-Oct-99
E661	LE ROUX	DANIEL FRANCOIS	PO BOX 5579, SECUNDA, 2302	700	42.30	29610.00	74.05	29-Oct-99
10299	LINDSAY	ROBERT ARTHUR	PO BOX 990, MORNINGSIDE, 2057	1600	42.30	67680.00	169.20	29-Oct-99
A964	MOTAU	SEJAMOTHOPO CHARLES	PO BOX 974, ROOIHUISKRAAL, 0154	2000	42.30	84600.00	211.50	29-Oct-99
950694	MYBURGH	IAN STRADLING	20 IRMA STERN STREET, SW2, VANDERBIJLPARK, 1911	700	42.30	29610.00	74.05	29-Oct-99
E337	MYBURGH	DANIEL CHRISTIAAN	PO BOX 466, TRICHARDT, 2300	900	42.30	38070.00	95.20	29-Oct-99
U021	STEYNBERG	ANDRE PETER	4 MOERDYK STREET, VANDERBIJLPARK, 1911	700	42.30	29610.00	74.05	29-Oct-99
1905	VAN NIEKERK	THOMAS ARNOLDUS HUGO	WEITZ STREET 7, MALANSHOF, 2194	700	42.30	29610.00	74.05	29-Oct-99
TOTAL - 42.30				15400		651420.00	1628.80	
M557	ESTERHUIZEN	CORNELIUS JOHANNES RUDOLF	BEETHOVENSTRAAT 80, VANDERBIJLPARK, 1911	3100	18.15	56265.00	140.70	29-Oct-93
TOTAL - 18.15				3100		56265.00	140.70	
GRAND-TOTAL				18500		707685.00	1769.50	

APPROVED BY SHARE TRUST ADMINISTRATOR

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

30/10/01

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 26/46
NOV.22'2001 15:52 27114413229 SASOL LTD CO SEC SERVICES #3292 P.026

ADDENDUM

Schedule
Date: 30/10/2001
Time: 13:45
Signature: [signature]

SASOL SHARE INCENTIVE SCHEME
30 OCTOBER 2001

TRADING OF SHARES

C/N	SURNAME	FULL NAMES	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
S135	HUNTER	FREDERICK	SIGMA MINE	4700	18.15	85305.00	213.30	29-Oct-93	82.10
950649	ROETS	PETRUS N J	SASOL OIL	3600	18.15	65340.00	163.35	29-Oct-93	83.40
U931	YOUNG	DESMOND AUSTIN	SASTECH, SASOLBURG	3600	18.15	65340.00	163.35	29-Oct-93	82.40
TOTAL - 18.15				**11900**		**215985.00**	**540.00**		
S135	HUNTER	FREDERICK	SIGMA MINE	200	29.75	5950.00	14.90	27-Feb-95	82.10
TOTAL - 29.75				**200**		**5950.00**	**14.90**		
401020	DALTON	SCHALK MEINTJIES	SASOL COAL	3200	30.75	98400.00	246.00	30-Oct-95	82.00
A955	RODENHUIS	TJEERD	SASOL LIMITED - EXE	16600	30.75	510450.00	1276.15	30-Oct-95	82.50
401025	VAN ZYL	PIETER JOHANNES	SASOL COAL	3100	30.75	95325.00	238.35	30-Oct-95	82.10
TOTAL - 30.75				**22900**		**704175.00**	**1760.50**		
U014	BASSETT	JOHN DUDLEY	INTERNATIONAL	1600	42.30	67680.00	169.20	29-Oct-99	83.40
E538	BORLA	JAN ZBIGNIEW	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.04
00000869	BULTITUDE	DEREK PAUL	NATREF	700	42.30	29610.00	74.05	29-Oct-99	82.50
B964	BURGER	JOHAN	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	82.60
U526	COETZER	DERGCK	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	82.80
950750	CORINALDI	VIVIAN HAROLD	SASOL OIL	500	42.30	21150.00	52.90	29-Oct-99	82.10
C065	CZANIK	HUBRECHT	SSF	500	42.30	21150.00	52.90	29-Oct-99	83.40
8292	DE VILLIERS	JOHANNES LE ROUX	MERISOL	1600	42.30	67680.00	169.20	29-Oct-99	83.40
C738	DE WET	PIETER GERHARD	SSF	900	42.30	38070.00	95.20	29-Oct-99	82.10
7001553	DEGNAN	WAYNE	SASOL AGRI	700	42.30	29610.00	74.05	29-Oct-99	83.40
2011	DU PLESSIS	BAREND	SASOL LIMITED	700	42.30	29610.00	74.05	29-Oct-99	82.60
U139	DU PLESSIS	PIERRE LEONARDO	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	83.40
401428	DU PREEZ	JAN JOHAN	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	82.50
E329	ECONOMOPOULOS	CONSTANTINE	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.40
E182	ENGELBRECHT	JOCHEMUS JOHANNES	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.40
U947	ERASMUS	MICHIEL COENRAAD	SASTECH, ROSEBANK	900	42.30	38070.00	95.20	29-Oct-99	83.40
SUB-TOTAL - 42.30				**13600**		**575280.00**	**1438.65**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzurks
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
31/10 09h00

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 27/46
NOV.22'2001 15:53 27114413229 SASOL LTD CO SEC SERVICES #3292 P.027

TRAL

30 OCTOBER 2001

C/N	SURNAME	FULL NAMES	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
18015	GIBBISON	RAYMOND	SAIX	1900	42.30	80370.00	200.95	29-Oct-99	83.40
U681	GIBSON	PHILIP	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.04
401007	GROBBELAAR	FREDERIK SAMUAL MUNDIG	SASOL COAL	2200	42.30	93060.00	232.65	29-Oct-99	83.00
S135	HUNTER	FREDERICK	SIGMA MINE	900	42.30	38070.00	95.20	29-Oct-99	82.10
950839	JORDAAN	CORNELIUS JOHANNES	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	82.40
401651	KATTS	CONRAD JAN	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	82.50
U545	KAPP	ERNO	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.40
C385	KUNICKRAMER	RUDOLPH WILHELM	SSF	700	42.30	29610.00	74.05	29-Oct-99	82.90
1368	KRUGER	EMIL ERIK ERNST	SASOL LIMITED	700	42.30	29610.00	74.05	29-Oct-99	82.80
U448	KRUGER	HANS-JURGEN WILHELM	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.40
950867	LOUBSER	HENRI	SASOL OIL	1600	42.30	67680.00	169.20	29-Oct-99	83.00
950755	MALUMO	MPUMELELO DAVID	SASOL OIL	500	42.30	21150.00	52.90	29-Oct-99	83.40
950749	MAPHUTHA	SEPHU ADOLF	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	83.04
GE03	MARAIS	JASPER PETRUS CORNELIUS	SSF	900	42.30	38070.00	95.20	29-Oct-99	83.04
10098	MOORE	SHANE	SMX	1600	42.30	67680.00	169.20	29-Oct-99	83.40
U1146	MORGAN	PAUL MICHAEL	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	82.10
E204	MYBURGH	GERRIT	SASTECH, SECUNDA	500	42.30	21150.00	52.90	29-Oct-99	83.40
00000255	NIEMANDT	MATHYS JOHANNES	NATREF	700	42.30	29610.00	74.05	29-Oct-99	83.04
U654	OLIVIER	CORNELIUS HERMANUS	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	82.60
E418	PABIAN	BOGDAN ADAM	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.04
U066	PHILLIPS	TREVOR DAVID	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.04
950521	PIENAAR	FANIE	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	82.80
G768	PIENAAR	JOHANNES JACOBUS	SSF	700	42.30	29610.00	74.05	29-Oct-99	83.04
9895	PIETERSE	FERDINANDUS LUKAS	SCI	500	42.30	21150.00	52.90	29-Oct-99	83.40
401218	PRETORIUS	ANDRE	SASOL COAL	500	42.30	21150.00	52.90	29-Oct-99	83.04
G677	PRINSLOO	LIONEL ALFRED	SSF	800	42.30	38070.00	95.20	29-Oct-99	82.00
00000119	RALIMAKERS	JACOBUS MARINUS HERMANUS	NATREF	900	42.30	38070.00	95.20	29-Oct-99	83.04
950649	ROETS	PETRUS N J	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	83.40
7772	ROOS	ADRIAAN	SASTECH, ROSEBANK	900	42.30	38070.00	95.20	29-Oct-99	83.40
E815	ROUX	PETRUS JOHANNES DU TOIT	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.40
E387	SAUNDERS	WILLEM DAVID	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.40
U779	SICHINGA	JOHN	SSI	900	42.30	38070.00	95.20	29-Oct-99	83.40
E198	SMITH	GABRIEL ANDRIES	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	83.40
3933	STEENKAMP	NICO	SCI	700	42.30	29610.00	74.05	29-Oct-99	82.60
9503	STEYN	CHARLES HENRY	INTERNATIONAL	1900	42.30	80370.00	200.95	29-Oct-99	83.40
8087	STONLAKE	JOHN RICHARD W	SCI	500	42.30	21150.00	52.90	29-Oct-99	83.40
C094	STORM	THYS	SSF	700	42.30	29610.00	74.05	29-Oct-99	82.00
A946	STROEBEL	PETRUS WILHELM	SASOL LIMITED - EXE	3800	42.30	160740.00	401.85	29-Oct-99	82.10
U956	SWART	JOSIAS SERVAAS DE KOCK	SASTECH, ROSEBANK	1600	42.30	67680.00	169.20	29-Oct-99	83.40
E437	TAYLOR	JOHN ROYSON	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.40
7001002	THORP	COURTNEY ROBERT NEALE	SASOL AGRI	1900	42.30	80370.00	200.95	29-Oct-99	82.00
A506	TISDALL	MICHAEL CHARLES	SASOL LIMITED - EXE	3000	42.30	126900.00	317.25	29-Oct-99	83.40
2969	VAN DER MERWE	MARTHA MAGDALENA	SASOL LIMITED	700	42.30	29610.00	74.05	29-Oct-99	82.90
950221	VAN DER MERWE	WILLEM ALBERT	SASOL OIL	1600	42.30	67680.00	169.20	29-Oct-99	82.00
1855	VAN DER VYVER	ERNEST	SASOL LIMITED	1900	42.30	80370.00	200.95	29-Oct-99	82.90
401245	VAN DER WALT	ANDRE	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	82.50
401177	VAN DER WESTHUIZEN	GERRIT JACOBUS	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	83.40
401324	VAN DER WESTHUIZEN	MATTHEUS OCKERT	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	82.40
7744	VAN DYK	PETRUS HENDRIK	SCHUMANN SASOL	700	42.30	29610.00	74.05	29-Oct-99	82.60
E675	VERMEULEN	PIETER	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	82.10
1789	VISSER	PHILIP RUDOLPH	SASOL LIMITED	1900	42.30	80370.00	200.95	29-Oct-99	83.04
U435	VOGEL	ALEX PHILIP	SASTECH, SASOLBURG	700	42.30	25610.00	74.05	29-Oct-99	83.40
U342	WEERTS	ADRIAN JOHN	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.40
402177	WENHOLD	HERMANN	SASOL COAL	1900	42.30	80370.00	200.95	29-Oct-99	82.60
950741	WESSELS	JACOB KONSTAND	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	82.10
C368	WOEST	PHILLIP RUDOLF	SSF	1900	42.30	80370.00	200.95	29-Oct-99	82.60
951195	ZWANE	MUSA MOMENT	SASOL OIL	1600	42.30	67680.00	169.20	29-Oct-99	82.00
TOTAL - 42.30				74900		3164270.00	7922.28		
GRAND-TOTAL				109800		4094380.00	10237.65		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp

Receipt of Share Sale Schedule
Date: 30/10/01
Time: 13:45
Signature:

C Mutzuris
Maatskappy Sekretariële Dienste Bestuurder
SASOL BEPERK
30/11/01

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 28/46
NOV.22'2001 15:54 27114413229 SASOL LTD CO SEC SERVICES #3292 P.028

Receipt of Share Sale Schedule
Date: 31/10/2001
Time: 13:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
31 OCTOBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
BD19	ELS, HERMANUS ALBERTUS	SSF	900	42.30	38070.00	95.20	29-Oct-99	81.40
00000017	ROSTOLL, GERT J	NATREF	900	42.30	38070.00	95.20	29-Oct-99	81.40
00000025	CRONJE, MARIUS CHRISTOF	NATREF	1900	42.30	80370.00	200.95	29-Oct-99	82.10
1696	MACKINNON, BRIAN JOHN	SASOL LIMITED	700	42.30	29610.00	74.05	29-Oct-99	81.80
E159	DIEDERIKS, HENDRIK PETRUS	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	82.10
7047	DU PREEZ, DANIEL JOHAN	MERISOL UK	1900	42.30	80370.00	200.95	29-Oct-99	81.40
1926	KRUGER, JOACHIM MARTINUS HILLING	SASOL LIMITED	2600	42.30	109980.00	274.95	29-Oct-99	81.40
E468	LEVITON, LAURENCE BENJAMIN	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	81.40
TOTAL - R42.30			10300		435690.00	1089.40		
C911	WILLEMSE, JOHAN CHRISTOF	SSF	4000	42.40	169600.00	424.00	25-Oct-99	81.40
401924	BOTHA, DIRK CORNELIUS PETRUS	SASOL COAL	4600	42.40	195040.00	487.60	25-Oct-99	81.40
TOTAL - R42.40			8600		364640.00	911.60		
GRAND TOTAL			18900		800330.00	2001.00		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
01/11/01
15h00

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 29/46
NOV.22'2001 15:54 27114413229 SASOL LTD CO SEC SERVICES #3292 P.029

Receipt of Share Sale Schedule
Date: 01/10/01
Time: 15:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
31 OCTOBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
00000040	JORDAAN, MICHAEL CORNELIUS	PO BOX 1746, SASOLBURG, 1947	700	42.30	29610.00	74.05	29-Oct-99
TOTAL - R42.30							
			700		29610.00	74.05	
GRAND TOTAL							
			700		29610.00	74.05	

APPROVED BY SHARE TRUST ADMINISTRATOR: Baker

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 30/46
NOV.22'2001 15:54 27114413229 SASOL LTD CO SEC SERVICES #3292 P.030

Receipt of Share Sale Schedule
Date: 1/11/2001
Time: 13:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
1 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A963	ZWIEGELAAR, ALEXANDER	6DE STRAAT 90, LINDEN, 2195	3900	42.30	164970.00	412.45	29-Oct-99
401340	VAN SCHALKWYK, DAVID PETRUS JACOBUS	PO BOX 4108, SECUNDA, 2302	700	42.30	29610.00	74.05	29-Oct-99
401705	DE BEER, JACOBUS JOHANNES STEPHANUS	GOLDEN RAY 14, BETHAL, 2310	700	42.30	29610.00	74.05	29-Oct-99
00000115	KRUGER, CHRISTIAAN JOHANNES	LEBOMBOLAAN 45, VAALPARK, 9573	900	42.30	38070.00	95.20	29-Oct-99
TOTAL - R42.30							
			6200		262260.00	655.75	
GRAND TOTAL							
			6200		**262260.00**	**655.75**	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 31/46
NOV.22'2001 15:55 27114413229 SASOL LTD CO SEC SERVICES #3292 P.031

Receipt of Share Sale
Schedule
Date: 1/11/2001
Time: 13:40
Signature: ...

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
1 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U171	KRUGER, JACOBUS CORNELIUS	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	82.80
EH53	NIEMAND, DANIEL EMMANUEL	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	82.00
7571	BURGER, JOHANNES ABRAHAM	SASOL LIMITED	500	42.30	21150.00	52.90	29-Oct-99	82.00
30002	GLEN, OLIVER DAVID	SASOL SMX (SMI)	900	42.30	38070.00	95.20	29-Oct-99	82.00/81.70
B597	JOUBERT, FRANK EDWIN	SSF	900	42.30	38070.00	95.20	29-Oct-99	82.40
1280	BLOM, ANDRE IZAK	SASOL SOLVENTS	1900	42.30	80370.00	200.95	29-Oct-99	82.40
951213	KEMPEN, GERHARD	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	82.40
TOTAL - R42.30			6500		274950.00	687.55		
GRAND TOTAL			6500		274950.00	687.55		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
2 NOVEMBER 2001

Receipt of Share Sale Schedule
Date: 2/11/2001
Time: 12:30
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
A948	HUMAN, ANDRIES MARTHINUS	SASOL LIMITED - EXE	4000	29.75	119000.00	297.50	27-Feb-95	83.50
TOTAL - R29.75			4000		119000.00	297.50		
A957	JOUBERT, NEREUS LOUIS	SASOL LIMITED - EXE	6600	42.30	279180.00	697.95	29-Oct-99	82.80
B496	STEENKAMP, LUKAS PETRUS	SSF	700	42.30	29610.00	74.05	29-Oct-99	82.90
1572	CILLIERS, JOHANNES STEFANUS	SASOL FINANCING	900	42.30	38070.00	95.20	29-Oct-99	83.40
B348	VERMAAK, HENDRIK JOHANNES	SSF	700	42.30	29610.00	74.05	29-Oct-99	82.90
BI35	MOKOTONG, MASHILO	SSF	700	42.30	29610.00	74.05	29-Oct-99	82.90
1831	PELSER, LOURENS MARTHINUS	SASTECH, ROSEBANK	700	42.30	29610.00	74.05	29-Oct-99	82.80
G291	ZEEDERBERG, SYDNEY ADRIAAN D	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.00
A971	LOUW, WILLEM	INTERNATIONAL	2500	42.30	105750.00	264.40	29-Oct-99	83.10
2374	MUTZURIS, CONSTANTINE	SASOL LIMITED	1600	42.30	67680.00	169.20	29-Oct-99	83.10
E844	LA GRANGE, JOHANNES ANDRIES	SSF	1600	42.30	67680.00	169.20	29-Oct-99	83.00
8915	VAN DER WESTHUIZEN, DEON	SCI	700	42.30	29610.00	74.05	29-Oct-99	83.00
951199	DE RUYTER, ANDRE MARINUS	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	83.00
8012	MARAIS, ARNO PETER	SCI	500	42.30	21150.00	52.90	29-Oct-99	83.50
7436	PRINSLOO, THEUNS GERHARDUS	SCI	900	42.30	38070.00	95.20	29-Oct-99	83.50
401104	OOSTHUIZEN, NICOLAAS JACOBUS	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	83.30
EH63	SMITH, DAVID JOHANNES	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	83.50
8387	COOKE, BARRY	SCI	500	42.30	21150.00	52.90	29-Oct-99	82.00
B550	VORSTER, JOHANNES CHRISTIAAN	SSF	700	42.30	29610.00	74.05	29-Oct-99	83.50
2679	SAAYMAN, STEPHEN	SASOL SOLVENTS	500	42.30	21150.00	52.90	29-Oct-99	83.50
401178	ANDERSON, STUART BREBNER	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	83.50
950769	BOSCH, LOUIS	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	83.50
401973	DE BRUYN, HENDRIK BOTHA	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	84.00
M557	ESTERHUIZEN, CORNELIUS JOHANNES RUDOLF	SIGMA COLLIERY	900	42.30	38070.00	95.20	29-Oct-99	84.00
U556	JOOSTE, MARTIN EDUARD	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	84.00
A955	RODENHUIS, TJEERD	SASOL LIMITED - EXE	7400	42.30	313020.00	782.55	29-Oct-99	83.50
TOTAL - R42.30			34300		1450890.00	3627.75		
GRAND TOTAL			**38300**		**1569890.00**	**3925.25**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale Schedule
Date: 5-11-01
Time: 13:45
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
1583	VAN DEVENTER, GREGOR	PO BOX 796, FLORIDA HILLS, 1716	1900	42.30	80370.00	200.95	29-Oct-99
TOTAL - R42.30			1900		80370.00	200.95	
GRAND TOTAL			1900		80370.00	200.95	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature]
6/11/01.
08h45.

Receipt of Share Sale Schedule
Date: 5-11-01
Time: 13:45
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
30003	BRACE, STEPHEN JOHN	SMX	1600	29.75	47600.00	119.00	27-Feb-95	83.50
TOTAL - R29.75			1600		47600.00	119.00		
8059	FURTER, JOHANNES	SCI	2600	42.30	109980.00	274.95	29-Oct-99	83.50
00000193	VISSER, ADRIE VAN ZYL	NATREF	700	42.30	29610.00	74.05	29-Oct-99	82.70
A962	STRAUSS, GJ	SASOL LIMITED - EXE	2000	42.30	84600.00	211.50	29-Oct-99	83.50
401256	WORMSBACHER, HELLMUT WALTER	SASOL COAL	1900	42.30	80370.00	200.95	29-Oct-99	82.70
A961	ROSSOUW, WILLEM CARL	SASOL LIMITED - EXE	3600	42.30	152280.00	380.70	29-Oct-99	82.70
401085	VILJOEN, JACOBUS FREDERIK	SASOL COAL	1900	42.30	80370.00	200.95	29-Oct-99	82.70
30003	BRACE, STEPHEN JOHN	SMX	500	42.30	21150.00	52.90	29-Oct-99	83.60
C813	BROOKS, JACOBUS ADRIAAN	SSF	700	42.30	29610.00	74.05	29-Oct-99	83.70
402171	PRINSLOO, GERHARDUS PHILLAPPIS	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	83.70
9068	VENTER, JAN HENDRIK	CARBOTAR	700	42.30	29610.00	74.05	29-Oct-99	83.80
2983	JOOSTE, DOUW GERBRANDT	SASTECH, ROSEBANK	700	42.30	29610.00	74.05	29-Oct-99	83.50
TOTAL - R42.30			16000		676800.00	1692.20		
G782	SMITH, FRANCOIS	SSF	3800	42.40	161120.00	402.80	25-Oct-99	84.00
TOTAL - R42.40			3800		161120.00	402.80		
GRAND TOTAL			21400		885520.00	2214.00		

APPROVED BY SHARE TRUST ADMINISTRATOR: ____________

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

06/11/01
09h20

Received 11/22/2001 08:47 in 13:58 on line [2] for WO FAXPrinted11/22/2001 09:01 * Pg 35/46
NOV.22'2001 15:56 27114413229 SASOL LTD CO SEC SERVICES #3292 P.035

Receipt of Share Sale Schedule
Date: 6-11-01
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
6 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
10065	TALJAARD, WILLEM JACOBUS	SMX	900	42.30	38070.00	95.20	29-Oct-99	83.00
850076	GROBLER, PAUL LODEWYK	SASOL OLEFINS	700	42.30	29610.00	74.05	29-Oct-99	82.90
A973	OBERHOLSTER, ERNST	SASOL LIMITED - EXE	2600	42.30	109980.00	274.95	29-Oct-99	83.00
U099	DU TOIT, JACQUES ADRIAN	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.20
401025	VAN ZYL, PIETER J	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	83.20
401431	WELS, JOHANNES MARTHINUS	SASOL COAL	500	42.30	21150.00	52.90	29-Oct-99	83.20
U234	VREUGDE, MAX	SASTECH, SASOLBURG	500	42.30	21150.00	52.90	29-Oct-99	83.10
E595	WEILBACH, JOHANN FRIEDRICH	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.00
401020	DALTON, SCHALK MEINTJIES	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	83.00
U898	MULDER, HARKO	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	83.00
TOTAL - R42.30			9100		384930.00	962.55		
GRAND TOTAL			9100		384930.00	962.55		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature] 6/11/01 10h00

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 36/46
NOV.22'2001 15:56 27114413229 SASOL LTD CO SEC SERVICES #3292 P.036

Receipt of Share Sale Schedule
Date: 7/11/01
Time: 13:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
7 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
00000113	BRAND, HC	NATREF	900	42.30	38070.00	95.20	29-Oct-99	83.10
C430	HEYNEKE, ANTON	SSF	300	42.30	12690.00	31.75	29-Oct-99	83.50
650614	BASSON, PIETER	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	83.30
7569	PEPLER, DIRK OTTO	SASOL SOLVENTS	1600	42.30	67680.00	169.20	29-Oct-99	83.30
00000177	VENTER, JOHANNES JACOBUS	NATREF	900	42.30	38070.00	95.20	29-Oct-99	83.10
7958	ELOFF, JOHANNES	SASTECH, ROSEBANK	1600	42.30	67680.00	169.20	29-Oct-99	83.10
401396	ECKARD, ABRAHAM PIETER	SASOL COAL	1900	42.30	80370.00	200.95	29-Oct-99	83.50
0473	GELDENHUYS, DANIEL JACOBUS	INTERNATIONAL	700	42.30	29610.00	74.05	29-Oct-99	83.10
E397	MOSTERT, DIRK	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	83.10
U091	HARMSE, JOHANNES W J	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	83.10
1044	CILLIERS, SAREL ARNOLDUS	INTERNATIONAL	700	42.30	29610.00	74.05	29-Oct-99	83.50
7001006	COETZEE, HENDRIK ADRIAAN	SASOL AGRI	700	42.30	29610.00	74.05	29-Oct-99	83.50
1082	SINGLETON, WILLIAM JOHN	SASTECH, ROSEBANK	700	42.30	29610.00	74.05	29-Oct-99	83.40
U794	VISAGIE, JACOBUS LUCAS	SASTECH, ROSEBANK	700	42.30	29610.00	74.05	29-Oct-99	83.40
9458	STANDER, JAN LEONARD	SCI	1600	42.30	67680.00	169.20	29-Oct-99	83.10
TOTAL - R42.30			14600		617580.00	1544.25		
GRAND TOTAL			**14600**		**617580.00**	**1544.25**		

APPROVED BY SHARE TRUST ADMINISTRATOR : pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature] 17h30 7/11/01

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 37/46
NOV.22'2001 15:56 27114413229 SASOL LTD CO SEC SERVICES #3292 P.037

Receipt of Share Sale Schedule
Date: 12-11-01
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
12 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
9141	VAN WYK, ADRIAAN PETRUS	PO BOX 1905, SASOLBURG, 1947	1600	42.30	67680.00	169.20	29-Oct-99
TOTAL - R42.30			1600		67680.00	169.20	
GRAND TOTAL			1600		67680.00	169.20	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
12/11/01
14h30.

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 38/46
NOV.22'2001 15:57 27114413229 SASOL LTD CO SEC SERVICES #3292 P.038

Receipt of Share Sale Schedule
Date: 12-11-01
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
12 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
950938	JORDAAN, JAN HARM	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	86.00
C058	BOOYSEN, ANTON	SSF	500	42.30	21150.00	52.90	29-Oct-99	86.30
00000198	VAN ROOYEN, DANIEL JOHANNES	NATREF	300	42.30	12690.00	31.75	29-Oct-99	86.00
00000137	KITCHING, DESMOND WILLIAM	NATREF	700	42.30	29610.00	74.05	29-Oct-99	86.00
4314	STREUDERS, JAKOB DANIEL	SASOL LIMITED	1600	42.30	67680.00	169.20	29-Oct-99	86.00
D380	WORDSWORTH, DAVID JOHN	SSF	700	42.30	29610.00	74.05	29-Oct-99	85.80
E420	MATYJA, ZF	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	85.00
950715	VAN DER MERWE, ANDRE	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	86.00
950602	PARSONS, CHARLES WILLIAM	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	86.00
401882	WARDLE, DEREK EDWARD	SASOL COAL	500	42.30	21150.00	52.90	29-Oct-99	85.00
402283	SYVERTSEN, ADOLF I	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	85.00
C139	LUUS, CARL JOHANNES	SSF	700	42.30	29610.00	74.05	29-Oct-99	85.00
TOTAL - R42.30			**9100**		**384930.00**	**962.60**		
E420	MATYJA, ZF	SASTECH, SECUNDA	9100	42.40	385840.00	964.60	25-Oct-99	85.00
TOTAL - R42.40			**9100**		**385840.00**	**964.60**		
GRAND TOTAL			**18200**		**770770.00**	**1927.20**		

APPROVED BY SHARE TRUST ADMINISTRATOR : [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
[signature] 12/11/01 16h00.

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 39/46
NOV.22'2001 15:57 27114413229 SASOL LTD CO SEC SERVICES #3292 P.039

Receipt of Share Sale Schedule
Date: 13/11/2001
Time: 14:45
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
G686	DE WET, PHILIPPUS BERNARDUS	PO BOX 6706, SECUNDA, 2302	400	29.75	11900.00	29.75	27-Feb-95
TOTAL - R29.75			400		11900.00	29.75	
G686	DE WET, PHILIPPUS BERNARDUS	PO BOX 6706, SECUNDA, 2302	1100	42.30	46530.00	116.35	29-Oct-99
TOTAL - R42.30			1100		46530.00	116.35	
GRAND TOTAL			1500		58430.00	146.10	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
14/11/01.
16h00

Receipt of Share Sale Schedule
Date: 13/11/2001
Time: 14:45
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
9863	GROBLER, FLEETWOOD R	SASOL SOLVENTS	1600	42.30	67680.00	169.20	29-Oct-99	86.50
403881	ROWE, WAYNE DAVID	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	86.50
B632	LEEUW, TLAMELO R	SSF	500	42.30	21150.00	52.90	29-Oct-99	86.00
U357	DE JONG, GERBRAND	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	86.00
8903	BEZUIDENHOUT, PIETER HENDRIK SCHALK	SASOL SOLVENTS	700	42.30	29610.00	74.05	29-Oct-99	86.00
9568	DUCKITT, CHARLES	SASOL SOLVENTS	700	42.30	29610.00	74.05	29-Oct-99	86.00
A930	FOURIE, JAN HENDRIK	SASOL LIMITED - EXE	9300	42.30	393390.00	983.50	29-Oct-99	86.00
1795	POTGIETER, ABRAHAM STEPHANUS	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	86.60
U805	BEZUIDENHOUT, BAREND CHRISTIAAN B	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	87.00
TOTAL - R42.30			15800		668340.00	1671.05		
00000177	VENTER, JOHANNES JACOBUS	NATREF	8400	42.40	356160.00	890.40	25-Oct-99	86.50
TOTAL - R42.40			8400		356160.00	890.40		
GRAND TOTAL			24200		1024500.00	2561.45		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

NOTE : EXECUTIVE DIRECTOR - Please report to JSE

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
14/11/01.
16h30
[signature]

Receipt of Share Sale Schedule
Date: 14-11-01
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
1689	HOFMEYR, JACOBUS CORNELIUS	PO BOX 99776, GARSFONTEIN OOS, 0060	700	42.30	29610.00	74.05	29-Oct-99
TOTAL - R42.30							
			700		29610.00	74.05	
GRAND TOTAL							
			700		29610.00	74.05	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
15/11/01.
09h30

Receipt of Share Sale Schedule
Date: 14-11-01
Time: 14:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
850223	DU TOIT, PHILIP RUDOLF	ALPHA OLEFINS	700	42.30	29610.00	74.05	29-Oct-99	89.60
G437	BADENHORST, GERHARDUS STEPHANUS	SSF	900	42.30	38070.00	95.20	29-Oct-99	90.00
1838	RAUTENBACH, ANDRIES JOHANNES	SASOL LIMITED	900	42.30	38070.00	95.20	29-Oct-99	90.00
950652	KRITZINGER, JOHANNES LODEWIKUS	SASOL OIL	1900	42.30	80370.00	200.95	29-Oct-99	88.50
3830	UYS, DIRK CORNELIUS	SASOL SOLVENTS	800	42.30	33840.00	84.60	29-Oct-99	88.90
950680	FOURIE, PETRUS JOHANNES	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	89.70
TOTAL - R42.30			6100		258030.00	645.20		
9131	BESTER, DANIEL COENRAAD	SCI	4000	42.40	169600.00	424.00	25-Oct-99	89.80
00000235	KOTZE, RP	NATREF	4100	42.40	173840.00	434.60	25-Oct-99	89.50
TOTAL - R42.40			8100		343440.00	858.60		
9875	HUMAN, DANIEL BENJAMIN VERWOERD	MERISOL RSA	500	46.70	23350.00	58.40	24-Jun-96	88.60
TOTAL - R46.70			500		23350.00	58.40		
GRAND TOTAL			14700		624820.00	1562.20		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
15/11/01
09h30

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 42/46
NOV.22'2001 15:58 27114413229 SASOL LTD CO SEC SERVICES #3292 P.042

Receipt of Share Sale Schedule
Date: 15-11-01
Time: 12:40
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
15 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
1803	VENTER, GERT CHRISTOFFEL	SASOL LIMITED	900	42.30	38070.00	95.20	29-Oct-99	87.50
1897	CAMERON, EDWARD	INTERNATIONAL	900	42.30	38070.00	95.20	29-Oct-99	87.30
951152	GIRD, DESMOND GUSTAV	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	87.50
A968	COUVARAS, GEORGE	INTERNATIONAL	4400	42.30	186120.00	465.30	29-Oct-99	87.50
TOTAL - R42.30			7100		300330.00	750.90		
GC67	VAN STADEN, PIETER JACOBUS	SSF	1400	29.75	41650.00	104.15	27-Feb-95	88.00
G905	MYBURGH, NICOLAAS PETRUS JOHANNES	SSF	1700	29.75	50575.00	126.45	27-Feb-95	88.30
A968	COUVARAS, GEORGE	INTERNATIONAL	1000	29.75	29750.00	74.40	27-Feb-95	87.50
TOTAL - R29.75			4100		121975.00	305.00		
A968	COUVARAS, GEORGE	INTERNATIONAL	9000	19.30	173700.00	434.25	29-Nov-93	87.50
TOTAL - R19.30			9000		173700.00	434.25		
GRAND TOTAL			**20200**		**596005.00**	**1490.15**		

APPROVED BY SHARE TRUST ADMINISTRATOR : [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
16/11/01
10h00

Received 11/22/2001 08:47 in 13:58 on line [2] for WO_FAXPrinted11/22/2001 09:01 * Pg 43/46
NOV.22'2001 15:58 27114413229 SASOL LTD CO SEC SERVICES #3292 P.043

Receipt of Share Sale Schedule
Date: 16-11-01
Time: 13:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
16 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
950991	MKHASIBE, ZWELAKHE LAWRENCE	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	86.00
EM21	VAN GARDEREN, DEONISIUS S	SASTECH, SECUNDA	1900	42.30	80370.00	200.95	29-Oct-99	82.00
TOTAL - R42.30			2600		109980.00	275.00		
GRAND TOTAL			2600		109980.00	275.00		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
[signature]
20/11/01.
06h00

Receipt of Share Sale Schedule
Date: 19/11/2001
Time: 13h35
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
19 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
1775	NIEMAND, ALFONSO	PO BOX 6756, WESTGATE, 1734	1900	42.30	80370.00	200.95	29-Oct-99
TOTAL - R42.30							
			1900		80370.00	200.95	
GRAND TOTAL							
			1900		80370.00	200.95	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

20/11/01
14h00
[signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

Receipt of Share Sale Schedule
Date: 21-11-01
Time: 13:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
21 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
7998	BLIGNAUT, CORNELIUS	MERISOL RSA	700	42.30	29610.00	74.05	29-Oct-99	80.20
TOTAL - R42.30			700		29610.00	74.05		
GRAND TOTAL			700		29610.00	74.05		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
21/11/01
15h50

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

RECD S.E.C.
MAY 3 1 2002
1086

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 23 November 2001 – 14 December 2001

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
1,175,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 18 December 2001

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
665,601,925	Ordinary	2.59	2,667,806,203				
Total: 665,601,925		Total	2.667,808,203	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2,667,806,203.00

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital R 2,667,806,203.00

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
258,700	Ordinary	46.25	12,108,025					
Total: 268700		Total	12,108,025	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
885,601,926	Ordinary	2.69	2,667,808,203
258,700	Ordinary	46.26	12,106,026
	Total: 885,860,626	Total	2,679,914,229

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2,679,914,229.00
Premium account	
Total issued capital	R 2,679,914,229.00

Certified correct.*

Date 19 December 2001 Signature ____________ Manager

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 258,700 shares.*

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	14,929,100		2,667,806,203	665,601,925
23-Nov-01	1,800	42.30	76,140	665,603,725
26-Nov-01	7,500	57.50	431,250	665,611,225
	18,000	57.50	1,035,000	665,629,225
27-Nov-01	500	57.50	28,750	665,629,725
	6,500	27.50	178,750	665,636,225
	700	42.30	29,610	665,636,925
28-Nov-01	3,600	27.50	99,000	665,640,525
	1,800	57.50	103,500	665,642,325
29-Nov-01	9,000	19.30	173,700	665,651,325
	8,300	45.80	380,140	665,659,625
	600	57.50	34,500	665,660,225
30-Nov-01	8,200	57.50	471,500	665,668,425
	5,100	42.30	215,730	665,673,525
	12,900	45.80	590,820	665,686,425
	1,500	27.50	41,250	665,687,925
3-Dec-01	7,200	57.50	414,000	665,695,125
	900	42.30	38,070	665,696,025
	3,900	45.80	178,620	665,699,925
4-Dec-01	14,400	57.50	828,000	665,714,325
	5,500	42.30	232,650	665,719,825
	200	46.70	9,340	665,720,025
	800	45.80	36,640	665,720,825
	2,400	30.75	73,800	665,723,225
5-Dec-01	5,400	57.50	310,500	665,728,625
	17,400	42.30	736,020	665,746,025
	1,300	31.00	40,300	665,747,325
	2,800	29.75	83,300	665,750,125
6-Dec-01	7,000	57.50	402,500	665,757,125
	13,600	42.30	575,280	665,770,725
	7,000	29.75	208,250	665,777,725
7-Dec-01	5,500	57.50	316,250	665,783,225
	6,000	42.30	253,800	665,789,225
	1,400	29.75	41,650	665,790,625

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
10-Dec-01	600	57.50	34,500	665,791,225
	3,800	57.50	218,500	665,795,025
	2,600	42.30	109,980	665,797,625
	800	46.70	37,360	665,798,425
11-Dec-01	600	57.50	34,500	665,799,025
	4,200	42.30	177,660	665,803,225
	700	29.75	20,825	665,803,925
12-Dec-01	500	57.50	28,750	665,804,425
13-Dec-01	600	57.50	34,500	665,805,025
	700	42.30	29,610	665,805,725
	1,100	56.50	62,150	665,806,825
	600	57.50	34,500	665,807,425
14-Dec-01	1,400	57.50	80,500	665,808,825
	12,300	42.30	520,290	665,821,125
	1,000	42.40	42,400	665,822,125
	4,200	45.80	192,360	665,826,325
	2,000	50.00	100,000	665,828,325
	26,700	50.90	1,359,030	665,855,025
	5,600	57.50	322,000	665,860,625
	258,700	46.25	12,108,025	
	15,187,800		2,679,914,228	665,860,625

Receipt of Share Sale
Schedule
Date: 23-11-01
Time: 14:05
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
23 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
401758	VAN ZYL, PETRUS JACOB	SASOL COAL	900	42.30	38070.00	95.20	29-Oct-99	82.50
1794	HILL, CAVAN RAYMOND	SASOL LIMITED	900	42.30	38070.00	95.20	29-Oct-99	82.80
TOTAL - R42.30			1800		76140.00	190.40		
GRAND TOTAL			1800		76140.00	190.40		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
26/11/01.
12h10.

Receipt of Share Sale Schedule
Date: 26/11/01
Time: 13:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
26 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
401163	HUGO, DIRK JOHANNES	PO BOX 10453, SECUNDA, 2302	600	57.50	34500.00	86.25	24-Nov-97
7173	COOKE, CLIVE GODFREY	70 VAN BUUREN ESTATES, VAN BUUREN ROAD, BEDFORDVIEW, 2007	500	57.50	28750.00	71.90	24-Nov-97
U021	STEYNBERG, ANDRE PETER	4 MOERDYK STREET, VANDERBIJLPARK, 1911	600	57.50	34500.00	86.25	24-Nov-97
6077	HUMAN, RICHARDT ANTON	PO BOX 511, CRESTA, 2118	600	57.50	34500.00	86.25	24-Nov-97
A926	AMO TRUST BOTHA, FREDERICK JOHANNES	PO BOX 1138, PINGOWRIE, 2123	5200	57.50	299000.00	747.50	24-Nov-97
TOTAL - R57.50			7500		431250.00	1078.15	
GRAND TOTAL			7500		431250.00	1078.15	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

29/11/01 [signature]

Receipt of Share Sale Schedule
Date: 26/11/01
Time: 13:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
26 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U779	SICHINGA, JOHN	SSI	1700	57.50	97750.00	244.40	24-Nov-97	80.00
10098	MOORE, SHANE	SMX	600	57.50	34500.00	86.25	24-Nov-97	80.00
P579	PEREIRA, CANDACE	INTERNATIONAL	600	57.50	34500.00	86.25	24-Nov-97	80.60
00000051	BECKER, WILHELM PETRUS	NATREF	600	57.50	34500.00	86.25	24-Nov-97	80.60
1897	CAMERON, EDWARD	INTERNATIONAL	600	57.50	34500.00	86.25	24-Nov-97	80.60
F039	DE WITT, ROBERT HOWARD	TOSAS	600	57.50	34500.00	86.25	24-Nov-97	80.80
A906	TISDALL, MICHAEL CHARLES	SASOL LIMITED - EXE	5900	57.50	339250.00	848.15	24-Nov-97	80.00
9141	VAN WYK, ADRIAAN PETRUS	SCHUMANN SASOL	1400	57.50	80500.00	201.25	24-Nov-97	80.00
9013	JARVIS, ANDREW CHARLES	INTERNATIONAL	600	57.50	34500.00	86.25	24-Nov-97	80.00
U545	KAPP, ERNO	SASTECH, SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	79.90
401186	BOTHA, JOHANNES FREDRIKUS	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	79.90
SF0002	NAPIER, ANGUS	SASOL FIBRES	1000	57.50	57500.00	143.75	24-Nov-97	80.30
U947	ERASMUS, MICHIEL COENRAAD	SASTECH, ROSEBANK	600	57.50	34500.00	86.25	24-Nov-97	80.30
0885	NEL, JOHAN	INTERNATIONAL	2000	57.50	115000.00	287.50	24-Nov-97	80.40
E538	BORLA, JAN ZBIGNIEW	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	80.00
TOTAL - R57.50			18000		1035000.00	2587.55		
GRAND TOTAL			18000		1035000.00	2587.55		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

29/11/01 [signature]

Receipt of Share Sale Schedule
Date: 27/11/01
Time: 14:15
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
27 NOVEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
E661	LE ROUX, DANIEL FRANCOIS	PO BOX 5579, SECUNDA, 2302	500	57.50	28750.00	71.90	24-Nov-97
TOTAL = R57.50			500		28750.00	71.90	
GRAND TOTAL			500		28750.00	71.90	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

29/11/01
0810

Receipt of Share Sale Schedule
Date: 27/11/01
Time: 14:15
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
27 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
950750	CORINALDI, VIVIAN HAROLD	SASOL OIL	2900	27.50	79750.00	199.40	27-Nov-95	79.20
403579	SLABBERT, PIETER	SASOL COAL	3600	27.50	99000.00	247.50	27-Nov-95	79.20
TOTAL - R27.50			6500		178750.00	446.90		
U1066	LOURENS, JAN FRANCOIS	SASTECH, ROSEBANK	700	42.30	29610.00	74.05	29-Oct-99	79.50
TOTAL - R42.30			700		29610.00	74.05		
GRAND TOTAL			**7200**		**208360.00**	**520.95**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

27/11/01

Receipt of Share Sale Schedule
Date: 28/11/01
Time: 14:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
28 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
402177	WENHOLD, HERMANN	SASOL COAL	3600	27.50	99000.00	247.50	27-Nov-95	81.40
TOTAL - R27.50			3600		99000.00	247.50		
402177	WENHOLD, HERMANN	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	81.40
950769	BOSCH, LOUIS	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	81.80
U139	DU PLESSIS, PIERRE LEONARDO	INTERNATIONAL	600	57.50	34500.00	86.25	24-Nov-97	80.90
TOTAL - R57.50			1800		103500.00	258.75		
GRAND TOTAL			**5400**		**202500.00**	**506.25**		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

29/11/01.
09h00

Receipt of Share Sale Schedule
Date: 29/11/01
Time: 13:00
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
29 NOVEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
A968	COUVARAS, GEORGE	INTERNATIONAL	9000	19.30	173700.00	434.25	29-Nov-93	80.28
TOTAL R19.30			9000		173700.00	434.25		
U702	ROBINSON, HYLTON KIM	SASTECH, SASOLBURG	4100	45.80	187780.00	469.45	29-Nov-99	81.20
B524	VAN VUUREN, WYNAND STEPHANUS	SSF	4200	45.80	192360.00	480.90	29-Nov-99	81.00
TOTAL R45.80			8300		380140.00	950.35		
U898	MULDER, HARKO	SASTECH, SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	81.00
TOTAL R57.50			600		34500.00	86.25		
GRAND TOTAL			**17900**		**588340.00**	**1470.85**		

APPROVED BY SHARE TRUST ADMINISTRATOR: Barker

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

30/11/01
07/100

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
30 NOVEMBER 2001

Receipt of Share Sale
Schedule
Date: 30-11-01
Time: 14:00
Signature:

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
A959	RADEMAN, CHRISTIAAN FRANCOIS	SASOL COAL	1200	57.50	69000.00	172.50	24-Nov-97	85.50
401543	ADENDORFF, WILLEM DANIEL	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	85.20
F001	STIGLINGH, DANIEL JOHANNES JURGENS	TOSAS	1200	57.50	69000.00	172.50	24-Nov-97	85.30
401218	PRETORIUS, ANDRE	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	83.50
B496	STEENKAMP, LUKAS PETRUS	SSF	600	57.50	34500.00	86.25	24-Nov-97	85.30
950614	BASSON, PIETER	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	85.40
U782	TAIT, BRIAN KEITH	SASTECH, ROSEBANK	600	57.50	34500.00	86.25	24-Nov-97	85.40
G291	ZEEDERBERG, SYDNEY ADRIAAN DENEYS	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	85.20
U171	KRUGER, JACOBUS CORNELIUS	SASTECH, SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	84.80
BD19	ELS, HERMANUS ALBERTUS	SSF	500	57.50	28750.00	71.90	24-Nov-97	85.20
M557	ESTERHUIZEN, CORNELIUS JOHANNES R	SIGMA	500	57.50	28750.00	71.90	24-Nov-97	83.00
950755	MALUMO, MD	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	83.00
TOTAL - R57.50			8200		471500.00	1178.80		
U279	BOTES, ROBERT FRANK	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	85.30
U782	TAIT, BRIAN KEITH	SASTECH, ROSEBANK	900	42.30	38070.00	95.20	29-Oct-99	85.40
1777	ERNST, STEPHANUS CORNELIUS	SASOL LIMITED	2600	42.30	109980.00	274.95	29-Oct-99	85.40
B502	VAN WYK, CORNELIUS ALWYN	SSF	700	42.30	29610.00	74.05	29-Oct-99	85.40
TOTAL - R42.30			5100		215730.00	539.40		
SF0638	VAN DER BERG, JOHANNES	SASOL FIBRES	4700	45.80	215260.00	538.15	29-Nov-99	85.20
1081	VENTER, EMILY	SASOL LIMITED	4200	45.80	192360.00	480.90	29-Nov-99	85.30
C605	BUYS, FREDERIK ANTONIE	SSF	4000	45.80	183200.00	458.00	29-Nov-99	82.00
TOTAL - R45.80			12900		590820.00	1477.05		
951271	STRAUSS, HEINRICH FREDERICK	SASOL OIL	1500	27.50	41250.00	103.15	27-Nov-95	83.50
TOTAL - R27.50			1500		41250.00	103.15		
GRAND TOTAL			27700		1319300.00	3298.40		

C Mutzuris
Maatskappy Sekretarisse
Diensta Bestuurder
SASOL BEPERK

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 3/12/01
Time: 14:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
3 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U090	STEGMANN, PETER	SASTECH, SASOLBURG	1200	57.50	69000.00	172.50	24-Nov-97	86.40
E755	SAAYMAN, JOHANNES THEODORUS	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	86.40
402171	PRINSLOO, GERHARDUS PHILLUPPIS	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	85.70
401428	DU PREEZ, JAN JOHAN	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	85.00
401246	VAN DER WALT, ANDRE	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	86.00
B964	BURGER, JOHAN	SASTECH, SECUNDA	1900	57.50	109250.00	273.15	24-Nov-97	86.20
0000031	VAN NIEKERK, ABRAHAM JACOBUS	NATREF	1900	57.50	109250.00	273.15	24-Nov-97	85.70
TOTAL - R57.50			7200		414000.00	1035.10		
E755	SAAYMAN, JOHANNES THEODORUS	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	86.40
TOTAL - R42.30			900		38070.00	95.20		
EH06	NIEUWENHUIS, JOHANNES GIDEON	SASTECH, SECUNDA	3900	45.80	178620.00	446.55	29-Nov-99	85.00
TOTAL - R45.80			3900		178620.00	446.55		
GRAND TOTAL			12000		630690.00	1576.85		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
[signature]
4/12/01.

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
4 DECEMBER 2001

Receipt of Share Sale Schedule
Date: 4/12/2001
Time: 13:45
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U556	JOOSTE, MARTIN EDUARD	SASTECH, SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	87.00
U063	HEAP, MARK ADRIAN	SASTECH, SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	89.00
401396	ECKARD, ABRAHAM PIETER	SASOL COAL	2000	57.50	115000.00	287.50	24-Nov-97	89.00
950839	JORDAAN, CORNELIS JOHANNES	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	89.20
GF15	VILJOEN, FJZ	SSF	600	57.50	34500.00	86.25	24-Nov-97	89.50
950541	SCHALKWYK, CORRIE P	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	89.50
A957	JOUBERT, NEREUS L	SASOL LIMITED - EXE	8800	57.50	506000.00	1265.00	24-Nov-97	88.10
00000015	PRETORIUS, JACOBUS COENRAAD	NATREF	600	57.50	34500.00	86.25	24-Nov-97	89.00
TOTAL - R57.50			14400		828000.00	2070.00		
U083	KOK, ANDRE	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	88.00
C610	MATTHEE, STEPHANUS PIETER	SSF	500	42.30	21150.00	52.90	29-Oct-99	89.00
A962	STRAUSS, GJ	SASOL LIMITED - EXE	1800	42.30	76140.00	190.35	29-Oct-99	89.20
GF15	VILJOEN, FJZ	SSF	700	42.30	29610.00	74.05	29-Oct-99	89.50
D703	LEPPING, MANFRED BERNHARD OTTO	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	88.70
00000015	PRETORIUS, JACOBUS COENRAAD	NATREF	700	42.30	29610.00	74.05	29-Oct-99	89.20
TOTAL - R42.30			5500		232650.00	581.75		
9875	HUMAN, DANIEL BENJAMIN VERWOERD	MERISOL	200	46.70	9340.00	23.35	24-Jun-96	89.20
TOTAL - R46.70			200		9340.00	23.35		
C605	BUYS, FREDERIK ANTONIE	SSF	800	45.80	36640.00	91.60	29-Nov-99	88.00
TOTAL - R45.80			800		36640.00	91.60		
401427	UYS, WILCO	SASOL COAL	2400	30.75	73800.00	184.50	30-Oct-95	89.20
TOTAL - R30.75			2400		73800.00	184.50		
GRAND TOTAL			23300		1180430.00	2951.20		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature] 4/12/01 18h00

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
850068	KLINGENBERG, BERNARD EKHARD	ALPHA OLEFINS	800	57.50	46000.00	115.00	24-Nov-97	90.00
E352	DE WET, JAKOBUS MALAN	SASTECH, SECUNDA	900	57.50	51750.00	123.40	24-Nov-97	91.40/91.50
G686	DE WET, PHILIPPUS BERNARDUS	SSF	600	57.50	34500.00	86.25	24-Nov-97	92.50
B573	VAN DIJK, MARINUS	SSF	1900	57.50	109250.00	273.15	24-Nov-97	92.20
E437	TAYLOR, JOHN ROYSON	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	94.70
8592	VILJOEN, FRANCOIS	MERISOL	600	57.50	34500.00	86.25	24-Nov-97	94.70
TOTAL - R57.50			5400		310500.00	776.30		
C239	DE KLERK, JEREMIAS J	SSF	1900	42.30	80370.00	200.95	29-Oct-99	92.00
U277	DU PLESSIS, GERHARDUS JACOBUS	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	90.00
850068	KLINGENBERG, BERNARD EKHARD	ALPHA OLEFINS	2600	42.30	109980.00	274.95	29-Oct-99	90.00
7001340	BOSCH, ANDRIES STEPHANUS	SASOL AGRI	700	42.30	29610.00	74.05	29-Oct-99	95.10
C172	HOLT, HEINRICH FRANCOIS	SSF	700	42.30	29610.00	74.05	29-Oct-99	95.10
8592	VILJOEN, FRANCOIS	MERISOL	700	42.30	29610.00	74.05	29-Oct-99	94.70
1611	VORSTER, MARTIN A	SPI	2600	42.30	109980.00	274.95	29-Oct-99	95.00
950630	GREEFF, PETER DE V	SASOL OIL	1900	42.30	80370.00	200.95	29-Oct-99	93.00
U944	VAN DEN BERG, CHRISTIAAN ARNOLDUS	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	92.40
2556	RADEMEYER, ETTIENNE	SASOL SOLVENTS	900	42.30	38070.00	95.20	29-Oct-99	92.60
E145	VAN TONDER, JACOBUS CHRISTOFFEL	SASTECH, SECUNDA	400	42.30	16920.00	42.30	29-Oct-99	95.00
3196	VAN WYK, COENRAAD CHRISTOFFEL	SASOL LIMITED	1600	42.30	67680.00	169.20	29-Oct-99	95.00
404741	JANSEN VAN RENSBURG, CHRISTOFFEL HERMANUS	SASOL COAL	1600	42.30	67680.00	169.20	29-Oct-99	95.00
E145	VAN TONDER, JACOBUS CHRISTOFFEL	SASTECH, SECUNDA	400	42.30	16920.00	42.30	29-Oct-99	91.40
TOTAL - R42.30			17400		736020.00	1840.25		
350542	WOODS, ERIC GORDON KEITH	SASOL OIL	1300	31.00	40300.00	100.75	4-Sep-95	84.60
TOTAL - R31.00			1300		40300.00	100.75		
850068	KLINGENBERG, BERNARD EKHARD	ALPHA OLEFINS	1400	29.75	41650.00	104.15	27-Feb-95	90.00
G164	ANTONY-MOSSAOBAH, GREGORY CHARLES	SSF	1400	29.75	41650.00	104.15	27-Feb-95	95.20
TOTAL - R29.75			2800		83300.00	208.30		
GRAND TOTAL			26900		1170120.00	2926.60		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

[signature] 06/12/01

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

Receipt of Share Sale
Schedule
Date: 5/12/2001
Time: 13h35
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
6 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
850099	CLOETE, JH	ALPHA OLEFINS	600	57.50	34500.00	86.25	24-Nov-97	95.90
950851	NICOL, ALAN PATRICK	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	98.10/98.40
G437	BADENHORST, GERHARDUS STEPHANUS	SSF	600	57.50	34500.00	86.25	24-Nov-97	99.00
402313	TURNER, ROBIN MICHAEL IAN	SASOL COAL	1200	57.50	69000.00	172.50	24-Nov-97	97.80
401661	KAHTS, CONRAD JAN	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	98.50
1572	CILLIERS, JOHANNES STEFANUS	SCI CORPORATE FINANCE	600	57.50	34500.00	86.25	24-Nov-97	97.90
850107	TALJAARD, HEINRICH C	ALPHA OLEFINS	600	57.50	34500.00	86.25	24-Nov-97	98.00
401312	BLEEKER, E	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	98.50
401973	DE BRUYN, HENDRIK BOTHA	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	98.50
GB56	LUMB, MICHAEL DOUGLAS	SSF	600	57.50	34500.00	86.25	24-Nov-97	98.50
402187	CROUS, SJ	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	98.50
TOTAL - R57.50			7000		402500.00	1006.30		
850099	CLOETE, JH	ALPHA OLEFINS	900	42.30	38070.00	95.20	29-Oct-99	95.90
1718	PHILLIPS, THOMAS BRIAN	SASOL LIMITED	700	42.30	29610.00	74.05	29-Oct-99	99.00
C457	MULDER, CORNELIUS WILLEM FREDERIK	SASTECH, SECUNDA	1600	42.30	67680.00	169.20	29-Oct-99	98.50
D564	KORNELIUS, GERRIT	SSF	700	42.30	29610.00	74.05	29-Oct-99	98.50
00000631	VAN NIEKERK, ABRAHAM JACOBUS	NATREF	700	42.30	29610.00	74.05	29-Oct-99	98.50
U063	HEAP, MARK ADRIAN	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	99.00
950542	WOODS, ERIC GORDON KEITH	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	97.90
401430	JOYCE, MICHAEL EDWARD	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	98.60
GB56	LUMB, MICHAEL DOUGLAS	SSF	700	42.30	29610.00	74.05	29-Oct-99	98.00
U936	LIEBENBERG, JOHANNES JACOBUS	SASTECH, ROSEBANK	900	42.30	38070.00	95.20	29-Oct-99	98.10
G007	MYBURGH, GERT LAMBERT	SSF	2600	42.30	109980.00	274.95	29-Oct-99	97.80
402313	TURNER, ROBIN MICHAEL IAN	SASOL COAL	1600	42.30	67680.00	169.20	29-Oct-99	97.80
7421	ROUX, THEUNIS JACOBUS	SCI	700	42.30	29610.00	74.05	29-Oct-99	98.40
TOTAL - R42.30			13600		575280.00	1438.45		
E712	DU TOIT, ANDRIES STEPHANUS	SASTECH, SECUNDA	1700	29.75	50575.00	126.45	27-Feb-95	98.10
A963	DE KLERK, ABRAHAM	SASOL LIMITED - EXE	4000	29.75	119000.00	297.50	27-Feb-95	98.50
GB56	LUMB, MICHAEL DOUGLAS	SSF	1300	29.75	38675.00	96.70	27-Feb-95	98.00
TOTAL - R29.75			7000		208250.00	520.65		
GRAND TOTAL			27600		1186030.00	2965.40		

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

Receipt of Share Sale Schedule
Date: 6-12-01
Time: 15:18
Signature: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
10/12/01.
08h00

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
7 DECEMBER 2001

Receipt of Share Sale Schedule
Date: 7/12/01
Time: 11:42
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U958	DE BOER, JAKE	SASTECH, ROSEBANK	600	57.50	34500.00	86.25	24-Nov-97	96.00
E537	PHILLIPS, RAYMOND LLEWELLYN	SASTECH, SECUNDA	2000	57.50	115000.00	287.50	24-Nov-97	96.00
G937	ENGELBRECHT, HENDRIK LODEWYK	SSF	1200	57.50	69000.00	172.50	24-Nov-97	96.00
B550	VORSTER, JOHANNES CHRISTIAAN	SSF	600	57.50	34500.00	86.25	24-Nov-97	96.00
GE59	KIRSTEN, JOHAN F	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	96.30
403580	MIENIE, FRANCOIS	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	96.80
TOTAL - R57.50			5500		316250.00	790.65		
E537	PHILLIPS, RAYMOND LLEWELLYN	SASTECH, SECUNDA	500	42.30	21150.00	52.90	29-Oct-99	96.00
G937	ENGELBRECHT, HENDRIK LODEWYK	SSF	2600	42.30	109980.00	274.95	29-Oct-99	96.00
E145	VAN TONDER, JACOBUS CHRISTOFFEL	SASTECH, SECUNDA	400	42.30	16920.00	42.30	29-Oct-99	99.50
B095	WUZYK, PAWEL ANTONI	SSF	400	42.30	16920.00	42.30	29-Oct-99	96.80
A058	ROOME, LEON BEKKER	INTERNATIONAL	700	42.30	29610.00	74.05	29-Oct-99	96.70
D933	WIEGE, MANFRED BERNHARD	SSF	700	42.30	29610.00	74.05	29-Oct-99	96.70
9340	POTGIETER, PIETER J J S	SCI	700	42.30	29610.00	74.05	29-Oct-99	96.40
TOTAL - R42.30			6000		253800.00	634.60		
9124	HAYES, MICHAEL PHILLIPPUS	CARBOTAR	1400	29.75	41650.00	104.15	27-Feb-95	96.00
TOTAL - R29.75			1400		41650.00	104.15		
GRAND TOTAL			12900		611700.00	1529.40		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mulzoris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

10/DW
ONN

Schedule
Date: 10/12/2001
Time: 12:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
10 DECEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
JA02	VAN DEN BERG, SAREL	PO BOX 1398, SECUNDA, 2302	600	57.50	34500.00	86.25	24-Nov-97
TOTAL - R57.50							
			600		34500.00	86.25	
GRAND TOTAL							
			600		34500.00	86.25	

APPROVED BY SHARE TRUST ADMINISTRATOR : [signature]

[signature]
11h00
11/12/01.

C Mutzuris
Maatskappy Sekretari
Dienste Bestuurd
SASOL BEPERK

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
6 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
850099	CLOETE, JH	ALPHA OLEFINS	600	57.50	34500.00	86.25	24-Nov-97	95.90
950851	NICOL, ALAN PATRICK	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	98.10/98.40
G437	BADENHORST, GERHARDUS STEPHANUS	SSF	600	57.50	34500.00	86.25	24-Nov-97	99.00
402313	TURNER, ROBIN MICHAEL IAN	SASOL COAL	1200	57.50	69000.00	172.50	24-Nov-97	97.80
401651	KAHTS, CONRAD JAN	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	98.50
1572	CILLIERS, JOHANNES STEFANUS	SCI CORPORATE FINANCE	600	57.50	34500.00	86.25	24-Nov-97	97.90
850107	TALJAARD, HEINRICH C	ALPHA OLEFINS	600	57.50	34500.00	86.25	24-Nov-97	98.00
401312	BLEEKER, E	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	98.50
401973	DE BRUYN, HENDRIK BOTHA	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	98.50
GB56	LUMB, MICHAEL DOUGLAS	SSF	600	57.50	34500.00	86.25	24-Nov-97	98.50
402187	CROUS, SJ	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	98.50
TOTAL - R57.50			7000		402500.00	1006.30		
850099	CLOETE, JH	ALPHA OLEFINS	900	42.30	38070.00	95.20	29-Oct-99	95.90
1718	PHILLIPS, THOMAS BRIAN	SASOL LIMITED	700	42.30	29610.00	74.05	29-Oct-99	99.00
C457	MULDER, CORNELIUS WILLEM FREDERIK	SASTECH, SECUNDA	1600	42.30	67680.00	169.20	29-Oct-99	98.50
D564	KORNELIUS, GERRIT	SSF	700	42.30	29610.00	74.05	29-Oct-99	98.50
00000631	VAN NIEKERK, ABRAHAM JACOBUS	NATREF	700	42.30	29610.00	74.05	29-Oct-99	98.50
U063	HEAP, MARK ADRIAN	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	99.00
950542	WOODS, ERIC GORDON KEITH	SASOL OIL	900	42.30	38070.00	95.20	29-Oct-99	97.90
401430	JOYCE, MICHAEL EDWARD	SASOL COAL	700	42.30	29310.00	74.05	29-Oct-99	98.60
GB56	LUMB, MICHAEL DOUGLAS	SSF	700	42.30	29610.00	74.05	29-Oct-99	98.00
U936	LIEBENBERG, JOHANNES JACOBUS	SASTECH, ROSEBANK	900	42.30	38070.00	95.20	29-Oct-99	98.10
G007	MYBURGH, GERT LAMBERT	SSF	2600	42.30	109980.00	274.95	29-Oct-99	97.80
402313	TURNER, ROBIN MICHAEL IAN	SASOL COAL	1600	42.30	67680.00	169.20	29-Oct-99	97.80
7421	ROUX, THEUNIS JACOBUS	SCI	700	42.30	29610.00	74.05	29-Oct-99	98.40
TOTAL - R42.30			13600		575280.00	1438.45		
E712	DU TOIT, ANDRIES STEPHANUS	SASTECH, SECUNDA	1700	29.75	50575.00	126.45	27-Feb-95	98.10
A968	DE KLERK, ABRAHAM	SASOL LIMITED - EXE	4000	29.75	119000.00	297.50	27-Feb-95	98.50
GB56	LUMB, MICHAEL DOUGLAS	SSF	1300	29.75	38675.00	96.70	27-Feb-95	98.00
TOTAL - R29.75			7000		208250.00	520.65		
GRAND TOTAL			27600		1186030.00	2965.40		

APPROVED BY SHARE TRUST ADMINISTRATOR [signature]

Receipt of Share Sale
Schedule
Date: 6-12-01
Time: 15:18
Signature: [signature]

C Mutzurla
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
10/12/01. 08h00

Receipt of Share Sale
Schedule
Date: 11/12/01
Time: 13h25
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
E204	MYBURGH, GERRIT	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	95.40
TOTAL - R57.50			600		34500.00	86.25		
8877	BRYANT, WALTER ERIC SALISBURY	INTERNATIONAL	2600	42.30	109980.00	274.95	29-Oct-99	93.90/95.30
U869	VAUGHAN, JAMES STUART	INTERNATIONAL	900	42.30	38070.00	95.20	29-Oct-99	90.70
U543	DU TOIT, PIETER	SASTECH, ROSEBANK	700	42.30	29610.00	74.05	29-Oct-99	89.00
TOTAL - R42.30			4200		177660.00	444.20		
8077	NAUTA, CL	SSF	700	29.75	20825.00	52.10	27-Feb-95	90.70
TOTAL - R29.75			700		20825.00	52.10		
GRAND TOTAL			5500		232985.00	582.55		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

[signature] 11/12/01. 17h20

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

Re[illegible]t of Share Sale
Schedule
Date: 12-12-01
Time: 12:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
12 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
401079	VISSER, JOHANNES PETRUS	SASOL COAL	500	57.50	28750.00	71.90	24-Nov-97	89.40
TOTAL - R57.50			500		28750.00	71.90		
GRAND TOTAL			500		28750.00	71.90		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature]
13/12/01.
08h00

Receipt of Share Sale Schedule
Date: 13/12/2001
Time: 11h50
Signature: ....

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 DECEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
00000115	KRUGER, CHRISTIAAN JOHANNES	45 LEBOMBO AVENUE, VAALPARK, 9573	600	57.50	34500.00	86.25	24-Nov-97
TOTAL - R57.50							
			600		34500.00	86.25	
GRAND TOTAL			600		34500.00	86.25	

APPROVED BY SHARE TRUST ADMINISTRATOR: ______

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
14/12/01.
08h20

Receipt of Share Sale Schedule
Date: 13/12/2001
Time: 11h50
Signature: C.C...

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
13 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
401332	DE CLERCQ, ADRIAAN ANDRIES	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	95.10
TOTAL - R42.30			700		29610.00	74.05		
U886	DANCUART KOHLER, LUIS PABLO	SASTECH, SASOLBURG	1100	56.50	62150.00	155.40	18-Jun-97	89.00
TOTAL - R56.50			1100		62150.00	155.40		
401332	DE CLERCQ, ADRIAAN ANDRIES	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	95.10
TOTAL - R57.50			600		34500.00	86.25		
GRAND TOTAL			2400		126260.00	315.70		

APPROVED BY SHARE TRUST ADMINISTRATOR: gBarker

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
14/12/01
08h30

Receipt of Share Sale Schedule
Date: 14-12-01
Time: 14.45
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 DECEMBER 2001

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
1775	NIEMAND, ALFONSO	PO BOX 6755, WESTGATE, 1734	1400	57.50	80500.00	201.25	24-Nov-97
TOTAL - R57.50			1400		80500.00	201.25	
GRAND TOTAL			1400		80500.00	201.25	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

08h00
10/12/01

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 DECEMBER 2001

Receipt of Share Sale Schedule
Date: 14-12-01
Time: 14:45
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U146	DE HAAN, ROBERT	SASTECH, SASOLBURG	500	42.30	21150.00	52.90	29-Oct-83	96.00
G549	HATTINGH, PHILLIPPUS RUDOLPH	SSF	700	42.30	29610.00	74.05	29-Oct-99	98.00
E153	RAVJEE, MANOJKUMAR	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	100.00
403404	VERSLUIS, JACOBUS JOHANNES	SASOL COAL	1200	42.30	50760.00	126.90	29-Oct-99	99.10
C390	MEYER, JACOBUS P C	SSF	700	42.30	29610.00	74.05	29-Oct-99	96.00
U090	STEGMANN, PETER	SASTECH, SASOLBURG	1900	42.30	80370.00	200.95	29-Oct-99	99.00
A965	VAN DER WESTHUIZEN, JAN ADRIAN	SASOL LIMITED - EXE	6400	42.30	270720.00	676.80	29-Oct-99	99.50
TOTAL - R42.30			12300		520290.00	1300.85		
403637	ESTERHUYSEN, DANIEL GEORGE	SASOL COAL	1000	42.40	42400.00	106.00	25-Oct-99	100.00
TOTAL - R42.40			1000		42400.00	106.00		
G548	VAN SCHALKWYK, THOMAS JOHANNES	SSF	4200	45.80	192360.00	480.90	29-Nov-89	98.00
TOTAL - R45.80			4200		192360.00	480.90		
C430	HEYNEKE, ANTON	SSF	2000	50.00	100000.00	250.00	2-Sep-96	99.10
TOTAL - R50.00			2000		100000.00	250.00		
A975	BATES, TERRENCE	SASOL LIMITED - EXE	20700	50.90	1053630.00	2634.10	10-Dec-99	99.00
A974	VAN BUREN-SCHELE, FREDERIK JOHAN	SASOL LIMITED - EXE	6000	50.90	305400.00	763.50	10-Dec-99	99.40
TOTAL - R50.90			26700		1359030.00	3397.60		
EM21	VAN GARDEREN, DEONISIUS SIJMEN	SASTECH, SECUNDA	1400	57.50	80500.00	201.25	24-Nov-97	99.00
401431	WELS, JOHANNES MARTHINUS	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	99.60
E362	DE WET, JAKOBUS MALAN	SASTECH, SECUNDA	1000	57.50	57500.00	143.75	24-Nov-97	99.00
C430	HEYNEKE, ANTON	SSF	600	57.50	34500.00	86.25	24-Nov-97	99.10
401364	JONKER, MICHIEL ADRIAAN	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	98.00
18015	GIBBISON, RAYMOND	SMX	1400	57.50	80500.00	201.25	24-Nov-97	100.00
TOTAL - ~~R42.00~~ 57.50			5600		322000.00	805.00		
GRAND TOTAL			**51800**		**2536080.00**	**6340.35**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Murzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
18/12/01 [signature]

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

RECD S.E.C.
MAY 3 1 2002
1086

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 18 December 2001 – 14 January 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
1,176,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 17 January 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

JAN.17.2002 13:08 27114413229 SASOL LTD CO SEC SERVICES #3393 P.002
Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 2/20

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
665,860,625	Ordinary	2.59	2,679,914,228				
Total: 665860625		Total	2,679,914,228	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	
Stated capital	R 2,679,914,228.00
Premium account	*Before deduction of interim expenses, commission and cost of share issued.
Total issued capital	R 2,679,914,228.00

5. *Shares comprising this allotment:*

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
170,900	Ordinary	39.83	6,068,200					
Total: 170,900		Total	6,068,200	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

JAN.17.2002 13:08 27114413229 SASOL LTD CO SEC SERVICES #3593 P.003
Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 3/20

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
665,860,625	Ordinary	2.59	2,679,914,228
170,900	Ordinary	39.83	6,068,200
	Total: 666,031,525	Total	2,685,982,428

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2,685,982,428.00
Premium account	
Total issued capital	R 2,685,982,428.00

Certified correct*

Date 17 JANUARY 2002 Signature [signature]

On behalf of Company Secretarial Services Manager

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 170,900 shares.*

JAN.17.2002 13:09 27114413229 SASOL LTD CO SEC SERVICES #3593 P.004
Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 4/20

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
	15,187,800		2,679,914,228	665,860,625
18-Dec-01	8,600	42.30	363,780	665,869,225
	2,500	32.50	81,250	665,871,725
	10,000	57.50	575,000	665,881,725
19-Dec-01	7,300	42.30	308,790	665,889,025
	2,200	29.75	65,450	665,891,225
	4,500	57.50	258,750	665,895,725
20-Dec-01	8,000	42.30	338,400	665,903,725
	6,000	50.90	305,400	665,909,725
	2,500	57.50	143,750	665,912,225
21-Dec-01	1,400	42.30	59,220	665,913,625
2-Jan-02	900	42.30	38,070	665,914,525
	1,200	57.50	69,000	665,915,725
3-Jan-02	2,600	30.75	79,950	665,918,325
	5,200	42.30	219,960	665,923,525
	16,200	50.90	824,580	665,939,725
	5,800	57.50	333,500	665,945,525
4-Jan-02	1,000	29.75	29,750	665,946,525
	1,900	42.30	80,370	665,948,425
8-Jan-02	1,400	42.30	59,220	665,949,825
	1,800	57.50	103,500	665,951,625
9-Jan-02	900	42.30	38,070	665,952,525
	2,500	27.50	68,750	665,955,025
	4,700	42.30	198,810	665,959,725
	1,200	57.50	69,000	665,960,925
10-Jan-02	1,100	57.50	63,250	665,962,025
	2,600	42.30	109,980	665,964,625
11-Jan-02	1,000	19.25	19,250	665,965,625
	3,100	23.75	73,625	665,968,725
	500	29.75	14,875	665,969,225
	4,600	42.30	194,580	665,973,825
	6,000	50.90	305,400	665,979,825
	1,800	52.75	94,950	665,981,625
	600	57.50	34,500	665,982,225
	1,200	57.50	69,000	665,983,425

KT
17/1/2002

JAN.17.2002 13:09 27114413229 SASOL LTD CO SEC SERVICES #3593 P.005
Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 5/20

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	
14-Jan-02	8,900	42.30	376,470	665,992,325
	500	46.70	23,350	665,992,825
	34,800	48.80	1,698,240	666,027,625
	3,200	57.50	184,000	666,030,825
	700	42.30	29,610	666,031,525
	170,900	39.83	6,068,200	
	15,358,700		2,685,982,428	666,031,525

17/1/2002

Received 01/17/2002 06:10 in 07:04 on line [2] for WO_FAXPrinted01/17/2002 06:17 * Pg 7/20
JAN.17'2002 13:09 27114413229 SASOL LTD CO SEC SERVICES #3593 P.007

Receipt of Share Sale Schedule
Date: 20/12/2001
Time: 12:50
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
20 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
U866	KLUYTS, ANDRIES ARTHUR	SASTECH, ROSEBANK	700	42.30	29610.00	74.05	29-Oct-99	110.00
A966	DE KLERK, ABRAHAM	SASOL LIMITED - EXE	7300	42.30	308790.00	772.00	29-Oct-99	110.00
TOTAL - R42.30			8000		338400.00	846.05		
A974	VAN BUREN-SCHELE, FREDERIK JOHAN	SASOL LIMITED - EXE	6000	50.90	305400.00	763.50	10-Dec-99	112.40
TOTAL - R50.90			6000		305400.00	763.50		
E153	RAVJEE, MANOJKUMAR	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	110.00
E463	VAN WAVEREN, BENJAMIN FRISO	SASTECH, SECUNDA	1900	57.50	109250.00	273.15	24-Nov-97	110.00
TOTAL - R57.50			2500		143750.00	359.40		
GRAND TOTAL			16500		787550.00	1968.95		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature]
18h40
20/12/01.

Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 8/20
JAN.17'2002 13:10 27114413229 SASOL LTD CO SEC SERVICES #3593 P.008

Receipt of Share Sale
Schedule
Date: 12:35
Time: 21/12/2001
Signature: AWlech

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
21 DECEMBER 2001

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
950951	VISAGIE, GIDEON JACOBUS	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	102.00
U513	LOUW, JOHANNES JACOBUS	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	106.40
TOTAL - R42.30			1400		59220.00	148.10		
GRAND TOTAL			1400		59220.00	148.10		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 9/20
JAN.17'2002 13:10 27114413229 SASOL LTD CO SEC SERVICES #3593 P.009

Receipt of Share Sale Schedule
Date: 02/01/02
Time: 12:30
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
2 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
G888	BURGER, HENDRIK LOURENS	SSF	900	42.30	38070.00	95.20	29-Oct-99	107.00
TOTAL - R42.30			900		38070.00	95.20		
3575	MANICOM, HEDLEY GRANT	SASOL SOLVENTS	600	57.50	34500.00	86.25	24-Nov-97	108.00
S135	HUNTER, FREDERICK	SIGMA	600	57.50	34500.00	86.25	24-Nov-97	106.20
TOTAL - R57.50			1200		69000.00	172.50		
GRAND TOTAL			2100		107070.00	267.70		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Receipt of Share Sale
Schedule
Date: 3/1/02
Time: 14:00
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
3 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
1805	VAN ASWEGEN, JOHAN LEONARD	SASOL LIMITED	2600	30.75	79950.00	199.90	30-Oct-95	105.00
TOTAL - R30.75			**2600**		**79950.00**	**199.90**		
1805	VAN ASWEGEN, JOHAN LEONARD	SASOL LIMITED	1600	42.30	67680.00	169.20	29-Oct-99	106.20/105
A999a	NORTON, PETER RICHARD ERNEST	SASOL LIMITED - EXE	3600	42.30	152280.00	380.70	29-Oct-99	105.00
TOTAL - R42.30			**5200**		**219960.00**	**549.90**		
A976	MUNDAY, TREVOR STEWART	SASOL LIMITED - EXE	16200	50.90	824580.00	2061.45	10-Dec-99	107.60-108
TOTAL - R50.90			**16200**		**824580.00**	**2061.45**		
A999a	NORTON, PETER RICHARD ERNEST	SASOL LIMITED - EXE	5800	57.50	333500.00	833.75	24-Nov-97	105.00
TOTAL - R57.50			**5800**		**333500.00**	**833.75**		
GRAND TOTAL			**29800**		**1457990.00**	**3645.00**		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 4-1-02
Time: 12:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
4 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
E332	VENTER, CHRISTIAAN DANIEL	SASTECH, SECUNDA	1000	29.75	29750.00	74.40	27-Feb-95	104.93
TOTAL - R29.75			**1000**		**29750.00**	**74.40**		
C491	BOTHA, JOHANNES L	SSF	1900	42.30	80370.00	200.95	29-Oct-99	105.00
TOTAL - R42.30			**1900**		**80370.00**	**200.95**		
GRAND TOTAL			**2900**		**110120.00**	**275.35**		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 8/1/2002
Time: 12h35
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
8 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
7417	ZWANE, IVOR MZWANDILE	SCHUMANN SASOL	700	42.30	29610.00	74.05	29-Oct-99	100.00
9003	SCHOEMAN, ANNA CHRISTINA	MERISOL	700	42.30	29610.00	74.05	29-Oct-99	100.00
TOTAL - R42.30			1400		59220.00	148.10		
3186	GERICKE, JOHAN	INTERNATIONAL	1800	57.50	103500.00	258.75	24-Nov-97	100.00
TOTAL - R57.50			1800		103500.00	258.75		
GRAND TOTAL			3200		162720.00	406.85		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 13/20
JAN.17'2002 13:11 27114413229 SASOL LTD CO SEC SERVICES #3593 P.013

Receipt of Share Sale Schedule
Date: 9/1/02
Time: 14:35
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
9 JANUARY 2002

CERTIFICATES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
U084	TINCUL, IOAN	PO BOX 1, SASOLBURG, 1947	900	42.30	38070.00	95.20	29-Oct-9[illegible]
TOTAL - R42.30			900		38070.00	95.20	
GRAND TOTAL			900		38070.00	95.20	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
[signature] 10/01/02
06h00

Received 01/17/2002 06:10 in 07:04 on line [2] for WO_FAXPrinted01/17/2002 06:17 * Pg 14/20
JAN.17'2002 13:12 27114413229 SASOL LTD CO SEC SERVICES #3593 P.014

Receipt of Share Sale Schedule
Date: 9/1/02
Time: 14:35
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
9 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
951271	STRAUSS, HEINRICH FREDERICK	SASOL OIL	2500	27.50	68750.00	171.90	27-Nov-95	100.60
TOTAL - R27.50			2500		68750.00	171.90		
A930	FOURIE, JAN HENDRIK	SASOL LIMITED - EXE	4000	42.30	169200.00	423.00	29-Oct-99	100.00
E463	VAN WAVEREN, BENJAMIN F	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	100.60
TOTAL - R42.30			4700		198810.00	497.05		
951271	STRAUSS, HEINRICH FREDERICK	SASOL OIL	600	57.50	34500.00	86.25	24-Nov-97	100.60
9875	HUMAN, DANIEL BENJAMIN V	MERISOL	600	57.50	34500.00	86.25	24-Nov-97	100.00
TOTAL - R57.50			1200		69000.00	172.50		
GRAND TOTAL			8400		336560.00	841.45		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

NOTE : EXECUTIVE DIRECTOR - Please report to JSE

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature]
10/01/02
09h00

Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 15/20
JAN.17'2002 13:12 27114413229 SASOL LTD CO SEC SERVICES #3593 P.015

Receipt of Share Sale Schedule
Date: 10/01/02
Time: 13:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
10 JANUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A967	PUTTER, ANTON HEINRICH	PO BOX 6539, ANSFRERE, 1711	1100	57.50	63250.00	158.15	24-Nov-97
TOTAL - R57.50							
			1100		63250.00	158.15	
GRAND TOTAL							
			1100		63250.00	158.15	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
11/01/02.
11h00.

Received 01/17/2002 06:10 in 07:04 on line [2] for WO_FAXPrinted01/17/2002 06:17 * Pg 16/20
JAN.17'2002 13:12 27114413229 SASOL LTD CO SEC SERVICES #3593 P.016

Receipt of Share Sale Schedule
Date: 11/01/02
Time: 13:00
Signature: ....

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
10 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
E172	BERG, PETRUS JOHANNES JOACHIM	SASTECH, SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	99.50
E335	VON MOLENDORFF, JOHANNES GABRIEL	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	100.20
1999	NACHENIUS, HANS CHRISTIAN	SASTECH, ROSEBANK	500	42.30	21150.00	52.90	29-Oct-99	99.40
30034	VAN WYK, MICHAEL DANIEL	SMX	500	42.30	21150.00	52.90	29-Oct-99	99.50
TOTAL - R42.30								
			2600		109980.00	275.05		
GRAND TOTAL			2600		109980.00	275.05		

APPROVED BY SHARE TRUST ADMINISTRATOR: ____________

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
11/01/02
11h15

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 JANUARY 2002

Receipt of Share Sale
Schedule
Date: 17/01/02
Time: 14:51
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
U1006	MOLLER, FRANCOIS CARL	SASTECH, ROSEBANK	1000	19.25	19250.00	48.15	22-Feb-93	101.00
TOTAL - R19.25			1000		19250.00	48.15		
9781	JORDAAN, RENE JOHANNES	SCI	3100	23.75	73625.00	184.10	25-Apr-94	102.00
TOTAL - R23.75			3100		73625.00	184.10		
401117	ARCHER, WALTER ERNEST	SASOL COAL	500	29.75	14875.00	37.20	27-Feb-95	104.00
TOTAL - R29.75			500		14875.00	37.20		
U470	DE WET, JOHAN PIETER	SASTECH, SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	102.00
U783	DE WET, PETRA	SASTECH, SASOLBURG	900	42.30	38070.00	95.20	29-Oct-99	102.00
1441	WILLIAMS, LARRY JAMES	SPI	1600	42.30	67680.00	169.20	29-Oct-99	104.00
950767	SEALS, GRAEME LAWRENCE	SASOL OIL	700	42.30	29610.00	74.05	29-Oct-99	104.00
401117	ARCHER, WALTER ERNEST	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	104.00
TOTAL - R42.30			4600		194580.00	486.55		
A976	MUNDAY, TREVOR STEWART	SASOL LIMITED - EXE	6000	50.90	305400.00	763.50	13-Dec-99	104.60
TOTAL - R50.90			6000		305400.00	763.50		
U783	DE WET, PETRA	SASTECH, SASOLBURG	1800	52.75	94950.00	237.40	24-Feb-97	102.00
TOTAL - R52.75			1800		94950.00	237.40		
U783	DE WET, PETRA	SASTECH, SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	102.00
TOTAL - R57.50			600		34500.00	86.25		
GRAND TOTAL			**17600**		**737180.00**	**1843.15**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

NOTE : EXECUTIVE DIRECTOR - Please report to JSE

Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 17/20
JAN.17'2002 13:13 27114413229 SASOL LTD CO SEC SERVICES #3593 P.017

Receipt of Share Sale Schedule
Date: 11/01/02
Time: 14:51
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
11 JANUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
B928	HOLL, GERHARDUS LOURENS	PO BOX 324, SECUNDA, 2302	1200	57.50	69000.00	172.50	24-Nov-97
TOTAL - R57.50			1200		69000.00	172.50	
GRAND TOTAL			1200		69000.00	172.50	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 JANUARY 2002

Receipt of Share Sale Schedule
Date: 14-1-02
Time: 13.12
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
A935	DEETLEFS, ALBERTUS DEWET	SASOL LIMITED - EXE	4500	42.30	190350.00	475.90	29-Oct-99	102.00
E245	ROSSOUW, ANDRE KEYSER	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	105.00
B050	VAN ROOYEN, JOHAN ANDRIES	SSF	1600	42.30	67680.00	169.20	29-Oct-99	101.60
1680	NORTJE, LOUIS J C	SASOL LIMITED	1900	42.30	80370.00	200.95	29-Oct-99	101.60
TOTAL - R42.30			8900		376470.00	941.25		
9875	HUMAN, DANIEL BENJAMIN VERWOERD	MERISOL RSA	500	46.70	23350.00	58.40	24-Jun-96	105.00
TOTAL - R46.70			500		23350.00	53.40		
8095	HENRICO, HENDRIK SALIDOOR	SCHUMANN SASOL	4000	48.80	195200.00	488.00	14-Jan-00	103.00
1776	VAN DEN BERG, CARINE	SASOL LIMITED	4600	48.80	224480.00	561.20	14-Jan-00	103.00
00000113	BRAND, HERMANUS CHRISTOFFEL	NATREF	8300	48.80	405040.00	1012.60	14-Jan-00	103.00
10239	KOSTER, OSCAR G	SMX	4100	48.80	200080.00	500.20	14-Jan-00	103.00
U1079	STRUWIG, DIRK LOURENS	SASTECH, ROSEBANK	9600	48.80	468480.00	1171.20	14-Jan-00	103.00
18012	HUSON, NICHOLAS JOHN	SMX	4200	48.80	204960.00	512.40	14-Jan-00	101.60
TOTAL - R48.80			34800		1698240.00	4245.60		
402283	SYVERTSEN, ADOLF I	SASOL COAL	600	57.50	34500.00	86.25	24-Nov-97	103.00
1680	NORTJE, LOUIS J C	SASOL LIMITED	1400	57.50	80500.00	201.25	24-Nov-97	101.60
E387	SAUNDERS, WILLEM DAVID	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	101.60
E245	ROSSOUW, ANDRE KEYSER	SASTECH, SECUNDA	600	57.50	34500.00	86.25	24-Nov-97	105.00
TOTAL - R57.50			3200		184000.00	460.00		
GRAND TOTAL			**47400**		**2282060.00**	**5705.25**		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Received 01/17/2002 06:10 in 07:04 on line [2] for WO FAXPrinted01/17/2002 06:17 * Pg 19/20
JAN.17'2002 13:14 27114413229 SASOL LTD CO SEC SERVICES #3593 P.019

Receipt of Share Sale Schedule
Date: 14-1-02
Time: 13:12
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 JANUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
00000230	BURGER, ANDRIES JACOBUS	MOEPEL STREET 5, VANDERBIJLPARK, 1911	700	42.30	29610.00	74.05	29-Oct-99
TOTAL - R42.30			700		29610.00	74.05	
GRAND TOTAL			700		29610.00	74.05	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

RECD S.E.C.
MAY 3 1 2002
1086

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company **SASOL LIMITED**

1. Date of allotment of shares **18 January 2002 – 7 February 2002**

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1,175,000,000	Ordinary				
1,175,000,000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated **14 February 2002**

Name of company **SASOL LIMITED**

Postal address **P O Box 5486**
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

FEB.18.2002 15:46 27114413229 SASOL LTD CO SEC SERVICES #3800 P.002
Received 02/18/2002 08:48 in 02:58 on line [2] for MW03805Printed02/18/2002 08:54 * Pg 2/10

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of issued paid-up Capital R
668,031,626	Ordinary	2.59	2,685,982,428				
Total: 668031626		Total	2,685,982,428	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2,685,982,428.00

Premium account *Before deduction of interim expenses, commission and cost of share issued

Total issued capital R 2,685,982,428.00

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
9,050	Ordinary	46.29	417,562.50					
Total: 9050		Total	417,562.50	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Alloted
SEE ATTACHED ADDENDUM			

FEB.18.2002 15:46 27114413229 SASOL LTD CO SEC SERVICES #3800 P.003
Received 02/18/2002 08:48 in 02:58 on line [2] for MM03805Printed02/18/2002 08:54 * Pg 3/10

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
686,031,526	Ordinary	2.69	2,685,982,428.00
9,050	Ordinary	46.29	417,562.50
	Total: 686,040,576	Total	2,686,399,990.50

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2,686,399,990.50
Premium account	
Total issued capital	R 2,686,399,990.50

Certified correct.

Date 18/2/2002 Signature [signature]

Manager

Rubber stamp of company, if any, or of secretaries.

ON BEHALF OF COMPANY SECRETARIAL SERVICES MANAGER, SASOL LTD

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of these 9050 shares.*

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
Balance B/F	15,358,700		2,685,982,428.00	666,031,525.00
18/01/02	1,500	42.40	63,600.00	666,033,025.00
22/01/02	150	29.75	4,462.50	666,033,175.00
28/01/02	1,900	57.50	109,250.00	666,035,075.00
28/01/02	3,000	42.30	126,900.00	666,038,075.00
05/02/02	500	57.50	28,750.00	666,038,575.00
07/02/02	2,000	42.30	84,600.00	666,040,575.00
Sub Total	**9,050**	**271.75**	**417,562.50**	
Total	**15,367,750**	**45.29**	**2,686,399,990.50**	

18/2/200

Received 02/18/2002 08:48 in 02:58 on line [2] for MM03805Printed02/18/2002 08:54 * Pg 6/10
FEB.19'2002 15:47 27114413229 SASOL LTD CO SEC SERVICES #3800 P.006

Receipt of Share Sale Schedule
Date: 7/2/2002
Time: 9:40
Signature: Awk

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
7 FEBRUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A937	DE VILLIERS, DANIEL JOHANNES JOUBERT	PO BOX 872, STANFORD, 7210	2000	42.30	84600.00	211.50	29-Oct-99
TOTAL - R42.30			2000		84600.00	211.50	
GRAND TOTAL			2000		84600.00	211.50	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
07/02/02
12h00

Received 02/18/2002 08:48 in 02:58 on line [2] for MM03805Printed02/18/2002 08:54 * Pg 7/10
FEB.18'2002 15:48 27114413229 SASOL LTD CO SEC SERVICES #3800 P.007

Receipt of Share Sale Schedule
Date: 5/2/02
Time: 15:10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 FEBRUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
SF0019	FINUCANE, ERNEST	37 ACUTI ROAD, AMANZIMTOTI, 4126	500	57.50	28750.00	71.90	24-Nov-97
TOTAL - R57.50			500		28750.00	71.90	
GRAND TOTAL			500		28750.00	71.90	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
07/02/02
11h00

Received 02/18/2002 08:48 in 02:58 on line [2] for MM03805Printed02/18/2002 08:54 * Pg 8/10
FEB.19'2002 15:48 27114413229 SASOL LTD CO SEC SERVICES #3800 P.008

Receipt of Share Sale Schedule
Date: 28/01/02
Time: 11:15
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
28 JANUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
BG92	VILJOEN, FRANCOIS JOHANNES JACOBUS	PO BOX 40, DIE WILGERS, 0041	1900	57.50	109250.00	273.15	24-Nov-97
TOTAL - R57.50			1900		109250.00	273.15	
A941	VILJOEN, PETRUS JOHANNES DANIEL	96 PALM STREET, NORTHCLIFF, 2195	3000	42.30	126900.00	317.25	29-Oct-99
TOTAL - R42.30			3000		126900.00	317.25	
GRAND TOTAL			4900		236150.00	590.40	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Received 02/18/2002 08:48 in 02:58 on line [2] for MM03805Printed02/18/2002 08:54 * Pg 9/10
FEB.18'2002 15:48 27114413229 SASOL LTD CO SEC SERVICES #3800 P.009

Receipt of Share Sale Schedule
Date: 22/1/02
Time: 08:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
22 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
E332	VENTER, CHRISTIAAN DANIEL	SASTECH, SECUNDA	150	29.75	4462.50	11.20	27-Feb-95	104.0
TOTAL - R29.75			150		4462.50	11.20		
GRAND TOTAL			**150**		**4462.50**	**11.20**		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
22/01/2002
[signature]

Received 02/18/2002 08:48 in 02:58 on line [2] for MM03805Printed02/18/2002 08:54 * Pg 10/10
FEB.18'2002 15:48 27114413229 SASOL LTD CO SEC SERVICES #3800 P.010

Receipt of Share Sale Schedule
Date: 18/1/02
Time: 12:35
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
18 JANUARY 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
E878	LAWSON, RONALD JOHN	SASTECH, SECUNDA	1500	42.40	63600.00	159.00	25-Oct-99	96.50
TOTAL - R42.40			1500		63600.00	159.00		
GRAND TOTAL			**1500**		**63600.00**	**159.00**		

APPROVED BY SHARE TRUST ADMINISTRATOR : [signature]

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

RECD S.E.C.
MAY 3 1 2002
1086

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

Name of company SASOL LIMITED

1. Date of allotment of shares 14 February 2002 - 12 March 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

NASD
2002 MAR

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 13 March 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
666 031 525	Ordinary	2.59	2686399990.50				
Total: 666031525		Total	2686399990.50	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital		
Stated capital		R 2 686 399 990,50
Premium account	*Before deduction of interim expenses, commission and cost of shares issued	
Total issued capital		R 2 686 399 990,50

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
240 300	Ordinary	42,79	9506565					
Total: 240300		Total	9506565	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			



7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
666 040 575	Ordinary	2.59	2686399990.50
240 300	Ordinary	42,79	9506565.00
	Total: 666280875	Total	2695906555.50

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2 695 906 555,50
Premium account	
Total issued capital	R 2 695 906 555,50

Certified correct.

Date 13 March 2002 Signature ____________

~~Director/Manager/Secretary~~ Director/Manager/Secretary

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and nett expenses with the allotment of shares 240 300 shares.*

MAR.15.2002 09:58 27114413229 SASOL LTD CO SEC SERVICES #3993 P.004
Received 03/15/2002 02:58 in 07:26 on line [3] for WO FAXPrinted03/15/2002 03:06 * Pg 4/13

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
Balance B/F	15 367 750		2 686 399 990,50	666 040 575,00
14/02/02	300	29,75	8 925,00	666 040 875,00
14/02/02	4 100	19,25	78 925,00	666 044 975,00
18/02/02	600	29,75	17 850,00	666 045 575,00
25/02/02	600	29,75	17 850,00	666 046 175,00
01/03/02	3 000	40,40	121 200,00	666 049 175,00
01/03/02	1 900	57,00	108 300,00	666 051 075,00
01/03/02	600	57,50	34 500,00	666 051 675,00
07/03/02	2 800	38,05	106 540,00	666 054 475,00
07/03/02	1 700	40,40	68 680,00	666 056 175,00
12/03/02	4 900	40,40	197 960,00	666 061 075,00
12/03/02	2 300	42,30	97 290,00	666 063 375,00
12/03/02	5 500	57,50	316 250,00	666 068 875,00
12/03/02	146 100	40,40	5 902 440,00	666 214 975,00
12/03/02	14 500	42,30	613 350,00	666 229 475,00
12/03/02	20 300	22,15	449 645,00	666 249 775,00
12/03/02	4 800	56,50	271 200,00	666 254 575,00
12/03/02	2 100	48,80	102 480,00	666 256 675,00
12/03/02	6 200	44,00	272 800,00	666 262 875,00
12/03/02	8 800	29,75	261 800,00	666 271 675,00
12/03/02	2 800	32,35	90 580,00	666 274 475,00
12/03/02	6 400	57,50	368 000,00	666 280 875,00
Sub Total	**240 300**	**855,80**	**9 506 565,00**	
Total	**15 608 050**	**42,79**	**2 695 906 555,50**	**666 280 875,00**

MAR.15.2002 09:58 27114413229 SASOL LTD CO SEC SERVICES #3993 P.005
Received 03/15/2002 02:58 in 07:26 on line [3] for WO FAXPrinted03/15/2002 03:06 * Pg 5/13

Received 03/15/2002 02:58 in 07:26 on line [3] for WO_FAXPrinted03/15/2002 03:06 * Pg 6/13
MAR.15'2002 09:59 27114413229 SASOL LTD CO SEC SERVICES #3993 P.006

Receipt of Share Sale Schedule
Date: 14-2-02
Time: 15:20
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 FEBRUARY 2002

ELECTRONIC ISSUE OF SHARES

G/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
SF0006	JONES, PETER W	PO BOX 2282, MOUNT EDGECOMBE, 4301	300	29.75	8925.00	22.35	27-Feb-95
TOTAL R29.75			300		8925.00	22.35	
SF0006	JONES, PETER W	PO BOX 2282, MOUNT EDGECOMBE, 4301	4100	19.25	78925.00	197.35	22-Feb-93
TOTAL R19.25			4100		78925.00	197.35	
GRAND TOTAL			4400		87850.00	219.70	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature: Barker]

[signature] 15/02/02 (13h03)

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Received 03/15/2002 02:58 in 07:26 on line [3] for WO FAXPrinted03/15/2002 03:06 * Pg 7/13
MAR.15'2002 09:59 27114413229 SASOL LTD CO SEC SERVICES #3993 P.007

Receipt of Share Sale Schedule
Date: 18-2-02
Time: 15:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
18 FEBRUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
Q503	PRETORIUS, PIETER JACOBUS	PO BOX 418, VREDENBURG, 7380	600	29.75	17850.00	44.65	27-Feb-95
TOTAL - R29.75			600		17850.00	44.65	
GRAND TOTAL			600		17850.00	44.65	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature] Barker

Received 03/15/2002 02:58 in 07:26 on line [3] for WO FAXPrinted03/15/2002 03:06 * Pg 8/13
MAR.15'2002 09:59 27114413229 SASOL LTD CO SEC SERVICES #3993 P.008

Receipt of Share Sale Schedule
Date: 25-2-02
Time: 14.15
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
25 FEBRUARY 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
A038	GOEDHALS, CHARLES JOSEPH	PO BOX 60146, PIERRE VAN RYNEVELD, 0045	600	29.75	17850.00	44.65	27-Feb-95
TOTAL - R29.75			600		17850.00	44.65	
GRAND TOTAL			600		17850.00	44.65	

APPROVED BY SHARE TRUST ADMINISTRATOR: G Barker

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
26/02/02
12h30

Received 03/15/2002 02:58 in 07:26 on line [3] for WO FAXPrinted03/15/2002 03:06 * Pg 9/13
MAR.15'2002 10:00 27114413229 SASOL LTD CO SEC SERVICES #3993 P.009

Receipt of Share Sale Schedule
Date: 15/3/2002
Time: 13:10
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
1 MARCH 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
00027565	BOSMAN, JOHANNA	PO BOX 2863, GEORGE, 6530	3000	40.40	121200.00	303.00	28-Feb-00
TOTAL - R40.40			3000		121200.00	303.00	
7815	SCHALKWYK, PHILLIPPUS JOHANNES	PO BOX 66478, HIGHVELD, 0169	1900	57.00	108300.00	270.75	25-Nov-96
TOTAL - R57.00			1900		108300.00	270.75	
7815	SCHALKWYK, PHILLIPPUS JOHANNES	PO BOX 66478, HIGHVELD, 0169	600	57.50	34500.00	86.25	24-Nov-97
TOTAL - R57.50			600		34500.00	86.25	
GRAND TOTAL			5500		264000.00	660.00	

APPROVED BY SHARE TRUST ADMINISTRATOR: ____________

MAR.15'2002 10:00 27114413229 SASOL LTD CO SEC SERVICES #3993 P.010
Received 03/15/2002 02:58 in 07:26 on line [3] for WO_FAXPrinted03/15/2002 03:06 * Pg 10/13

7-3-02
14:00

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
7 MARCH 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
00246264	ROYLE, BRUCE RODNEY E VIKING NGUBANE	PO BOX 12766, KATHLEHONG, 1432	2800	38.05	106540.00	266.35	20-Apr-00
TOTAL - R38.05			2800		106540.00	266.35	
00246264	ROYLE, BRUCE RODNEY E VIKING NGUBANE	PO BOX 12766, KATHLEHONG, 1432	1700	40.40	68680.00	171.70	28-Feb-00
TOTAL - R40.40			1700		68680.00	171.70	
GRAND TOTAL			4500		175220.00	438.05	

APPROVED BY SHARE TRUST ADMINISTRATOR: ____________________

This is a retired employee

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
10/03/02.
09h00

Date: 13/3/2002
Time: 15:15
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
12 MARCH 2002

ELECTRONIC ISSUE OF SHARES

CIN	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
2724	BRINK, CAREL AARON	PO BOX 1547,STRUBENSVALLEY, 1735	4200	40.40	169680.00	424.20	28-Feb-00
6296	VERMEULEN, EDWARD WILLIAMS	PO BOX 1214, SASOLBURG, 1947	700	40.40	28280.00	70.70	28-Feb-00
TOTAL - R40.40			4900		197960.00	494.90	
U104	MARAIS, DANIEL JACOBUS	PO BOX 2196, PARKLANDS, 2121	700	42.30	29610.00	74.05	29-Oct-99
B928	HOLL, GERHARDUS LOURENS	PO BOX 324, SECUNDA, 2302	1600	42.30	67680.00	169.20	29-Oct-99
TOTAL - R42.30			2300		97290.00	243.25	
A952	ROBINSON, ROBERT	PO BOX 6293, ANSFRERE, 1711	5500	57.50	316250.00	790.65	24-Nov-97
TOTAL - R57.50			5500		316250.00	790.65	
GRAND TOTAL			12700		611500.00	1528.80	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

Received 03/15/2002 02:58 in 07:26 on line [3] for WO FAXPrinted03/15/2002 03:06 * Pg 11/13
MAR.15'2002 10:01 27114413229 SASOL LTD CO SEC SERVICES #3993 P.011

Received 03/15/2002 02:58 in 07:26 on line [3] for WO_FAXPrinted03/15/2002 03:06 * Pg 12/13
MAR.15'2002 10:02 27114413229 SASOL LTD CO SEC SERVICES #3993 P.012

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
12 MARCH 2002

Date: 13/3/2002
Time: 15:15
Signature: [signature]

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
00082890	FRASER, RK	SASOL POLYMERS	11200	40.40	452480.00	1131.20	28-Feb-00	117.40
00400478	MAAS, B	SASOL POLYMERS	1700	40.40	68680.00	171.70	28-Feb-00	117.60
0263	BAWDEN, NM	SASOL LIMITED	1800	40.40	72720.00	181.80	28-Feb-00	117.20
8231	POTGIETER, JJ	SCI	2000	40.40	80800.00	202.00	28-Feb-00	117.40
00401867	BARRETO, JM	SASOL POLYMERS	1600	40.40	64640.00	161.60	28-Feb-00	117.40
00401159	JANSE VAN RENSBURG, AR	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	117.60
00401084	DE WET, A	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	117.40
00081182	FOSTER, KA	SASOL POLYMERS	2000	40.40	80800.00	202.00	28-Feb-00	117.60
0285	NAUDE, FP	SCI	1800	40.40	72720.00	181.80	28-Feb-00	117.40
00400702	CROUS, PS	SASOL POLYMERS	4300	40.40	173720.00	434.30	28-Feb-00	117.60
00174045	MANUELL, DH	SASOL POLYMERS	6900	40.40	278760.00	698.90	28-Feb-00	118.00
00248679	SALOTTOLO, GEAMF	SASOL POLYMERS	5500	40.40	222200.00	555.50	28-Feb-00	117.00
00040759	CAMERON, AF	SASOL POLYMERS	4800	40.40	193920.00	484.80	28-Feb-00	117.60
00402253	CAMERON, KP	SASOL POLYMERS	4300	40.40	173720.00	434.30	28-Feb-00	117.60
00007199	SWANEPOEL, PAJ	SASOL POLYMERS	4700	40.40	189880.00	474.70	28-Feb-00	117.00
00401259	DE VILLIERS, SJ	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	117.00
00401128	POTGIETER, AH	SASOL POLYMERS	1700	40.40	68680.00	171.70	28-Feb-00	117.00
00303408	VILJOEN, PN	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	117.40
00400704	RALL, AG	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	118.80
00037986	BURKE, BL	SASOL POLYMERS	2600	40.40	105040.00	262.60	28-Feb-00	118.00
00000306	KERR-PETERSON, MA	SASOL POLYMERS	11100	40.40	448440.00	1121.10	28-Feb-00	118.40
00237712	REX, MF	SASOL POLYMERS	1900	40.40	76760.00	191.90	28-Feb-00	118.00
00140617	JORDAN, GA	SASOL POLYMERS	1900	40.40	76760.00	191.90	28-Feb-00	117.40
00102780	GORDON, DS	SASOL POLYMERS	1600	40.40	64640.00	161.60	28-Feb-00	117.40
00153569	KRAUSE, ND	SASOL POLYMERS	1700	40.40	68680.00	171.70	28-Feb-00	117.40
00142000	JOUBERT, L	SASOL POLYMERS	1700	40.40	68680.00	171.70	28-Feb-00	117.40
00234481	RACKHAM, BC	SASOL POLYMERS	1000	40.40	40400.00	101.00	28-Feb-00	117.40
00073384	DU TOIT, CF	SASOL POLYMERS	4200	40.40	169680.00	424.20	28-Feb-00	117.40
30043	ZUIDMEER, P	SASOL SMX	1000	40.40	40400.00	101.00	28-Feb-00	117.40
403803	PHALATSE, JB	SASOL COAL	4400	40.40	177760.00	444.40	28-Feb-00	117.40
404334	VAN TONDER, DJJ	SASOL COAL	1600	40.40	64640.00	161.60	28-Feb-00	117.40
00303077	VISSER, A	SASOL POLYMERS	4500	40.40	181800.00	454.50	28-Feb-00	117.40
00312322	WELLS, GL	SASOL POLYMERS	4800	40.40	193920.00	484.80	28-Feb-00	117.40
00401108	COETZEE, SC	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	117.40
00152628	KOTZE, JE	SASOL POLYMERS	4800	40.40	193920.00	484.80	28-Feb-00	117.40
00038013	BURKE, RA	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	117.40
00194712	MULLER, GF	SASOL POLYMERS	4100	40.40	165640.00	414.10	28-Feb-00	117.40
00020370	BERRIE, JS	SASOL POLYMERS	2000	40.40	80800.00	202.00	28-Feb-00	117.40
00400649	LUTZ, WF	SASOL POLYMERS	9100	40.40	367640.00	919.10	28-Feb-00	117.40
G034	REDDY, V	SSF	3700	40.40	149480.00	373.70	28-Feb-00	117.40
00013854	BARNES, JK	SASOL POLYMERS	11500	40.40	464600.00	1161.50	28-Feb-00	117.40
TOTAL - [illegible]			140900		[illegible]	[illegible]		

A960	NAUDE, JCA	SMX	3700	42.30	156510.00	391.30	29-Oct-99	117.40
U736	VOSLOO, AC	SASTECH, SASOLBURG	1900	42.30	80370.00	200.85	29-Oct-99	117.40
U1005	HEYDENRICH, PR	SASTECH, ROSEBANK	2600	42.30	109980.00	274.95	29-Oct-99	117.20
401904	LAUBSCHER, PO	SASOL COAL	700	42.30	29610.00	74.05	29-Oct-99	117.40
G722	SCORER, GJ	SASTECH, SECUNDA	900	42.30	38070.00	95.20	29-Oct-99	117.40
7001205	WIGGETT, RD	SASOL AGRI	1900	42.30	80370.00	200.65	29-Oct-99	117.40
U148	DE HAAN, R	SASTECH, SASOLBURG	200	42.30	8460.00	21.15	29-Oct-99	117.40
3433	DU PREEZ, JF	SASOL LIMITED	2600	42.30	109980.00	274.95	29-Oct-99	117.40
TOTAL - R42.30			[illegible]		[illegible]	[illegible]		
401186	BOTHA, JF	SASOL COAL	4100	22.15	90815.00	227.05	28-Feb-94	117.80
401246	VAN DER WALT, A	SASOL COAL	3900	22.15	86385.00	216.00	28-Feb-94	117.40
C553	WILKINSON, MD	SSF	4200	22.15	93030.00	232.60	28-Feb-94	117.20
401758	VAN ZYL, PJ	SASOL COAL	4000	22.15	88600.00	221.50	28-Feb-94	118.00
401079	VISSER, JP	SASOL COAL	4100	22.15	90815.00	227.05	28-Feb-94	117.40
TOTAL - R22.15			[illegible]		[illegible]	[illegible]		
U935	BERRY, HJ	SASTECH, ROSEBANK	4800	56.50	271200.00	678.00	18-Jun-97	117.40
TOTAL - R56.50			[illegible]		[illegible]	[illegible]		
850110	BUCK, AE	SASOL OLEFINS	2100	48.80	102480.00	256.20	14-Jan-00	117.40
TOTAL - R48.80			2100		[illegible]	256.20		
950300	VAN WYK, BA	SASOL OIL	3600	44.00	158400.00	396.00	23-Feb-98	117.40
SF0452	WHITEFORD, WR	SASOL FIBRES	2600	44.00	114400.00	286.00	23-Feb-98	117.40
TOTAL - R44.00			[illegible]		[illegible]	[illegible]		
U882	VOSLOO, MM	SASTECH, SASOLBURG	5400	29.75	160650.00	401.65	27-Feb-95	117.00
3433	DU PREEZ, JF	SASOL LIMITED	3400	29.75	101150.00	252.90	27-Feb-95	117.40
TOTAL - R29.75			[illegible]		[illegible]	[illegible]		
401104	OOSTHUIZEN, NJ	SASOL COAL	1300	32.35	42055.00	105.15	26-Feb-96	118.20
401543	ADENDORFF, WD	SASOL COAL	1500	32.35	48525.00	121.35	26-Feb-96	117.40
TOTAL - R32.35			[illegible]		[illegible]	[illegible]		
A960	NAUDE, JCA	SMX	5300	57.50	304750.00	761.80	24-Nov-97	117.40
U148	DE HAAN, R	SASTECH, SASOLBURG	500	57.50	28750.00	71.80	24-Nov-97	117.40
G722	SCORER, GJ	SASTECH, SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	117.40
TOTAL - R57.50			[illegible]		[illegible]	[illegible]		
GRAND TOTAL			212800		6,332,795.00	28,531.18		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature] Balker

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1979/003231/06

RECD S.E.C.
MAY 3 1 2002
1086

Name of company SASOL LIMITED

1. Date of allotment of shares 13 March 2002 - 11 April 2002

2. Authorized capital of company:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary				
1 175 000 000	Total			Total	

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value			
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary				
Total: 7	Total			Total	

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 11 April 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
Johannesburg 2000

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

APR.12.2002 10:55 27114413229 SASOL LTD CO SEC SERVICES #4126 P.002
Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 2/32

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value			
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each share R	Amount of Issued paid-up Capital R
666 280 875	Ordinary	2.59	2695906555.50				
Total: 666 280 875		Total	2695906555.50	Total: 0		Total	

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital R 2 695 906 555,50

Premium account *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital R 2 695 906 555,50

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Stated Capital R	Number of Shares	Class of Shares	Nominal amount of each Share R	Premium on each share R	Total amount of paid-up capital and premium, if any R
284 750	Ordinary	43,3	11739602.50					
Total: 284750		Total	11739602.50	Total: 0			Total	

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value				
Number of Shares	Class of Shares	Issue Price per Share R	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total: 0		Total		Total: 0			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM			

7. Issued Capital on Date of this Return:

No Par Value			
Number of shares	Class of shares	Issue price per share R	Stated capital R
666 280 875	Ordinary	2.59	2695906555.50
284 750	Ordinary	43,30	11739602.50
	Total: 666565625	Total	2707646158.00

Issued Capital at Date of this Return:

Par Value					
Number of Shares	Class of Shares	Nominal Amount of each share R	Premium on each share R	Total Premium Account R	Total amount of paid-up capital excluding premium R
Total: 0			Total		

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital	
Stated capital	R 2 707 646 158.00
Premium account	
Total issued capital	R 2 707 646 158.00

Certified correct.

Date 12/4/2002 Signature

E MARX
ON BEHALF OF COMPANY
SECRETARIAL SERVICES MANAGER.
SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

**Before deduction of interim expenses referred to in paragraph 4 and net expenses with the allotment of theses 284 750 shares.*

DATE	NUMBER OF SHARES ISSUED	ISSUE PRICE	SHARE CAPITAL PLUS COSTS	TOTAL STATED CAPITAL
Balance B/F	15 608 050		2 695 906 555,50	666 280 875,00
13/03/2002	46 800	40,40	1 890 720,00	666 327 675,00
13/03/2002	2 300	42,30	97 290,00	666 329 975,00
13/03/2002	3 400	22,15	75 310,00	666 333 375,00
13/03/2002	1 200	57,50	69 000,00	666 334 575,00
13/03/2002	2 100	48,80	102 480,00	666 336 675,00
13/03/2002	6 900	44,00	303 600,00	666 343 575,00
13/03/2002	400	29,75	11 900,00	666 343 975,00
13/03/2002	500	32,35	16 175,00	666 344 475,00
13/03/2002	4 200	35,75	150 150,00	666 348 675,00
13/03/2002	1 000	45,80	45 800,00	666 349 675,00
14/03/2002	4 700	40,40	189 880,00	666 354 375,00
14/03/2002	27 600	40,40	1 115 040,00	666 381 975,00
14/03/2002	3 500	42,30	148 050,00	666 385 475,00
14/03/2002	2 600	57,50	149 500,00	666 388 075,00
14/03/2002	1 900	56,50	107 350,00	666 389 975,00
14/03/2002	5 000	44,00	220 000,00	666 394 975,00
14/03/2002	250	29,75	7 437,50	666 395 225,00
14/03/2002	5 100	32,35	164 985,00	666 400 325,00
15/03/2002	2 900	29,75	86 275,00	666 403 225,00
15/03/2002	3 100	22,15	68 665,00	666 406 325,00
15/03/2002	700	42,30	29 610,00	666 407 025,00
15/03/2002	4 100	40,00	164 000,00	666 411 125,00
15/03/2002	11 100	40,40	448 440,00	666 422 225,00
15/03/2002	2 300	42,30	97 290,00	666 424 525,00
15/03/2002	3 900	44,00	171 600,00	666 428 425,00
15/03/2002	1 000	45,80	45 800,00	666 429 425,00
15/03/2002	6 100	50,90	310 490,00	666 435 525,00
15/03/2002	1 600	57,50	92 000,00	666 437 125,00
18/03/2002	4 400	40,00	176 000,00	666 441 525,00
18/03/2002	6 800	40,40	274 720,00	666 448 325,00
18/03/2002	3 400	42,30	143 820,00	666 451 725,00
18/03/2002	1 000	45,80	45 800,00	666 452 725,00
18/03/2002	2 300	27,50	63 250,00	666 455 025,00
19/03/2002	700	42,30	29 610,00	666 455 725,00
19/03/2002	900	60,75	54 675,00	666 456 625,00
19/03/2002	1 400	57,50	80 500,00	666 458 025,00
19/03/2002	1 000	40,40	40 400,00	666 459 025,00
19/03/2002	2 600	42,30	109 980,00	666 461 625,00
19/03/2002	2 100	57,50	120 750,00	666 463 725,00
20/03/2002	5 800	40,40	234 320,00	666 469 525,00
20/03/2002	1 600	42,30	67 680,00	666 471 125,00
20/03/2002	2 000	57,50	115 000,00	666 473 125,00
20/03/2002	700	52,75	36 925,00	666 473 825,00
22/03/2002	2 300	42,30	97 290,00	666 476 125,00
22/03/2002	600	57,50	34 500,00	666 476 725,00
22/03/2002	1 000	45,80	45 800,00	666 477 725,00
22/03/2002	600	29,75	17 850,00	666 478 325,00
25/03/2002	10 300	40,40	416 120,00	666 488 625,00
25/03/2002	600	57,50	34 500,00	666 489 225,00
26/03/2002	5 800	40,40	234 320,00	666 495 025,00
26/03/2002	900	42,30	38 070,00	666 495 925,00
26/03/2002	400	57,50	23 000,00	666 496 325,00
26/03/2002	700	42,30	29 610,00	666 497 025,00

APR.12'2002 10:56 27114413229 SASOL LTD CO SEC SERVICES #4126 P.005
Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 5/32

26/03/2002	600	56,50	33 900,00	666 497 625,00
27/03/2002	1 400	40,40	56 560,00	666 499 025,00
27/03/2002	700	42,30	29 610,00	666 499 725,00
27/03/2002	600	57,50	34 500,00	666 500 325,00
28/03/2002	1 900	40,40	76 760,00	666 502 225,00
28/03/2002	4 600	40,40	185 840,00	666 506 825,00
28/03/2002	2 000	45,80	91 600,00	666 508 825,00
02/04/2002	2 000	57,50	115 000,00	666 510 825,00
02/04/2002	900	42,30	38 070,00	666 511 725,00
02/04/2002	1 700	40,40	68 680,00	666 513 425,00
02/04/2002	1 000	45,80	45 800,00	666 514 425,00
03/04/2002	5 300	40,40	214 120,00	666 519 725,00
03/04/2002	4 100	42,30	173 430,00	666 523 825,00
03/04/2002	700	29,75	20 825,00	666 524 525,00
03/04/2002	1 000	45,80	45 800,00	666 525 525,00
03/04/2002	1 200	57,50	69 000,00	666 526 725,00
04/04/2002	600	57,50	34 500,00	666 527 325,00
04/04/2002	700	42,30	29 610,00	666 528 025,00
04/04/2002	14 000	40,40	565 600,00	666 542 025,00
05/04/2002	3 600	29,75	107 100,00	666 545 625,00
05/04/2002	1 800	31,00	55 800,00	666 547 425,00
05/04/2002	1 600	42,30	67 680,00	666 549 025,00
05/04/2002	4 200	40,40	169 680,00	666 553 225,00
08/04/2002	1 500	19,30	28 950,00	666 554 725,00
08/04/2002	1 100	40,40	44 440,00	666 555 825,00
08/04/2002	1 600	42,30	67 680,00	666 557 425,00
08/04/2002	300	46,70	14 010,00	666 557 725,00
08/04/2002	1 200	57,50	69 000,00	666 558 925,00
09/04/2002	4 200	40,40	169 680,00	666 563 125,00
09/04/2002	500	57,50	28 750,00	666 563 625,00
11/04/2002	2 000	22,15	44 300,00	666 565 625,00
Sub Total	**284 750**	**3 637,50**	**11 739 602,50**	
Total	**15 892 800**	**43,30**	**2 707 646 158,00**	**666 565 625,00**

12/4/2002

APR.12'2002 10:56 27114413229 SASOL LTD CO SEC SERVICES #4126 P.006
Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 6/32

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

13 MARCH 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
3298	MACNAMARA SC	INTERNATIONAL	2000	40 40	80800 00	202.00	28-Feb-00	122 40
00401471	MOSTERT, HF	SASOL POLYMERS	3700	40 40	149480 00	373 70	28-Feb-00	122.60
00278909	TEDDER, HA	SASOL POLYMERS	3000	40 40	121200.00	303.00	28-Feb-00	123 00
00325134	WORTHINGTON, LC	SASOL POLYMERS	5300	40 40	214120 00	535 30	28-Feb-00	123/122.60
00234723	RADLEY, SB	SASOL POLYMERS	2000	40 40	80800.00	202.00	28-Feb-00	123.00
00017962	BEHRENS, N	SASOL POLYMERS	3000	40 40	121200 00	303 00	28-Feb-00	122 60
00150984	SELBY K	SASOL POLYMERS	1700	40 40	68680 00	171 70	28-Feb-00	123 00
00261552	SMIT, BG	SASOL POLYMERS	1800	40 40	72720 00	181 80	28-Feb-00	122.60
3497	JAY WM	SASOL POLYMERS	10000	40 40	404000 00	1010 00	28-Feb-00	122 40
00256384	SIEBERHAGEN, DJ	SASOL POLYMERS	1900	40 40	76760 00	191 90	28-Feb-00	122 40
00252023	SCHNETLER, D	SASOL POLYMERS	10400	40 40	420160 00	1050 40	28-Feb-00	123 00
00232587	PULLON, ED	SASOL POLYMERS	2000	40 40	80800 00	202 00	28-Feb-00	122 60
TOTAL - R40.40			46800		1,890,720.00	4,726.80		
G761	LITTLE, JH	SSF	700	42.30	29610 00	74 05	29-Oct-99	120.00
[illegible]	VAN BERGE, PJ	SASTECH SASOLBURG	1600	42 30	67680 00	169 20	29-Oct-99	122.40
TOTAL - R42.30			2300		97,290.00	243.25		
2887	VAN PLETSEN, SM	INTERNATIONAL	3400	22 15	75310 00	188 30	28-Feb-94	123 40
TOTAL - R22.15			3400		75,310.00	188.30		
13013	DENGA Z	SMX	600	57 50	34500 00	86 25	24-Nov-97	122 80
U553	VAN BERGE PJ	SASTECH SASOLBURG	600	57 50	34500 00	86 25	24-Nov-97	122.40
TOTAL - R57.50			1200		69,000.00	172.50		
U1002	FARINA KL	SASTECH ROSEBANK	2100	48.80	102480.00	256 20	14-Jan-00	122 40
TOTAL - R48.80			2100		102,480.00	256.20		
950521	PIENAAR F	SASOL OIL	400	44 00	17600 00	44 00	23-Feb-98	123 00
403404	VERSLUIS, JJ	SASOL OIL	6500	44 00	286000 00	715 00	23-Feb-98	122 80
TOTAL - R44.00			6900		303,600.00	759.00		
B077	NAUTA, CL	SSF	400	29 75	11900 00	29.75	27-Feb-95	122 80
TOTAL - R29.75			400		11,900.00	29.75		
[illegible].25	TERBLANCHE, HF	SASOL OIL	500	32 35	16175 00	40 45	26-Feb-96	123 00
TOTAL - R32.35			500		16,175.00	40.45		
U553	VAN BERGE PJ	SASTECH SASOLBURG	4200	35 75	150150 00	375.40	31-Oct-94	122 40
TOTAL - R35.75			4200		150,150.00	375.40		
950769	BOSCH, L	SASOL OIL	1000	45 80	45800.00	114 50	29-Nov-99	123.40
TOTAL - R45.80			1000		45,800.00	~~665.30~~		
						114.50		
GRAND TOTAL			68800		2,762,425.00	~~7,030.36~~ 6906.06		

APPROVED BY SHARE TRUST ADMINISTRATOR J Baxter

Receipt of Share Sale Schedule
Date: 13/3/02
Time: 14.00
Signature: ....

Receipt of Share Sale Schedule
Date: 14/3/02
Time: 14:17
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
14 MARCH 2002

ELECTRONIC ISSUE OF SHARES

[illegible]	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT [illegible]	OFFER DATE
00149583	KNEE, RICHARD THANE KENNETH	P O Box 775, CRAMERVIEW, 2060	4700	40.40	189880.00	474.70	28-Feb-00
TOTAL R40.40			4700		189880.00	474.70	
GRAND TOTAL			4700		189880.00	474.70	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

~~NOTE : EXECUTIVE DIRECTOR - Please report to JSE~~ [signature]

Receipt of Share Sale Schedule
Date: 14/3/02
Time: 14:17
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

14 MARCH 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	[illegible]	OFFER DATE	SELLING PRICE
00301638	VENTER, MC	SASOL POLYMERS	2000	40.40	80800.00	202.00	28-Feb-00	124.80
00149823	KNOTT, B	SASOL POLYMERS	5200	40.40	210080.00	525.20	28-Feb-00	124.80
00306480	WAINWRIGHT	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	125.80
0037988	BURKE, BL	SASOL POLYMERS	2000	40.40	80800.00	202.00	28-Feb-00	128.00
00302331	VERRAN, RF	SASOL POLYMERS	4300	40.40	173720.00	434.30	28-Feb-00	122.80
103	MCLACHLAN, K	SASOL COAL	8400	40.40	339360.00	848.40	28-Feb-00	125.20
162388	LEWIS, JW	SASOL POLYMERS	1000	40.40	40400.00	101.00	28-Feb-00	125.40
00400460	MULLER, J	SASOL POLYMERS	1900	40.40	78760.00	191.90	28-Feb-00	125.40
00401464	BEZUIDENHOUT, RJ	SASOL POLYMERS	1000	40.40	40400.00	101.00	28-Feb-00	125.40
TOTAL – R40.40			27600	[illegible]	[illegible]	[illegible]	[illegible]	
10084	SPITERI, W	SASOL EXPLOSIVES	700	42.30	29610.00	74.05	29-Oct-99	122.40
U230	HECHTER, JC	SASTECH SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	125.40
U242	MYNHARDT, GTC	SASTECH SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	126.40
C659	AUGOUSTINOS, MT	SASTECH SECUNDA	700	42.30	29610.00	74.05	29-Oct-99	125.40
7781	VOLSCHENK, D	SASTECH SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	125.40
TOTAL - R42.30			[illegible]500	[illegible]	[illegible]	[illegible]	[illegible]	
8875	VAN NIEKERK, AJ	SASOL SOLVENTS	600	57.50	34500.00	88.25	24-Nov-97	124.80
7047	DU PREEZ, DJ	INTERNATIONAL	1400	57.50	80500.00	201.25	24-Nov-97	126.00
10084	SPITERI, W	SASOL EXPLOSIVES	600	57.50	34500.00	88.25	24-Nov-97	122.40
TOTAL - R57.50			2600	[illegible]	[illegible]	[illegible]	[illegible]	
6875	VAN NIEKERK, AJ	SASOL SOLVENTS	1900	56.50	107350.00	268.40	18-Jun-97	124.80
TOTAL - R56.50			[illegible]900	[illegible]	[illegible]	[illegible]	[illegible]	
521	PIENAAR, P	SASOL OIL	500	44.00	22000.00	55.00	23-Feb-98	122.40
0	UYS, DC	SASOL CHEMICAL	2100	44.00	92400.00	231.00	23-Feb-98	122.40
C659	AUGOUSTINOS, MT	SASTECH SECUNDA	2400	44.00	105600.00	264.00	23-Feb-98	125.40
TOTAL - R44.00			[illegible]000	[illegible]	[illegible]	[illegible]	[illegible]	
E332	VENTER, CD	SASTECH SECUNDA	250	29.75	7437.50	18.60	27-Feb-95	122.40
TOTAL - R29.75			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
00000017	ROSTOLL, GJ	NATREF	2600	32.35	84110.00	210.30	26-Feb-96	122.60
950825	TERBLANCHE, HF	SASOL OIL	2500	32.35	80875.00	202.20	26-Feb-96	125.40
TOTAL - R32.35			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
GRAND TOTAL			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature] Barker

Receipt of Share Sale Schedule
Date: 15/3/02
Time: 14:25
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
15 MARCH 2002

ELECTRONIC ISSUE OF SHARES

G/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
A938	VAN ROOYEN, RYNHARDT	P O BOX 576, DERDEPOORT, 0035	2500	29.75	74375.00	185.95	27-Feb-95
1010	MARAIS, ERNST HENDRIK BERNARDUS	P O BOX 2008, SECUNDA, 2302	400	29.75	11900.00	29.75	27-Feb-95
TOTAL R29.75			2900		86275.00	215.70	
0898	LAWRENCE, MARK GEOFFREY	9 GROSFAM AVENUE, SANDHURST EXT 4, 2196	3100	22.15	68665.00	171.70	28-Feb-94
TOTAL R22.15			3100		68665.00	171.70	
1010	MARAIS, ERNST HENDRIK BERNARDUS	P O BOX 2008, SECUNDA, 2302	700	42.30	29610.00	74.05	29-Oct-99
[illegible]			700		29610.00	74.05	
[illegible]			6700		184550.00	461.45	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

[signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
19/03/02
12h m

Receipt of Share Sale Schedule
Date: 15/3/02
Time: 14:25
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

15 MARCH 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	
3239	MASEKO, ANDILE AARON	SCI	4100	40.00	164000 00	410.00	16-Mar-00	128 60/128
TOTAL - R40.40			4100		164,000.00	410.00		
7747	DU TOIT, MICHIEL JACOBUS	SCI	2800	40 40	113120 00	282 80	28-Feb-00	128 60
265369	SNYMAN, JAN HENDRIK	SASOL POLYMERS	1000	40 40	40400 00	101.00	28-Feb-00	128 60
00400977	BOWKER, ROBERT WILLIAM	SASOL POLYMERS	5300	40 40	214120 00	535 30	28-Feb-00	128 00
00162388	LEWIS, JONATHAN	SASOL POLYMERS	2000	40 40	80800 00	202 00	28-Feb-00	128 00
TOTAL - R40.40			11100		448,440.00	1,121.10		
13013	DENGA, ZAMILE	SMX	700	42 30	29610 00	74 05	29-Oct-99	128 60
E313	EYBERS, FRANCOIS JOHANNES	SASTECH, SECUNDA	900	42 30	38070 00	95 20	29-Oct-99	128 60
6993	SEPTEMBER, EVERTON GRANVILLE	SASOL SOLVENTS	700	42 30	29610 00	74 05	29-Oct-99	127 60
TOTAL - R42.30			2300		97,290.00	243.30		
6993	SEPTEMBER, EVERTON GRANVILLE	SASOL SOLVENTS	2400	44 00	105600 00	264 00	23-Feb-98	127 60
950521	PIENAAR, FANIE	SASOL OIL	1000	44 00	44000 00	110 00	23-Feb-98	128 20
950521	PIENAAR, FANIE	SASOL OIL	500	44 00	22000 00	55 00	23-Feb-98	128 60
TOTAL - R44.00			3900		171,600.00	429.00		
950769	BOSCH, LOUIS	SASOL OIL	1000	45 80	45800 00	114 50	29-Nov-99	128 60
TOTAL - R45.80			1000		45,800.00	114.50		
A974	VAN BUREN-SCHELE, FREDERIK JOHAN	SASOL LIMITED - EXE	6100	50 90	310490 00	776 25	10-Dec-99	128 60
TOTAL - R50.90			6100		310,490.00	776.25		
E313	EYBERS, FRANCOIS JOHANNES	SASTECH, SECUNDA	600	57 50	34500 00	86 25	24-Nov-97	129 00
401427	UYS, WILCO	SASOL COAL	1000	57.50	57500 00	143.75	24-Nov-97	128 00
TOTAL - R57.50			1600		92,000.00	230.00		
GRAND TOTAL			30100		1,329,620.00	3,324.15		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuri
Company Secr
Services Man
SASOL LIMI

13/03/02
[signature]

Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 11/32
APR.12'2002 10:59 27114413229 SASOL LTD CO SEC SERVICES #4126 P.011

Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 12/32
APR.12'2002 10:59 27114413229 SASOL LTD CO SEC SERVICES #4126 P.012

Receipt of Share Sale
Schedule
Date: 18/3/2002
Time: 13:20
Signature: [signature]

ADDENDUM

SASOL SHARE INCENTIVE SCHEME

18 MARCH 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
402087	SPARROW, JOHN CHARLES HENRY KNOX	SASOL MINING	4400	40.00	176000.00	440.00	15-Mar-[illegible]	131.40
TOTAL - R40.40			4400		176,000.00	440.00		
0006132	DE BOER, WARMOLT	SASOL POLYMERS	600	40.40	24240.00	60.60	28-Feb-00	129.00
00250019	SAYER, RONNIE	SASOL POLYMERS	2200	40.40	88880.00	222.20	28-Feb-00	131.20
00008715	STREICHER, SIMON JACOBUS	SASOL POLYMERS	1800	40.40	72720.00	181.60	28-Feb-00	133.00
404334	VAN TONDER, DEAN JJ	SASOL MINING	2200	40.40	88880.00	222.20	28-Feb-00	129.00
TOTAL - R40.40			6800		274,720.00	686.80		
401808	JORDAAN, JEAN PIERRE	SASOL MINING	900	42.30	38070.00	95.20	29-Oct-99	131.20
0247	VAN WYK, LOURENS, ANDRIES, STEPHANUS	CARBO TAR	900	42.30	38070.00	95.20	29-Oct-99	133.00
00000137	KITCHING, DESMOND WILLIAM	NATREF	1600	42.30	67680.00	169.20	29-Oct-99	131.20
TOTAL - R42.30			3400		143,820.00	359.60		
350769	BOSCH, LOUIS	SASOL OIL	1000	45.80	45800.00	114.50	29-Nov-99	131.20
TOTAL - R45.80			1000		45,800.00	114.50		
E448	KELFKENS, RENUS C	SASTECH SECUNDA	2300	27.50	63250.00	158.15	27-Nov-86	131.20
TOTAL [illegible]			2300		[illegible]	[illegible]		
[illegible]			[illegible]		[illegible]	[illegible]		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secre
Services Man
SASOL LIMIT

[signature]
19/3/02
13h30

Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 13/32
APR.12'2002 10:59 27114413229 SASOL LTD CO SEC SERVICES #4126 P.013

Receipt of Share Sale
Schedule
Date: 19 March 2002
Time: 14.00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
19 MARCH 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
9861	LOUW, JACOBUS ADRIAAN	P O BOX 61710, VAALPARK, 9573	700	42.30	29610.00	74.05	29-Oct-99
TOTAL - R42.30			700		29610.00	74.05	
1931	DU PREEZ, IGNATIUS CORNELIUS	P O BOX 4684, SECUNDA, 2302	900	60.75	54675.00	136.70	25-Aug-97
TOTAL - R60.75			900		54675.00	136.70	
1931	DU PREEZ, IGNATIUS CORNELIUS	P O BOX 4684, SECUNDA, 2302	1400	57.50	80500.00	201.25	24-Nov-97
TOTAL - R57.50			1400		80500.00	201.25	
GRAND TOTAL			3000		164785.00	412.00	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
22/03/02
12h30.

Receipt of Share Sale Schedule
Date: 19 March 2002
Time: 14:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

19 MARCH 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
00234431	RACKHAM, BRUCE CHARLWOOD	SASOL POLYMERS	1000	40 40	40400.00	101.00	28-Feb-00	132 00
TOTAL R40.40			1000		40,400.00	101.00		
A986	BOTHA, JACOBUS JOHANNES	SASOL OIL	2600	42.30	109980.00	274.95	29-Oct-99	131 00
TOTAL R42.30			2600		109,980.00	274.95		
9188	MCGEE, PATRICK AIDAN EDWARD	SCI	900	57 50	51750 00	129 40	24-Nov-97	131 60
9188	MCGEE, PATRICK AIDAN EDWARD	SASOL SOLVENTS	1200	57 50	69000 00	172 50	24-Nov-97	131 60
TOTAL R57.50			2100		120,750.00	301.90		
GRAND TOTAL			5700		271,130.00	677.85		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature] Baker.

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
22/03/02
12h40.

Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 15/32
APR.12'2002 11:00 27114413229 SASOL LTD CO SEC SERVICES #4126 P.015

Receipt of Share Sale Schedule
Date: 20/3/02
Time: 13:13
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

20 MARCH 2002

TRADING OF SHARES

CN	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
3296	LOUW, DEON	INTERNATIONAL	2000	40.40	80800.00	202.00	28-Feb-00	124 40
00066730	DE VILLIERS, MARTHINUS P	SASOL POLYMERS	2000	40 40	80800.00	202.00	28-Feb-00	124 00
00017962	BEHRENS, NORBERT	SASOL POLYMERS	1800	40.40	72720.00	181.80	28-Feb-00	123 00
TOTAL R40.40			5800		234,320.00	585.80		
U430	NKOSI, BONGANI SIMON	SASTECH SASOLBURG	700	42 30	29610.00	74.05	29-Oct-99	123 00
3030	VAN WYK, JOHANNES STEFANUS	CARBO TAR	900	42 30	38070.00	95.20	29-Oct-99	124 40
TOTAL R42.30			1600		67,680.00	169.25		
E815	ROUX, PETRUS JOHANNES DUTOIT	SASTECH SECUNDA	600	57 50	34500 00	86.25	24-Nov-97	124 00
A588	RENDER, CHRISTINE LOUISE	SASOL LIMITED (EXE)	1400	57 50	80500.00	201.25	24-Nov-97	124.20
TOTAL [illegible]			2000		115,000.00	287.50		
A988	RENDER, CHRISTINE LOUISE	SASOL LIMITED (EXE)	700	52.75	36925.00	92.35	24-Feb-97	124 20
TOTAL [illegible]			700		36,925.00	92.35		
GRAND TOTAL			10100		453,925.00	1,134.90		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature] Botker

C Mutzurls
Company Secretarial
Services Manager
SASOL LIMITED
22/03/02
12h45

Receipt of Share Sale Schedule
Date: 22/3/02
Time: 11:53
Signature: [signature]

ADDENDUM

SASOL SHARE INCENTIVE SCHEME

22 MARCH 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
1208	SCHNELL, MARK ANDREW	INTERNATIONAL	900	42 30	38070 00	95 20	29-Oct-99	125 20
7001065	KRIEL, ANDRE LOUIS	SASOL AGRI	700	42 30	29610 00	74 05	29-Oct-99	126 80
ER15	DE BRUYN, CORNELIUS JOHANNES	SASTECH SECUNDA	700	42 30	29610.00	74 05	29-Oct-99	125 20
TOTAL - R42.30			2300		97,290.00	243.30		
ER15	DE BRUYN, CORNELIUS JOHANNES	SASTECH SECUNDA	600	57 50	34500 00	86.25	24-Nov-97	125 20
TOTAL - R57.50			600		34,500.00	86.25		
950769	BOSCH, LOUIS	SASOL OIL	1000	45 80	45800 00	114 50	29-Nov-99	126.80
TOTAL - R45.80			1000		45,800.00	114.50		
1208	SCHNELL, MARK ANDREW	INTERNATIONAL	300	29 75	8925.00	22.35	27-Feb-85	125.20
1208	SCHNELL, MARK ANDREW	INTERNATIONAL	300	29 75	8925.00	22 35	27-Feb-85	125.20
TOTAL - R29.75			600		17,850.00	44.70		
GRAND TOTAL			4500		195,440.00	488.75		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
25/03/02
07h30.

Receipt of Share Sale Schedule
Date: 25/3/02
Time: 14:25
Signature: [signature]

ADDENDUM

SASOL SHARE INCENTIVE SCHEME

25 MARCH 2002

TRADING OF SHARES

[illegible]	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
0911	LAKE, DEREK WALTER	SASOL LIMITED	10300	40.40	416120.00	1040.30	28-Feb-00	124.80/125.20
TOTAL [illegible]			10300		416,120.00	1,040.30		
0931	YOUNG, DESMOND AUSTIN	SASTECH SASOLBURG	600	57.50	34500.00	86.25	24-Nov-97	125.20
TOTAL [illegible]			600		34,500.00	86.25		
GRAND TOTAL			10900		450,620.00	1,126.55		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
26/03/02
16h50.

Received 04/12/2002 04:56 in 14:18 on line [0] for WO_FAXPrinted04/12/2002 05:11 * Pg 17/32
APR.12'2002 11:01 27114413229 SASOL LTD CO SEC SERVICES #4126 P.017

Received 04/12/2002 04:56 in 14:18 on line [0] for WO_FAXPrinted04/12/2002 05:11 * Pg 18/32
APR.12'2002 11:01 27114413229 SASOL LTD CO SEC SERVICES #4126 P.018

Receipt of Share Sale Schedule
Date: 26/03/02
Time: 14:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
26 MARCH 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
00027565	BOSMAN, JOHANNA	P O BOX 2863, GEORGE, 6530	5800	40.40	234320.00	585.80	28-Feb-00
TOTAL R40.40			5800		234320.00	585.80	
F032	SADLER, DENZIL ERNST	3 TAMARISK AVENUE, DOWERGLEN, EXT 3, EDENVALE	900	42.30	38070.00	95.20	29-Oct-99
TOTAL R42.30			900		38070.00	95.20	
GRAND TOTAL			6700		272390.00	681.00	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
27/03/02
16h00

Receipt of Share Sale Schedule	
Date:	26/03/02
Time:	14:30
Signature:	[signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

26 MARCH 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
9587	VAN NIEKERK, FREDERICK ERNST	SCI - INFRACHEM	400	57.50	23000.00	57.50	24-Nov-97	124.40
TOTAL - R57.50			400		23,000.00	57.50		
U888	DANCUART KOHLER, LUIS PABLO	SASTECH SASOLBURG	700	42.30	29610.00	74.05	29-Oct-99	124.60
TOTAL - R42.30			700		29,610.00	74.05		
U886	DANCUART KOHLER, LUIS PABLO	SASTECH SASOLBURG	600	56.50	33900.00	84.75	18-Jun-97	124.60
TOTAL - R56.50			600		33,900.00	84.75		
GRAND TOTAL			1700		86,510.00	216.30		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
28/03/02
08h00

Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 19/32
APR.12'2002 11:02 27114413229 SASOL LTD CO SEC SERVICES #4126 P.019

Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 20/32
APR.12'2002 11:02 27114413229 SASOL LTD CO SEC SERVICES #4126 P.020

Receipt of Share Sale Schedule
Date: 27/3/02
Time: 13:00
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

27 MARCH 2002

TRADING OF SHARES

CN	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
00182388	LEWIS, JONATHAN WILLIAM	SASOL POLYMERS	1400	40.40	56560.00	141.40	28-Feb-00	124.00
TOTAL R40.40			1400		56,560.00	141.40		
B988	MULLER, HENDRIK PETRUS	SASOL SYNFUELS	700	42.30	29610.00	74.05	29-Oct-99	125.20
TOTAL R42.30			700		29,610.00	74.05		
U886	DANCUART KOHLER, LUIS PABLO	SASTECH SASOLBURG	600	57.50	34500.00	88.25	24-Nov-97	125.00
TOTAL R57.50			600		34,500.00	88.25		
GRAND TOTAL			2700		R120,670.00	R301.70		

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
25/03/02.
08h30

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APR.12'2002 11:03 27114413229 SASOL LTD CO SEC SERVICES #4126 P.021

Receipt of Share Sale Schedule
Date: 28/3/02
Time: 12:48
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
28 MARCH 2002

ELECTRONIC ISSUE OF SHARES

UN	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
U1196	LE ROUX, DAWID STEPHANUS JOHANNES	P O BOX 3137, VAN DERBIJL PARK, 1900	1900	40.40	76760.00	191.90	28-Feb-00
TOTAL R40.40			1900		76760.00	191.90	
GRAND TOTAL			1900		76760.00	191.90	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

Receipt of Share Sale
Schedule
Date: 28/3/02
Time: 12:48
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

28 MARCH 2002

TRADING OF SHARES

CN	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
0978	MACDOUGAL, LESLIE	SASOL LIMITED	4600	40.40	185840.00	484.60	28-Feb-00	120.60/125.20
TOTAL R40.40			4600		185,840.00	484.60		
950769	BOSCH, LOUIS	SASOL OIL	2000	45.80	91600.00	228.00	29-Nov-99	125.00
TOTAL R45.80			2000		91,600.00	228.00		
GRAND TOTAL			5600		277,440.00	693.60		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

[signature]
02/04/02

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED

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APR.12'2002 11:03 27114413229 SASOL LTD CO SEC SERVICES #4126 P.022

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APR.12'2002 11:04 27114413229 SASOL LTD CO SEC SERVICES #4126 P.023

Receipt of Share Sale Schedule
Date: 2/4/02
Time: 14:26
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
02 APRIL 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
401349	RUIGTEFONTEIN FAMILIE TRUST RAINSFORD, FRANCIS WILLIAM	P O BOX 757, DELMAS, 2210	2000	57.50	115000.00	287.50	24-Nov-97
TOTAL - R57.50			2000		115000.00	287.50	
401349	RUIGTEFONTEIN FAMILIE TRUST RAINSFORD, FRANCIS WILLIAM	P O BOX 757, DELMAS, 2210	900	42.30	38070.00	95.20	29-Oct-99
TOTAL - R42.30			900		38070.00	95.20	
GRAND TOTAL			2900		153070.00	382.70	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

Receipt of Share Sale Schedule
Date: 2/4/02
Time: 14:26
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

02 APRIL 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
00247262	RUTHERFORD, PHILLIP EDGAR	SASOL POLYMERS	1700	40.40	68680.00	171.70	28-Feb-00	129.00
TOTAL R40.40			1700		68,680.00	171.70		
950769	BOSCH, LOUIS	SASOL OIL	1000	45.80	45800.00	114.50	29-Nov-99	129.00
TOTAL R45.80			1000		45,800.00	114.50		
GRAND TOTAL			2700		114,480.00	286.20		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

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APR.12'2002 11:05 27114413229 SASOL LTD CO SEC SERVICES #4126 P.025

Receipt of Share Sale Schedule
Date: 3/4/2002
Time: 16:00
Signature:

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

3 APRIL 2002

TRADING OF SHARES

[illegible]	[illegible]	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
00049072	CLOAKE, MICHAEL LESLIE	SASOL POLYMERS	600	40.40	24240.00	60.60	28-Feb-00	133.00
00178820	MCARTHUR, CRAIG	SASOL POLYMERS	4700	40.40	189880.00	474.70	28-Feb-00	133.10
TOTAL R40.40			5300		214,120.00	535.30		
7850	ALEXANDER, CHARLES WILLIAM	INTERNATIONAL	1600	42.30	67680.00	169.20	29-Oct-99	133.00
U948	FENTON, TIMOTHY PETER	INTERNATIONAL	1600	42.30	67680.00	169.20	29-Oct-99	133.40
1908	SMIT, STEVEN GEORGE	SASOL LIMITED	900	42.30	38070.00	95.20	29-Oct-99	133.40
TOTAL R42.30			4100		173,430.00	433.60		
1908	SMIT, STEVEN GEORGE	SASOL LIMITED	700	29.75	20825.00	52.10	27-Feb-95	133.40
TOTAL R29.75			700		20,825.00	52.10		
950789	BOSCH, LOUIS	SASOL OIL	1000	45.80	45800.00	114.50	29-Nov-99	133.40
TOTAL R45.80			1000		45,800.00	114.50		
U949	FENTON, TIMOTHY PETER	INTERNATIONAL	1200	57.50	69000.00	172.50	24-Nov-97	133.40
TOTAL R57.50			1200		69,000.00	172.50		
GRAND TOTAL			12300		523,175.00	1,308.00		

APPROVED BY SHARE TRUST ADMINISTRATOR: ______

Receipt of Share Sale
Schedule
Date: 4/4/02
Time: 12:25
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
04 APRIL 2002

ELECTRONIC ISSUE OF SHARES

U/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE
9544	WOOD, RODNEY GRANT	P O BOX 187, IRENE, 0062	600	57.50	34500.00	86.25	24-Nov-97
TOTAL [illegible]			600		34500.00	86.25	
GRAND TOTAL			600		34500.00	86.25	

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature]
05/04/02
14h00.

Receipt of Share Sale Schedule
Date: 4/4/02
Time: 14:13
Signature: [signature]

ADDENDUM

SASOL SHARE INCENTIVE SCHEME

04 APRIL 2002

TRADING OF SHARES

[illegible]	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
1548	SMITH, WESLEY EUGENE	SASOL LIMITED	700	42.30	29610.00	74.05	29-Oct-99	130.00
TOTAL - R42.30			700		29,610.00	74.05		
000221705	PARRY, HOWARD MICHAEL ARTHUR	SASOL POLYMERS	9400	40.40	379760.00	949.40	28-Feb-00	130.00
00400392	RICHARDS, JAMES FREDERICK	SASOL POLYMERS	4600	40.40	185840.00	464.60	28-Feb-00	130.00
TOTAL - R40.40			14000		565,600.00	1,414.00		
GRAND TOTAL			14700		R 595,210.00	1,488.05		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

[signature]
14h00
05/04/02

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APR.12'2002 11:06 27114413229 SASOL LTD CO SEC SERVICES #4126 P.027

Receipt of Share Sale
Schedule
Date: 5/4/02
Time: 14:24
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME
5 APRIL 2002

ELECTRONIC ISSUE OF SHARES

C/N	NAME	Postal Address	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE
E448	KELFKENS, RENUS CONSTANTYN	P O BOX 2663, SECUNDA, 2302	1600	29.75	47600.00	119.00	27-Feb-95
A956	HAVENSTEIN, RALPH	P O BOX 21099, HELDERKRUIN, 1733	2000	29.75	59500.00	148.75	27-Feb-95
TOTAL R29.75			3600		107100.00	267.75	
A956	HAVENSTEIN, RALPH	P O BOX 21099, HELDERKRUIN, 1733	1800	31.00	55800.00	139.50	4-Sep-95
TOTAL R31.00			1800		55800.00	139.50	
GE59	KIRSTEN, JOHAN FREDERICK	P O BOX 318, SECUNDA, 2302	900	42.30	38070.00	95.20	29-Oct-99
E301	BESTBIER, HENDRIK JOHANNES	P O BOX 4858, SECUNDA, 2302	700	42.30	29610.00	74.05	29-Oct-99
[illegible]			1600		67680.00	[illegible]	
[illegible]			7000		230580.00	576.50	

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

[signature]
C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK

07h45
05/04/02

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APR.12'2002 11:06 27114413229 SASOL LTD CO SEC SERVICES #4126 P.028

Receipt of Share Sale Schedule
Date: 5/4/02
Time: 14.24
Signature:

ADDENDUM

SASOL SHARE INCENTIVE SCHEME

05 APRIL 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOT-MENT DUTY	OFFER DATE	SELLING PRICE
00401136	HAYCOCK, JOHANNES GERHARDUS HENDRIK	SASOL POLYMERS	4200	40.40	169680.00	424.20	28-Feb-00	130.00
TOTAL - R40.40			4200		169,680.00	424.20		
GRAND TOTAL			4200		169,680.00	424.20		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
07h50
08/04/02

Received 04/12/2002 04:56 in 14:18 on line [0] for WO FAXPrinted04/12/2002 05:11 * Pg 30/32
APR.12'2002 11:07 27114413229 SASOL LTD CO SEC SERVICES #4126 P.030

Receipt of Share Sale Schedule
Date: 08/04/2002
Time: 14.10
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

8 APRIL 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
GE12	THIRION, CORNELIUS	SASTECH SECUNDA	1500	19.30	28950.00	72.40	29-Nov-93	135.00
TOTAL - R19.30			1500		28,950.00	72.40		
0911	LAKE, DEREK WALTER	SASOL LIMITED	1100	40.40	44440.00	111.10	28-Feb-00	128.40
TOTAL - R40.40			1100		44,440.00	111.10		
850208 U957	SCHOEMAN, STEPHANUS JOHANNES GALLOP, JENNIFER LYNNE	SASOL OLEFINS & SURFACTONS SASTECH ROSEBANK	700 900	42.30 42.30	29610.00 38070.00	74.05 95.20	29-Oct-99 29-Oct-99	135.00 134.00
TOTAL - R42.30			1600		67,680.00	169.25		
9875	HUMAN, DANIEL BENJAMIN VERWOERD	SCI MERISOL (SECOND)	300	46.70	14010.00	35.05	24-Jun-96	134.60
TOTAL - [illegible]			300		14,010.00	35.05		
U956	SWART, JOSIAS SERVAAS DE KOCK	SASTECH SECUNDA	1200	57.50	69000.00	172.50	24-Nov-97	128.40
[illegible]			[illegible]		[illegible]	[illegible]		
GRAND TOTAL			5700		224,080.00	560.30		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

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APR.12'2002 11:08 27114413229 SASOL LTD CO SEC SERVICES #4126 P.031

Receipt of Share Sale
Schedule
Date: 09/04/2002
Time: 14.15
Signature: Woolacott

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

9 APRIL 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
00129924	HUNDERMARK, WE	SASOL POLYMERS	4200	40.40	169680.00	424.20	28-Feb-00	130.60
TOTAL: R40.40	[illegible]		4200		169,680.00	424.20		
1600	ELSTOB, PCB	SASOL LIMITED	500	57.50	28750.00	71.90	24-Nov-97	130.40
TOTAL: R57.50			500		28,750.00	71.90		
GRAND TOTAL			4700		198,430.00	496.10		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

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APR.12'2002 11:08 27114413229 SASOL LTD CO SEC SERVICES #4126 P.032

Receipt of Share Sale Schedule
Date: 11 April 2002
Time: 12:38
Signature: [signature]

ADDENDUM
SASOL SHARE INCENTIVE SCHEME

11 APRIL 2002

TRADING OF SHARES

C/N	NAME	COMPANY	NUMBER OF SHARES	OFFER PRICE PER SHARE	TOTAL PURCHASE PRICE	ALLOTMENT DUTY	OFFER DATE	SELLING PRICE
U543	DU TOIT, PIETER	SASTECH ROSEBANK	2000	22.15	44300.00	110.75	28-Feb-94	128.40
TOTAL R22.15			2000		44,300.00	110.75		
GRAND TOTALS			2000		44,300.00	110.75		

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

sasol
reaching new frontiers

unaudited interim profit statement and declaration of dividend

a global enterprise driven by talent

- *Sales up 64% to R27,9 billion (USD up 29% to USD 3,0 billion)*
- *Operating profit up 47% to R7,0 billion (USD up 15% to USD 0,8 billion)*
- *Attributable earnings up 47% to R4,6 billion (USD up 15% to USD 0,5 billion)*
- *Attributable earnings per share up 50% to 748 cents (USD up 16% to 80 US cents)*

number 45 for the half-year ended 31 december 2001

and technology

- Interim dividend declared up 43% to 200 cents per share
- Capital projects approved of R13,2 billion (R12,2 billion committed to Southern Africa)
- Sasol Chemie (previously Condea) contributing strongly and earnings positive
- Productivity improvements and efficiency gains boost earnings

The unaudited half-year results presented cover the six months periods ended 31 December 2001 and 25 December 2000 respectively. The audited June 2001 results cover the year ended 25 June 2001.
(1 billion = 1 000 million)

overview

The financial year commenced with global economies heading for recession and prices and demand for petrochemicals rapidly weakening.
The events of 11 September 2001 exacerbated these conditions. Oil prices and refinery margins were subsequently adversely affected.
Within this poor trading environment, the Group continued to focus on its primary growth drivers and operating priorities and reaped the reward. For the six months ended 31 December 2001, the directors are pleased to announce an increase in attributable earnings of 475% to R4,6 billion and attributable earnings per share of 50% from 500 cents to 748 cents.
Sales increased by 64% from R17,0 billion to R27,9 billion. Most of this increase was contributed by Sasol Chemie, which was acquired on 28 February 2001. It is noteworthy that 57% of total sales (R15,9 billion) was from exports and the Group's overseas operations. This exceeds the strategic target of 50% (by 2005), which was set four years ago. Furthermore, sales per employee expressed in US dollars increased by nearly 10%.
The renewal and productivity improvement programmes throughout the Group continued to focus also on efficient, reliable and sustainable plant operations. The ongoing success of these programmes again positively contributed to Group performance and earnings enhancement.
The increase in operating profit of R2 261 million (47%), from R4 786 million to R7 047 million, was achieved despite a reduction in average oil prices of nearly 20% (dated Brent from USD30,46 to USD24,71), and international commodity chemical prices being approximately 25% lower in dollars. The 30% weakening in the Rand/Dollar exchange rate, from an average of R7,17 to R9,29, more than offset the impact of these lower prices.
While the decline in the value of the Rand, notably towards the end of 2001, positively impacted on revenues, it is noteworthy that US dollar attributable earnings per share increased by 16% to 80 US cents. This pleasing performance should be seen in the context of many leading international fuel and petrochemical companies showing a decline in earnings during the comparable period.
This commendable result was achieved as a result of consistent delivery by all major businesses, each of which performed most satisfactorily during the period under review. Of particular significance were the results of Sasol Chemie, which exceeded expectations in depressed European and American markets, and Sasol Mining which achieved exceptional results.
Major capital expenditure on projects approved during the period under review included the Natural Gas project and an acrylic acid and acrylates project. The former will bring natural gas from Mozambican fields at Pande and Temane to the industrial heart of South Africa and should, in time, spawn further projects that will significantly contribute to economic development in Southern Africa. Capital expenditure committed on all projects amounted to R13,5 billion, of which R12,2 billion is committed to projects in Southern Africa.
Group gearing (net of cash) at 31 December 2001 was 30%, which is within the strategic target of 30 to 40 %. This adjusts to 17% if the share repurchase programme, at the average price at which the shares were purchased, is excluded.
Funding requirements during the half-year were met primarily from Group cash funds and normal short-term banking facilities, supplemented by the following debt arrangements at 31 December 2001:

in south africa:

- R2 billion domestic medium-term note programme, of which R900 million was utilised.
- R4 billion commercial paper programme, which has not yet been utilised.

internationally:

- USD 400 million syndicated revolving credit facility, of which USD 80 million was utilised.
- Euro 470 million and USD 165 million syndicated, multi-currency term loan and revolving credit facility specifically arranged for Sasol Chemie. Euro 304 million and USD 157 million respectively were utilised. Payment for Sasol Chemie was made on 28 February 2001.



sales
(R billion)
operating profit
(R billion)
attributable earnings
(R billion)
attributable earnings per share and dividend per share
(cents)
earnings per share
interim dividend
net asset value per share
(cents)
value added per employee
(R'000)
97
98
99
00
01



sales – geographic
december 2000
(R million)
december 2001
rest of world
north america
rest of europe
rest of africa
south africa



sales – main business units
december 2000
(R million)
december 2001
chemicals
oil
mining
synfuels

divisional contribution to operating profit

year 2001 USDm	% increase/ (decrease)	half-year 2000 USDm	half-year 2001 USDm		half-year 2001 Rm	half-year 2000 Rm	% increase/ (decrease)	year 2001 Rm
75	97	35	69	Sasol Mining	641	254	152	577
1 029	(20)	496	397	Sasol Synfuels	3 688	3 607	2	7 871
171	(12)	104	92	Sasol Oil	852	760	12	1 309
287	40	143	200	Sasol Chemical Industries	1 861	1 046	78	2 199
82	(40)	40	24	Sasol Polymers	227	292	(22)	626
61	79	29	52	Sasol Solvents	486	211	130	466
41	(14)	22	19	Sasol Olefins and Surfactants	173	161	7	313
29	32	19	25	Nitrogen businesses	233	138	69	218
26	—	—	47	Sasol Chemie	435	—	—	204
48	—	33	33	Other chemicals	307	244	26	372
(26)	31	(16)	(11)	Other	(103)	(120)	14	(198)
1 536	(2)	762	747		6 939	5 547	25	11 758
(133)		(104)	—	Capital items	—	(757)		(1 029)
6		(1)	11	Goodwill	108	(4)		44
1 409	15	657	758	Total	7 047	4 786	47	10 773

sasol mining

The transformation of Sasol Mining into a high performing business continues. Operating profit increased by 152% to R641 million. This outstanding achievement was the result of increased coal prices and substantially improved productivity at all the mines.
Cash mining costs increased by only 1% and productivity at the continuous mining sections improved by 9%. Further improvements in productivity are expected during the second half of the financial year. Targeted rates of return will comfortably be exceeded, which is testimony to the superb work undertaken in this business since the renewal initiative was launched four years ago.
Sasol Mining was honoured by being shortlisted as one of five finalists for the prestigious Financial Times Global Coal Company of the Year Award in New York in December 2001.

sasol synfuels

Notwithstanding lower oil prices and higher coal input costs, operating profit from synthetic fuels increased by 2% to R3 688 million. Excluding the impact of higher coal costs, product cost per ton increased by 4% which is well within the South African Production Price Index (PPI) movement of 8% during the six months under review.
Good progress was made in terms of improving overall productivity and efficiencies through better production yields and conversion rates. Labour productivity in terms of tons produced per employee also increased.
Production volumes were 5% higher, mainly as a result of better plant stability and the commissioning of the ninth SAS reactor.
Capital investment in Secunda is currently directed towards constructing the 15th oxygen train and upgrading the sulphur recovery plants to further increase efficiencies.

sasol oil

Sasol Oil's operating profit of R852 million improved by 12%. While fuel sales volumes were below expectations, sales in the gas business were buoyant and well above the previous period.
The damage caused by the fire at Natref, in June 2001, was successfully repaired and the refinery was recommissioned during October 2001. The refinery is now operating at the same levels of stability and efficiency that were achieved prior to the incident. Sasol was comprehensively insured for shutdown costs and business interruption losses and the insurance excess was carried in the previous financial year.
The establishment of a retail service station network to meet Sasol Oil's requirements after the expiry of the Main Supply Agreement in December 2003, is progressing well. It is confidently expected that approximately 300 high quality and well situated stations will be operational by mid-2004.

sasol chemical industries

In a global environment of weakening petrochemical prices, the performance of Sasol Chemical Industries (SCI) was most satisfactory. Operating profit increased by 78% to R1 861 million. The increase achieved by the South African based businesses was a pleasing 36%, with the solvents (130%) and nitrogen (69%) businesses showing particularly strong performances.
The extraction of synergies at Sasol Chemie is progressing well. Its operating profit of R435 million was earnings enhancing and better than expected. Its cash flow was strong, enabling a pleasing reduction of financing costs.
The significant surge in operating profit achieved by the nitrogen cluster of businesses comprising ammonia, fertilisers and explosives was a special highlight. Its consolidated operating profit for the period under review increased by 69% to R233 million. While the weakening of the Rand was an important contributor to this result, improved margin management and operating efficiencies also characterised their performance.
At Sasol Polymers, optimum plant operations and successful marketing into local and overseas markets helped to offset the adverse impact of lower international polymer prices and tight margins. The division's investments in Malaysia were started up successfully and continuous operation at targeted operating levels was achieved by end-February 2002.

sasol synfuels international

A key objective of the Nigerian Gas-to-Liquid Fuels venture was achieved in January 2002, when the engineering design package was completed within budget and schedule. This now enables the project team to complete the front-end engineering and design package and cost estimate, which is due for completion in March 2002. Completion of the engineering design package for the Qatar Gas-to-Liquid Fuels venture is on track for submission by end-May 2002.

sasol petroleum international

Sasol Petroleum International continued to build its portfolio of activities in Southern and West Africa. The development of the Pande and Temane gas fields in Mozambique was approved in September 2001 as part of the Natural Gas project.
Approval was also granted for the development of the Etame field offshore southern Gabon. First oil is expected in September 2002, and a longer term plan to consolidate a substantial position in West Africa is being pursued.

profit outlook

Although the performance of the USA economy during the last quarter of 2001 was better than expected, uncertainty in world fuel and petrochemical markets prevails. Crude oil and many petrochemical and related feedstock prices are relatively weak although they appear to have stabilised. Nevertheless, Sasol is well positioned to continue to benefit from its well established marketing and technological strengths and ongoing productivity improvement processes.
Assuming no dramatic shifts in world markets or disruptions in the financial sectors, and despite the possibility of a weaker oil price and a slight strengthening of the Rand in the second half of the financial year, the Group expects earnings to show substantial real growth for the full year ending 30 June 2002. Earnings growth in dollars is expected to remain positive.
Sasol intends to continue its share repurchase programme subject to acceptable circumstances prevailing.

corporate governance

Strong corporate governance structures and mechanisms are in place at Sasol and are constantly reviewed to reflect internal corporate changes, legislative changes and national and international developments in relation to corporate governance.

* In particular, Sasol subscribes to the Code of Corporate Practices and Conduct contained in the King II Report on Corporate Governance for South Africa which will be released in the first quarter of 2002.
All the key principles underlying responsible and effective corporate governance practices and conduct are reflected in Sasol's corporate governance structures and practices.
Sasol's business conduct guide commits the Group to the highest standard of compliance with laws and regulations, and to integrity, and sound behaviour and ethics in dealing with all its stakeholders. An ethics "Hot Line" has been established in order for stakeholders to anonymously report fraud and other crimes and irregularities.

strate

The dematerialisation of Sasol shares, under STRATE, commenced on 19 November 2001. Trading for electronic settlement began on 10 December 2001 and the first electronic settlement took place on 18 December 2001. The dematerialisation process commenced and was completed successfully without material occurrences being reported.

declaration of interim dividend number 45

The directors of Sasol Limited have declared an interim dividend of 200 cents per share (2000: 140 cents per share) for the half-year to 31 December 2001. The dividend has been declared in the currency of the Republic of South Africa.
Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, the following dates will apply to the interim dividend:

Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Friday, 5 April 2002
Trading ex dividend commences	Monday, 8 April 2002
Record date	Friday, 12 April 2002
Dividend payment date (electronic and certificated register)	Monday, 15 April 2002

Dividend cheques in payment of this dividend to certificated shareholders will be posted to shareholders on or about Monday, 15 April 2002. Electronic payment to certificated shareholders will be undertaken simultaneously.
Shareholders who have dematerialised their share certificates will have their bank accounts, which are linked to their Central Securities Depository Participant or Broker's safe custody accounts, credited on Monday, 15 April 2002.
In the case of certificated shareholders, notice of any change of address of shareholders must reach the transfer secretaries, Mercantile Registrars Limited, on or before Friday, 5 April 2002.
Shareholdings may not be dematerialised or rematerialised between Thursday, 28 March 2002 and Friday, 12 April 2002, both days inclusive.

By order of the board

N L Joubert
Company secretary

8 March 2002

notes to the financial statements

This interim announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa, in accordance with International Accounting Standard (IAS) 34 on Interim Financial Reporting and the requirements of the South African Companies Act. The unaudited results should be read in conjunction with the 2001 annual financial statements. Where appropriate, comparative figures have been restated to facilitate improved disclosure. The accounting policies adopted are consistent with those applied in the previous year.
During the year, IAS39 Financial Instruments: Recognition and Measurement was adopted. The standard requires that all financial assets and financial liabilities are recognised on the balance sheet at fair value. Fair value adjustments on non-trading financial assets are reported in equity until the financial asset is sold. Hedge accounting has been applied to capital projects and long-term external loans.
The financial year end of the Group has been changed from 25 June to 30 June with the effect from the 2002 financial year.

Principal foreign currency conversion rates:

One unit of foreign currency equals	Half-year 2001	Half-year 2000	Year 2001
Rand/USD (closing)	11,95	7,56	8,02
Rand/USD (average)	9,29	7,17	7,65
Rand/Euro (average)	8,31	6,45	6,79
Rand/USD (actual)			
Interim dividend	11,00*	8,03	8,03
Final dividend			9,36

*Indicative

balance sheet

25 June 2001 USDm	25 December 2000 USDm	31 December 2001 USDm		31 December 2001 Rm	25 December 2000 Rm	25 June 2001 Rm
			ASSETS			
3 617	2 601	2 961	Property, plant, equipment and intangible assets	35 363	19 657	28 996
(65)	15	(62)	Goodwill	(737)	108	(523)
220	209	158	Other long-term assets	1 888	1 580	1 766
3 772	2 825	3 057	Non-current assets	36 514	21 345	30 239
899	607	744	Inventories	8 889	4 586	7 210
1 260	726	1 061	Trade and other receivables	12 669	5 490	10 109
296	150	278	Cash	3 323	1 132	2 370
2 455	1 483	2 083	Current assets	24 881	11 208	19 689
6 227	4 308	5 140	Total assets	61 395	32 553	49 928
			EQUITY AND LIABILITIES			
2 772	2 591	2 376	Total shareholders' equity	28 363	19 580	22 217
13	13	13	Minority interest	156	100	107
620	203	554	Long-term debt	6 622	1 532	4 970
531	321	473	Long-term provisions	5 651	2 426	4 249
584	439	424	Deferred taxation	5 063	3 316	4 689
1 735	963	1 451	Non-current liabilities	17 336	7 274	13 908
434	120	431	Short-term debt	5 154	908	3 479
1 273	621	869	Other current liabilities	10 386	4 691	10 217
6 227	4 308	5 140	Total equity and liabilities	61 395	32 553	49 928

statement of changes in equity (abridged)

year 2001 USDm	half-year 2000 USDm	half-year 2001 USDm		half-year 2001 Rm	half-year 2000 Rm	year 2001 Rm
2 560	2 560	2 772	Balance at beginning	22 217	17 715	17 715
6	2	4	Shares issued	37	18	43
(146)	(103)	(61)	Shares repurchased	(567)	(748)	(1 119)
917	430	494	Earnings attributable to shareholders	4 595	3 135	7 025
(211)	(103)	(118)	Dividends paid	(1 101)	(785)	(1 655)
(103)	(103)	(118)	– final (prior year)	(1 101)	(785)	(785)
(108)	—	—	– interim (current year)	—	—	(870)
(354)	(216)	(774)	Movement in translation reserve	2 636	89	208
—	21	59	Movement in hedge accounting reserve	546	156	—
2 772	2 591	2 376	Balance at end	28 363	19 580	22 217
			Composition			
1 769	1 765	1 773	Share capital	2 667	2 605	2 630
(351)	(308)	(412)	Share repurchase programme	(2 976)	(2 038)	(2 409)
3 768	3 390	4 144	Accumulated profit	25 140	18 626	21 646
(2 414)	(2 277)	(3 188)	Translation reserve	2 986	231	350
—	21	59	Hedge accounting reserve	546	156	—
2 772	2 591	2 376	Total shareholders' equity	28 363	19 580	22 217

income statement

year 2001 USDm	half-year 2000 USDm	half-year 2001 USDm		half-year 2001 Rm	half-year 2000 Rm	year 2001 Rm
5 399	2 331	2 997	Sales	27 863	16 963	41 289
(3 363)	(1 436)	(1 829)	Cost of sales	(16 994)	(10 447)	(25 720)
2 036	895	1 168	Gross profit	10 869	6 516	15 569
28	6	99	Translation gains	922	42	216
(114)	(47)	(168)	Selling and distribution costs	(1 566)	(341)	(874)
(188)	(83)	(139)	Administrative expenditure	(1 288)	(601)	(1 440)
(353)	(114)	(202)	Other operating expenditure	(1 890)	(830)	(2 698)
1 409	657	758	Operating profit	7 047	4 786	10 773
31	15	13	Non-trading income	119	107	244
1	—	3	Income from associates	27	—	11
(66)	(23)	(46)	Finance costs	(430)	(169)	(509)
1 375	649	728	Net income before taxation	6 763	4 724	10 519
(454)	(217)	(231)	Taxation	(2 144)	(1 577)	(3 467)
921	432	497	Income after taxation	4 619	3 147	7 052
(4)	(2)	(3)	Minority interest	(24)	(12)	(27)
917	430	494	Earnings attributable to shareholders	4 595	3 135	7 025
133	104	—	Capital items	—	757	1 029
(6)	1	(11)	Goodwill	(108)	4	(44)
(34)	(25)	—	Tax effect thereon	—	(181)	(258)
1 010	510	483	Headline earnings	4 487	3 715	7 752
627,3	626,9	614,2	Weighted average number of shares (million)	614,2	626,9	627,3
			Earnings per share (cents)			
146	69	80	– attributable earnings basis	748	500	1 120
161	81	79	– headline earnings basis	731	593	1 236
			Dividends per share (cents)			
17	17	18	– interim	200	140	140
19			– final			180

cash flow statement (abridged)

year 2001 USDm	half-year 2000 USDm	half-year 2001 USDm		half-year 2001 Rm	half-year 2000 Rm	year 2001 Rm
1 889	910	1 049	Cash flow from operations	8 957	6 580	14 508
32	15	14	Investment income	129	107	253
(70)	(117)	(294)	Increase in working capital	(1 584)	(1 040)	(426)
(66)	(23)	(46)	Finance costs paid	(430)	(169)	(509)
(397)	(227)	(306)	Taxation paid	(3 116)	(1 608)	(2 972)
(211)	(103)	(118)	Distribution to shareholders	(1 101)	(785)	(1 655)
1 177	455	299	Retained from operations	2 855	3 085	9 199
(1 614)	(364)	(351)	Utilised in investing activities	(2 984)	(2 531)	(12 736)
673	(6)	131	Effect of financing activities	150	67	5 373
236	85	79	Increase in cash	21	621	1 836
			Cash			
73	73	296	– at beginning of period	2 370	506	506
(13)	(8)	(97)	– arising on translation	932	5	28
296	150	278	Cash at end of period	3 323	1 132	2 370

statement of value added

year 2001 USDm	half-year 2000 USDm	half-year 2001 USDm		half-year 2001 Rm	half-year 2000 Rm	year 2001 Rm
5 399	2 331	2 997	Sales	27 863	16 963	41 289
(3 029)	(1 273)	(1 656)	Purchased materials and services	(15 382)	(9 263)	(23 152)
2 370	1 058	1 341	Value added	12 481	7 700	18 137
32	15	16	Investment income	146	107	255
2 402	1 073	1 357	Total wealth created	12 627	7 807	18 392
			Wealth distribution			
648	264	391	Employees	3 632	1 924	4 957
215	105	121	Shareholders	1 125	797	1 682
66	23	46	Providers of loan capital	430	169	509
522	244	273	Government	2 544	1 773	3 988
951	437	526	Reinvested in the Group	4 896	3 144	7 256
2 402	1 073	1 357	Total wealth distributed	12 627	7 807	18 392

directors: P du P Kruger (chairman) P V Cox (deputy chairman and chief executive) E le R Bradley W A M Clewlow B P Connellan L P A Davies (executive) J H Fourie (executive) R Havenstein (executive) S Montsi T S Munday (executive) Z Z R Rustomjee J E Schrempp (German) C B Strauss
company secretary: N L Joubert
registered office: 1 Sturdee Avenue Rosebank Johannesburg 2196 PO Box 5486 Johannesburg 2000
transfer secretaries: Mercantile Registrars Limited First National House 11 Diagonal Street Johannesburg 2001 PO Box 1053 Johannesburg 2000
company registration number: 1979/003231/06 incorporated in the Republic of South Africa
share code: SOL isin code: ZAE 000006896

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